As filed with the Securities and Exchange Commission on March 14, 1997
                    Registration File Nos. ________/811-4420

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------
                                    FORM S-6
                        ---------------------------------
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2
                        ---------------------------------
                             WRL SERIES LIFE ACCOUNT
                              (Exact Name of Trust)

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               (Name of Depositor)

                               201 Highland Avenue
                              Largo, Florida 34640
          (Complete Address of Depositor's Principal Executive Offices)

                             Thomas E. Pierpan, Esq.
                  Vice President and Associate General Counsel
                   Western Reserve Life Assurance Co. of Ohio
                               201 Highland Avenue
                              Largo, Florida 33770
                (Name and Complete Address of Agent for Service)

                                   Copies to:

                              Stephen E. Roth, Esq.
                      Sutherland, Asbill & Brennan, L.L.P.
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404
                        ---------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby elects to register an indefinite amount of securities being offered.
               --------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        CROSS REFERENCE TO ITEMS REQUIRED

                                 BY FORM N-8B-2


N-8B-2 ITEM         CAPTION IN PROSPECTUS
-----------  ---------------------------------------

      1        Cover Page; The Series Account

      2        Cover Page; Western Reserve Life Assurance Co. of Ohio

      3        Not Applicable

      4        Distribution of the Policies

      5        The Series Account

      6        The Series Account

      7        Not Applicable

      8        Not Applicable

      9        Legal Proceedings

     10 Introduction; Policy Benefits; Payment and Allocation of Premiums; Investments of the Series Account; Policy Rights

     11        The Series Account; WRL Series Fund, Inc.

     12        The Series Account; WRL Series Fund, Inc.

     13 Charges and Deductions; The Series Account; Investments of the Series Account

     14        Introduction; Allocation of Premiums and Cash Value

     15        Allocation of Premiums and Cash Value

     16        The Series Account

     17        Cash Value; The Series Account; Policy Rights

     18        Payment and Allocation of Premiums; Cash Value

     19        Voting Rights of the Series Account; Reports and Records

     20        Not Applicable

     21        Loan Privileges

     22        Not Applicable

N-8B-2 ITEM         CAPTION IN PROSPECTUS
-----------  ---------------------------------------

     23        Safekeeping of the Series Account's Assets

     24        Policy Rights

     25        Western Reserve Life Assurance Co. of Ohio

     26        Not Applicable

     27 Western Reserve Life Assurance Co. of Ohio; The Series Account; WRL Series Fund, Inc.

     28 Western Reserve Life Assurance Co. of Ohio; Executive Officers and Directors of Western Reserve

     29        Western Reserve Life Assurance Co. of Ohio

     30        Not Applicable

     31        Not Applicable

     32        Not Applicable

     33        Not Applicable

     34        Not Applicable

     35        Western Reserve Life Assurance Co. of Ohio

     36        Not Applicable

     37        Not Applicable

     38        Distribution of the Policies

     39        Distribution of the Policies

     40        Not Applicable

     41        Distribution of the Policies; Western Reserve Life Assurance
               Co. of Ohio

     42        Not Applicable

     43        Not Applicable

     44        Cash Value

     45        Not Applicable

     46        Cash Value

N-8B-2 ITEM         CAPTION IN PROSPECTUS
-----------  ---------------------------------------

     47        Introduction; Allocation of Premiums and Cash Value

     48        Not Applicable

     49        Not Applicable

     50        Not Applicable

     51        Introduction; Western Reserve Life Assurance Co. of Ohio;
               Policy Benefits; Charges and Deductions

     52        The Series Account; WRL Series Fund, Inc.

     53        Federal Tax Matters

     54        Not Applicable

     55        Not Applicable

     56        Not Applicable

     57        Not Applicable

     58        Not Applicable

     59        Not Applicable

                         WRL FREEDOM FINANCIAL BUILDER
                              INDIVIDUAL FLEXIBLE
                             PREMIUM VARIABLE LIFE
                               INSURANCE POLICY

                                   Issued by
                  WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                              201 Highland Avenue
                             Largo, Florida 33770
                                (800) 851-9777
                                (813) 585-6565

     The individual flexible premium variable life insurance policy
("Policy") issued by Western Reserve Life Assurance Co. of Ohio
("Western Reserve") and described in this Prospectus is designed to provide lifetime insurance protection and maximum flexibility in connection with premium payments and death benefits. A Policyowner may, subject to certain restrictions, vary the timing and amount of premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows a Policyowner to provide for changing insurance needs under a single life insurance policy. The minimum Specified Amount for Issue Ages 0-45 is $50,000, declining to $25,000 for Issue Ages 46 to 80.

     The Policy provides a death benefit payable at the Insured's death, and a Net Surrender Value that can be obtained by completely or partially surrendering the Policy. Net premiums are allocated according to the Policyowner's directions among the Sub-Accounts of the WRL Series Life Account ("Series Account"), or to a fixed interest account ("Fixed Account"), or a combination of both. With respect to amounts allocated to Sub-Accounts of the Series Account, the amount of the death benefit may, and the Cash Value will, vary to reflect both the investment experience of the Sub-Accounts and the timing and amount of additional premium payments. However, as long as the Policy remains In Force, Western Reserve guarantees that the death benefit will never be less than the Specified Amount of the Policy. While additional premium payments are not required under the Policy, additional premium payments may be necessary to prevent Lapse if there is insufficient Net Surrender Value.

     The Policy provides a free-look period allowing the Policyowner to cancel the Policy within 10 days after receipt. Certain states require a free-look period longer than 10 days, either for all Policyowners or for certain classes of Policyowners.

     The assets of each Sub-Account of the Series Account will be invested solely in a corresponding Portfolio of the WRL Series Fund, Inc. (the
"Fund"). The Prospectus for the Fund describes the investment objectives and the risks of investing in the Portfolios of the Fund corresponding to the Sub-Accounts currently available under the Policy. The Policyowner bears the entire investment risk for all amounts allocated to the Series Account; there is no guaranteed minimum Cash Value.

     It may not be to your advantage to replace existing insurance or supplement an existing flexible premium variable life insurance policy with a Policy described in this Prospectus.

     Please read this Prospectus and the Prospectus for the Fund carefully and retain for future reference.

THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION, AND THE POLICY IS NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUS FOR THE WRL SERIES FUND, INC. CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE IN ALL STATES. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                         Prospectus Dated         , 1997

                               TABLE OF CONTENTS

                                                               PAGE
DEFINITIONS ................................................      1
INTRODUCTION   .............................................      3
INVESTMENT EXPERIENCE INFORMATION   ........................      7
 Rates of Return  ..........................................      7
 Death Benefit, Cash Value and Net Surrender
 Value Illustrations .......................................      8
 Other Performance Data ....................................     13
WESTERN RESERVE AND THE
SERIES ACCOUNT .............................................     13
 Western Reserve Life Assurance Co.
 of Ohio ...................................................     13
 The Series Account  .......................................     14
POLICY BENEFITS   ..........................................     14
 Death Benefit .............................................     14
 When Insurance Coverage Takes Effect  .....................     16
 Terminal Illness Accelerated Death
 Benefit Rider .............................................     17
 Cash Value ................................................     17
INVESTMENTS OF THE SERIES ACCOUNT   ........................     18
 WRL Series Fund, Inc.  ....................................     18
 Addition, Deletion, or Substitution
 of Investments   ..........................................     21
PAYMENT AND ALLOCATION OF PREMIUMS  ........................     21
 Issuance of a Policy   ....................................     21
 Premiums   ................................................     21
 Allocation of Premiums and Cash Value .....................     22
 Dollar Cost Averaging  ....................................     23
 Asset Rebalancing Program .................................     24
 Policy Lapse and Reinstatement  ...........................     24
CHARGES AND DEDUCTIONS  ....................................     25
 Premium Expense Charges   .................................     25
 Surrender Charge    .......................................     25
 Pro Rata Decrease Charge  .................................     26
 Cash Value Charges  .......................................     26
 Optional Cash Value Charges  ..............................     27
 Charges Against the Series Account ........................     27
 Expenses of the Fund   ....................................     28
 Group or Sponsored Policies  ..............................     28
 Employee Associate Policies  ..............................     28
 Builder Plus Programsm ....................................     29
POLICY RIGHTS  .............................................     30
 Loan Privileges  ..........................................     30
 Surrender Privileges   ....................................     31
 Examination of Policy Privilege ("Free-Look")  ......     31
 Benefits at Maturity   ....................................     32
 Payment of Policy Benefits   ..............................     32
                                                               PAGE
                                                               ------
GENERAL PROVISIONS   .......................................     32
 Postponement of Payments  .................................     32
 The Contract  .............................................     32
 Suicide ...................................................     32
 Incontestability    .......................................     33
 Change of Owner or Beneficiary  ...........................     33
 Assignment ................................................     33
 Misstatement of Age or Sex   ..............................     33
 Reports and Records .......................................     33
 Optional Insurance Benefits  ..............................     33
THE FIXED ACCOUNT ..........................................     34
 Fixed Account Value .......................................     34
 Minimum Guaranteed and Current
 Interest Rates   ..........................................     34
 Allocations, Transfers and Withdrawals   ..................     35
DISTRIBUTION OF THE POLICIES  ..............................     35
FEDERAL TAX MATTERS  .......................................     35
 Introduction  .............................................     35
 Tax Charges   .............................................     35
 Tax Status of the Policy  .................................     35
 Tax Treatment of Policy Benefits   ........................     36
 Employment-Related Benefit Plans   ........................     38
SAFEKEEPING OF THE SERIES
ACCOUNT'S ASSETS  ..........................................     38
VOTING RIGHTS OF THE SERIES ACCOUNT ........................     38
STATE REGULATION OF WESTERN
RESERVE  ...................................................     38
REINSURANCE ................................................     38
EXECUTIVE OFFICERS AND DIRECTORS
OF WESTERN RESERVE   .......................................     38
LEGAL MATTERS  .............................................     39
LEGAL PROCEEDINGS ..........................................     39
EXPERTS  ...................................................     39
ADDITIONAL INFORMATION  ....................................     40
INFORMATION ABOUT
WESTERN RESERVE'S
FINANCIAL STATEMENTS .......................................     40
APPENDIX A - ILLUSTRATION
OF BENEFITS ................................................     41
APPENDIX B - LONG TERM
MARKET TRENDS  .............................................     45
INDEX TO FINANCIAL
STATEMENTS  ................................................     47
APPENDIX C - SURRENDER CHARGE ..............................     48

                        The Policy is not available in the State of New York

                                  DEFINITIONS

      ACCOUNTS - Allocation options including the Fixed Account and Sub-Accounts of the Series Account.

      ATTAINED AGE - The Issue Age plus the number of completed Policy years.

      ANNIVERSARY - The same day and month as the Policy Date for each succeeding year the Policy remains In Force.

      BENEFICIARY - The person or persons specified by the Owner as entitled to receive the death benefit proceeds under the Policy.

      CASH VALUE - The sum of the values in each Sub-
Account plus the Policy's value in the Fixed Account.

      FIXED ACCOUNT - An allocation option other than the Series Account. The Fixed Account is part of Western Reserve's General Account. For Policies issued in New Jersey, the Fixed Account is used solely for Policy loans, and is not available for allocation of Net Premiums or transfers of Cash Value from the Sub-Accounts.

      FUND - WRL Series Fund, Inc., a registered management investment company in which the assets of the Series Account are invested.

      GENERAL ACCOUNT - The assets of Western Reserve other than those allocated to the Series Account or any other separate account.

      IN FORCE - Condition under which the coverage is active and the Insured's life remains insured.

      INITIAL PREMIUM - The amount which must be paid before coverage begins.

      INSURED - The person upon whose life the Policy is issued.

      ISSUE AGE - Issue Age refers to the age on the Insured's birthday nearest the Policy Date.

      LAPSE - Termination of the Policy at the end of the grace period.

      LOAN RESERVE - A part of the Fixed Account to which amounts are transferred as collateral for Policy loans.

      MATURITY DATE - The date when coverage under the Policy will terminate if the Insured is living and the Policy is In Force.

      MINIMUM MONTHLY GUARANTEE PREMIUM - During the No Lapse Period, an amount as shown on the Policy Schedule Page, used to determine whether a grace period will begin whenever Net Surrender Value is insufficient to meet monthly deductions for cost of insurance, the Policy charge and any optional insurance benefits.

      MONTHLY ANNIVERSARY OR MONTHIVERSARY - The same date in each succeeding month as the Policy Date. For purposes of the Series Account, whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed to be the next Valuation Date.

      NET SURRENDER VALUE - The amount payable upon surrender of the Policy equal to the Cash Value as of the date of surrender, less any surrender charge, and less any outstanding Policy loan, plus any unearned loan interest.

      NET PREMIUM - The portion of the premium available for allocation to either the Fixed Account or the Sub-
Accounts of the Series Account equal to the premium paid by the Policyowner less the applicable premium expense charges.

      NO LAPSE DATE - The No Lapse Date as specified in the Policy, which, for a Policy issued to an Insured at Issue Ages 0-60, is the lesser of the number of years to Attained Age 65, or the twentieth Anniversary, and, for a Policy issued to an Insured at Issue Ages 61-80, is the fifth Anniversary.

      NO LAPSE PERIOD - The period of time between the Policy Date and the No Lapse Date, during which the Policy will not Lapse if certain conditions are met, even though Net Surrender Value is insufficient to meet the monthly deductions.

      OFFICE - The administrative office of Western Reserve whose mailing address is P. O. Box 5068, Clearwater, Florida 34618-5068.

      PLANNED PERIODIC PREMIUM - A scheduled premium of a level amount at a fixed interval over a specified period of time.

      POLICY - The flexible premium variable life insurance policy offered by Western Reserve and described in this Prospectus.

      POLICY DATE - The date set forth in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. The Policy Date is used to determine Policy years and Policy Months. Policy Anniversaries are measured from the Policy Date.

      POLICY MONTH - A month beginning on the Monthly Anniversary.

      POLICYOWNER ("OWNER") - The person who owns the Policy and who may exercise all rights under the Policy while living.

      PORTFOLIO - A separate investment portfolio of the Fund.

      RECORD DATE - The date the Policy is recorded on the books of Western Reserve as an In Force Policy.

      SERIES ACCOUNT - WRL Series Life Account, a separate investment account established by Western Reserve to receive and invest Net Premiums allocated under the Policy.

      SPECIFIED AMOUNT - The minimum death benefit payable under the Policy as long as the Policy remains In Force. The death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

      SUB-ACCOUNT - A sub-division of the Series Account. Each Sub-Account invests exclusively in the shares of a specified Portfolio of the Fund.

      TERMINATION - Condition when the Insured's life is no longer insured under the coverage provided.

      VALUATION DATE - Each day on which the New York Stock Exchange is open for business.

      VALUATION PERIOD - The period commencing at the end of one Valuation Date and continuing to the end of the next succeeding Valuation Date.

                                 INTRODUCTION
 1. WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A CONVENTIONAL FIXED-BENEFIT LIFE INSURANCE POLICY?

     Like conventional fixed-benefit life insurance, as long as the Policy remains In Force, the Policy will provide: (1) the payment of a minimum death benefit to a Beneficiary upon the Insured's death; (2) the accumulation of Cash Value; and (3) surrender rights and Policy loan privileges.

     The Policy differs from conventional fixed-benefit life insurance by allowing Policyowners to allocate Net Premiums to one or more Sub-Accounts of the Series Account, or to the Fixed Account, or to a combination of both. Each Sub-Account invests in a designated Portfolio of the Fund. The amount and/or duration of the life insurance coverage and the Cash Value of the Policy are not guaranteed and may increase or decrease depending upon the investment experience of the Sub-
       Accounts. Accordingly, the Policyowner bears the investment risk of any depreciation in value of the underlying assets of the Series Account but reaps the benefits of any appreciation in value. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 22.) Unlike conventional fixed-benefit life insurance, a Policyowner also has the flexibility, subject to certain restrictions (see Premiums - Premium Limitations, p. 22), to vary the frequency and amount of premium payments and to adjust the death benefits payable under the Policy by increasing or decreasing the Specified Amount. Thus, unlike conventional fixed-benefit life insurance, the Policy does not require a Policyowner to adhere to a fixed premium schedule. Moreover, the failure to pay a scheduled premium ("Planned Periodic Premium") will not itself cause the Policy to Lapse, although additional premium payments may be necessary to prevent Lapse if Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. (See Policy Lapse and Reinstatement - Lapse, p. 24.)

 2. WHAT DEATH BENEFIT OPTIONS ARE AVAILABLE UNDER THE POLICY?

     The Policy provides the payment of benefits upon the death of the Insured.
          The Policy contains three death benefit options. Under Death Benefit Option A, the death benefit is the greater of the Specified Amount of the Policy, or a specified percentage times the Cash Value of the Policy on the date of death of the Insured. Under Death Benefit Option B, the death benefit is the greater of the Specified Amount of the Policy plus the Cash Value of the Policy on the date of death of the Insured, or a specified percentage times the Cash Value of the Policy on the date of death of the Insured. Under Death Benefit Option C, the death benefit is equal to the greater of the amount payable under Death Benefit Option A, or the Specified Amount times a factor equal to the lesser of 1.0, and four one-hundredths (.04) times the result of 95 minus the Insured's Attained Age at death, plus the Cash Value of the Policy as of the date of death of the Insured.

     As long as the Policy remains In Force, the minimum death benefit payable under any option will be the current Specified Amount. The amount of death benefit will be reduced by any outstanding indebtedness and any due and unpaid charges, and increased by any additional insurance benefits added by rider and any unearned loan interest. Under Western Reserve's current rules, the minimum Specified Amount for a Policy at issue for Issue Ages 0-45 is $50,000, declining to $25,000 for Issue Ages 46 to 80. The minimum Specified Amount will be set forth in the Policyowner's Policy. (See Policy Benefits - Death Benefit, p. 14.)

     Optional insurance benefits offered under the Policy include a Children's
          Insurance Rider; an Other Insured Rider; an Accidental Death Benefit Rider; a Disability Waiver Rider; a Disability Waiver and Monthly Income Rider; and a Primary Insured Rider. (See Optional Cash Value Charges - Optional Insurance Benefits, p. 27.) The cost of these optional insurance benefits will be deducted from Cash Value as part of the monthly deduction. (See Charges and Deductions - Cash Value Charges, p. 27.)

     A Terminal Illness Accelerated Death Benefit Rider is automatically included with every Policy at no additional charge (this Rider may not be available in certain states). This rider makes a "Single Sum Benefit" available prior to the Insured's death if the Insured has incurred a condition resulting from illness which, as determined by a Physician, has reduced the Insured's life expectancy as defined in the rider. (See Policy Benefits - Terminal Illness Accelerated Death Benefit Rider, p. 17.)

     Benefits under the Policy may be paid in a lump sum or under one of the settlement options set forth in the Policy. (See Payment of Policy Benefits - Settlement Options, p. 32.)

 3. HOW MAY THE AMOUNT OF THE DEATH BENEFIT AND CASH VALUE VARY?

     Under any of the death benefit options, as long as the Policy remains In
          Force, the death benefit will not be less than the current Specified Amount of the Policy. The amount of death benefit will be reduced by any outstanding policy loan, plus any unearned loan interest, and any due and unpaid charges. The death benefit may, however, exceed the Specified Amount under certain circumstances. The amount by which the death benefit exceeds the Specified Amount depends upon the option chosen and the Cash Value of the Policy. (See Policy Benefits - Death Benefit, p. 14.)

     The Policy's Cash Value in the Series Account will reflect the amount and frequency of premium payments, the investment experience of the chosen Sub-Accounts of the Series Account, any cash withdrawals, and any charges imposed in connection with the Policy. The entire investment risk for amounts allocated to Sub-
       Accounts of the Series Account is borne by the Policyowner; Western Reserve does not guarantee a minimum Cash Value. (See Policy Benefits - Cash Value, p. 17.)

 4. WHAT FLEXIBILITY DOES A POLICYOWNER HAVE TO ADJUST THE AMOUNT OF THE DEATH BENEFIT?

     The Policyowner has significant flexibility to adjust the death benefit payable by changing the Death Benefit Option, by decreasing the Specified Amount of the Policy or by adding riders to increase the total death benefit payable. No such change or decrease may be made during the first three Policy years. The Policyowner may either change the Death Benefit Option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year. (See Policy Benefits - Change in Death Benefit Option, p. 15, and Death Benefit - Decrease in Specified Amount, p. 16.)

 5. WHAT FLEXIBILITY DOES A POLICYOWNER HAVE IN CONNECTION WITH PREMIUM
        PAYMENTS?

     A Policyowner has considerable flexibility concerning the amount and frequency of premium payments. Western Reserve will require the Policyowner to pay an Initial Premium, at least equal to a minimum monthly guarantee premium set forth in the Policy, before insurance coverage is In Force. Thereafter, a Policyowner may, subject to certain restrictions, make premium payments in any amount and at any frequency. (See Payment and Allocation of Premiums - Premiums, p. 21.) Each Policyowner will also determine a Planned Periodic Premium schedule. The schedule will provide a premium payment of a level amount at a fixed interval over a specified period of time. The amount and frequency of Planned Periodic Premium payments will be set forth in the Policy. The amount and frequency of Planned Periodic Premium payments may be changed upon written request. (See Premiums - Planned Periodic Premiums, p. 21.)

 6. HOW LONG WILL THE POLICY REMAIN IN FORCE?

     The Policy will lapse only when Net Surrender Value is insufficient to pay the monthly deduction (see Charges and Deductions - Cash Value Charges, p. 26), and a grace period expires without a sufficient payment by the Policyowner. (See Loan Privileges - Indebtedness, p. 31.) However, until the No Lapse Date as provided in the Policy, the Policy will remain In Force and no grace period will begin provided there has been no addition of any riders, the total premiums received (minus any withdrawals, any outstanding loans, and any pro rata Decrease Charge deducted from the Cash Value) equals or exceeds the Minimum Monthly Guarantee Premium shown in the Policy times the number of months since the Policy Date, including the current month. The Minimum Monthly Guarantee Premium is set forth in the Policy, unless changed due to a requested change under the Policy by the Policyowner, at which time the Policyowner will be notified of the new Minimum Monthly Guarantee Premium and its effective date. The Policy, therefore, differs in two important respects from a conventional life insurance policy. First, the failure to pay a Planned Periodic Premium will not automatically cause the Policy to lapse. Second, after the No Lapse Date, the Policy can lapse even if Planned Periodic Premiums or premiums in other amounts have been paid, if Net Surrender Value is insufficient to pay the monthly deduction, and a grace period expires without a sufficient payment. Such a Lapse could happen if the investment experience has been sufficiently unfavorable to have resulted in a decrease in the Net Surrender Value, or the Net Surrender Value has decreased because not enough premiums have been paid to offset the monthly deductions. If the Insured is alive and the Policy is In Force on the Maturity Date, which is the Insured's 95th birthday, the Policy will then terminate and no longer be In Force. Upon request, Western Reserve will extend the Maturity Date, as long as there appears to be no unfavorable tax consequences. The Net Surrender Value as of the Maturity Date will be paid to the Policyowner. (See Policy Rights - Benefits at Maturity, p. 32.)

 7. HOW ARE NET PREMIUMS ALLOCATED?

     The portion of the premium available for allocation ("Net Premium") equals the premium paid less the premium expense charges. (See Charges and Deductions - Premium Expense Charges, p. 25.) The Policyowner initially determines the allocation of the Net Premium among the Sub-Accounts of the Series Account, each of which invests in shares of a designated Portfolio of the Fund, or to the Fixed Account, or a combination. Each Portfolio has a different investment objective. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.) The allocation of future Net Premiums may be changed without charge at any time by providing Western Reserve with written notification from the Policyowner, or by calling Western Reserve's toll-free number, 1-800-851-9777. Western Reserve reserves the right to impose a charge of $25 for each change in allocation instructions in excess of one per Policy quarter.

 8. IS THERE A "FREE-LOOK" PERIOD?

     Yes, the Policy provides a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it. Certain states require a Free-Look period longer than 10 days, either for all Policyowners or for certain classes of Policyowners. In most states, Western Reserve will refund the value of the amounts allocated to the Accounts plus any charges previously deducted. In certain states, the refund will be the total of all premiums paid. (See Policy Rights - Examination of Policy Privilege, p. 31.)

 9. MAY THE POLICY BE SURRENDERED?

     Yes, the Policyowner may totally surrender the Policy at any time and receive the Net Surrender Value of the Policy. Subject to certain limitations, the Policyowner may also make cash withdrawals from the Policy at any time after the first Policy year and prior to the Maturity Date. (See Policy Rights - Surrender Privileges, p. 31.) If Death Benefit Option A is in effect, cash withdrawals will reduce the Policy's Specified Amount by the amount of the cash withdrawal.

10. WHAT IS THE LOAN PRIVILEGE?

     After the first Policy Anniversary, a Policyowner may obtain a Policy loan in any amount which is not greater than 90% of the Cash Value, less any surrender charge and any already outstanding loan. Western Reserve reserves the right to permit a Policy Loan prior to the first Policy Anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy, under Section 1035(a) of the Internal Revenue Code of 1986, as amended. It should be noted, however, that a loan taken from, or secured by, a Policy may be treated as a taxable distribution, and also may be subject to a penalty tax. (See Federal Tax Matters, p. 35.)

     The interest rate on a Policy loan is 5.2% payable annually in advance. The requested loan amount, plus interest in advance, will be transferred from the Accounts to the Loan Reserve and credited at the end of each Policy year with guaranteed interest at a rate of 4% per year. Western Reserve may from time to time, and in its sole discretion, credit the Loan Reserve with additional interest at a rate higher than 4% per year. The Loan Reserve is currently credited with a rate higher than 4% per year. The minimum loan amount is generally $500. (See Policy Rights - Loan Privileges, p. 30.) Upon repayment of a loan, amounts in the Loan Reserve in excess of the outstanding value of the loan are currently transferred to the Accounts in the same manner as Net Premium allocations; however, Western Reserve may in the future require these amounts to be transferred to the Fixed Account. (See The Fixed Account, p. 34.)

     There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account any outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 36.)

11. WHAT CHARGES ARE ASSESSED IN CONNECTION WITH THE POLICY?

     Certain charges are deducted from each premium. A sales charge equal to 3.5% of the premiums paid through the end of the tenth Policy year is deducted to compensate Western Reserve for distribution expenses incurred in connection with the Policy. A charge of 2.5% of each premium payment is deducted to compensate Western Reserve for premium taxes imposed by various states. In addition, $3.00 per premium payment is deducted to compensate Western Reserve for costs associated with premium collections. (See Charges and Deductions - Premium Expense Charges, p. 25.)

     A "surrender charge" is deducted if the Policy is surrendered during the first fifteen Policy years. The Surrender Charge imposed upon early surrender or a decrease in Specified Amount will be significant. As a result, you should purchase a Policy only if you have the financial capability to keep it In Force for a substantial period of time. The surrender charge is calculated by multiplying the Specified Amount as of the Policy Date by the Surrender Charge per $1,000 of Specified Amount as shown in the Policy for the Policy year during which surrender occurs. In addition, a pro rata Decrease Charge equal to a pro rata portion of the Surrender Charge will be calculated and charged to the Cash Value for any decreases in the Policy's Specified Amount which occur during the first fifteen Policy years. Any future Surrender Charges will be reduced proportionately according to the amount of any previous pro rata Decrease Charge. (See Charges and Deductions - Surrender Charge, p. 25 and Pro Rata Decrease Charge, p. 26.)

     Cost of insurance charges and a current $5.00 monthly administration charge, guaranteed never to exceed $7.50, are deducted monthly from the Cash Value of each Policy to compensate Western Reserve for the cost of insurance and the cost of administering the Policy. Cost of insurance charges will vary with the Policy's Specified Amount, the death benefit Option chosen and the investment experience of the Portfolios in which the Policy is invested. (See Charges and Deductions - Cash Value Charges, p. 26.)

     Optional Cash Value charges are deducted from the Policy as a result of Policyowner changes or elections made to the Policy. Optional Cash Value charges include charges for: optional insurance benefits, certain Cash Value transfers and cash withdrawals. (See Charges and Deductions - Optional Cash Value Charges, p. 27.)

     Western Reserve charges the Sub-Accounts of the Series Account for the mortality and expense risks Western Reserve assumes. The charge is made daily at an effective annual rate of 0.90% of the average daily net assets of each Sub-Account of the Series Account. Western Reserve currently intends to reduce this charge to 0.75% after the first fifteen Policy years. However, such reduction is not guaranteed, and Western Reserve reserves the right to maintain this charge at the 0.90%
       level after the first fifteen Policy years. (See Charges and Deductions - Charges Against the Series Account, p. 27.)

     Each Sub-Account invests in a corresponding Portfolio of the Fund. Each
          Portfolio pays investment management fees based on a percentage of the Portfolio's average daily net assets. The annual management fees and other Fund expenses for the Portfolios are provided on p. 7, under the heading Fund Annual Expenses. Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") and, pursuant to the Plan, has entered into a Distribution Agreement with InterSecurities, Inc.
          ("ISI"), principal underwriter for the Fund.

     Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundreths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1997. Prior to ISI's seeking reimbursement, Policyowners will be notified in advance. In addition, the Portfolios incur certain operating expenses. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.)

     No charges are currently made from the Series Account for Federal or state income taxes. Should Western Reserve determine that such taxes may be imposed by Federal or state agencies, Western Reserve may make deductions from the Series Account to pay these taxes. (See Federal Tax Matters, p. 35.)

12. ARE TRANSFERS PERMITTED AMONG THE ACCOUNTS?

     Yes. A Policyowner may transfer Cash Value among the Sub-Accounts of the
          Series Account or from the Sub-
       Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts subject to certain restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 35.) Western Reserve reserves the right to charge a $25 fee for each transfer in excess of one per Policy month or twelve per Policy year. This charge will not be increased. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value - Transfers, p. 23.)

13. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING A POLICY?

     At present, there is only limited guidance for determining whether a Policy meets the requirements prescribed by tax legislation for tax treatment as a life insurance contract under Section 7702 of the Internal Revenue Code. With respect to a Policy that is issued on the basis of a rate class using non-tobacco use Ultimate Select, non-tobacco use Select, tobacco use Ultimate Standard or tobacco use Standard, while there is some uncertainty due to the limited guidance on Section 7702, Western Reserve nonetheless believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard rate class, there is even less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not qualify as a life insurance contract, Western Reserve will take whatever steps are appropriate and reasonable to attempt to have such a Policy comply with Section 7702. For these reasons, Western Reserve reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, Western Reserve believes that the death benefit paid under the Policy generally should be fully excludable from the gross income of the Beneficiary for Federal income tax purposes. Moreover, the Owner should not be deemed in constructive receipt of Cash Values under a Policy until there is a distribution from the Policy.

     A Policy may be treated as a "modified endowment contract" depending upon the amount of premiums paid in relation to the death benefit. (See Tax Treatment of Policy Benefits - Modified Endowment Contracts, p. 36.) If the Policy is a modified endowment contract, then all pre-death distributions, including Policy loans and loans secured by a Policy, will be treated first as a distribution of taxable income to the extent of any gain and then as a return of basis or investment in the contract. In addition, prior to age 591|M/2 any distributions of gains generally will be subject to a 10% penalty tax.

     If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans and loans secured by a Policy will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax. For further elaboration on the tax consequences of a Policy, see Federal Tax Matters, p. 35.

FUND ANNUAL EXPENSES* (AS A % OF FUND AVERAGE NET ASSETS)

                                           Aggressive     Emerging
                                             Growth        Growth       Growth
                                            Portfolio    Portfolio    Portfolio
                                          ------------- ------------ ------------
Management Fees  ........................        0.80%        0.80%        0.80%
Other Expenses (after reimbursement)  ...        0.18%        0.14%        0.08%
Total Fund Annual Expenses   ............        0.98%        0.94%        0.88%



                                                                                     C.A.S.E.
                                             Global      Balanced    Value Equity     Growth
                                           Portfolio    Portfolio     Portfolio**    Portfolio
                                          ------------ ------------ --------------- -----------
Management Fees  ........................       0.80%        0.80%           0.80%       0.80%
Other Expenses (after reimbursement)  ...       0.19%        0.17%           0.20%       0.20%
Total Fund Annual Expenses   ............       0.99%        0.97%           1.00%       1.00%


                                                        Strategic         Growth &
                                             Bond      Total Return        Income
                                          Portfolio    Portfolio***    Portfolio****
                                         ------------ --------------- ----------------
Management Fees    .....................       0.50%        0.80%               0.75%
Other Expenses (after reimbursement)           0.14%        0.11%               0.25%
Total Fund Annual Expenses  ............       0.64%        0.91%               1.00%



                                                        Tactical
                                            Money         Asset      International
                                            Market     Allocation       Equity       U.S. Equity
                                          Portfolio     Portfolio     Portfolio**    Portfolio**
                                         ------------ ------------- --------------- -------------
Management Fees    .....................       0.40%         0.80%           1.00%         0.80%
Other Expenses (after reimbursement)           0.12%         0.10%           0.30%         0.25%
Total Fund Annual Expenses  ............       0.52%         0.90%           1.30%         1.05%

  * Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") and pursuant to the Plan, has entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the Fund. Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-
   hundreths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1997. Prior to ISI's seeking reimbursement, Policyowners will be notified in advance.

 ** Because the Value Equity Portfolio commenced operations on May 1, 1996 the
    "Other Expenses" and "Total Fund Annual Expenses" are annualized. Because the International Equity and U.S. Equity Portfolios commenced operations on January 2, 1997, the percentages set forth as "Other Expenses" and "Total Fund Annual Expenses" are estimates.


 *** Prior to May 1, 1997, this Portfolio was known as Equity-Income.

**** Prior to May 1, 1997, this Portfolio was known as Utility.

     The purpose of the preceding Table is to assist the Policyowner in understanding the various costs and expenses that a Policyowner will bear directly and indirectly. The Table reflects charges and expenses of the Separate Account as well as the Portfolios of the Fund for the fiscal year ended December 31, 1996, except that the "Other Expenses" and "Total Fund Annual
Expenses" for the Value Equity Portfolio are annualized and the "Other
Expenses" and "Total Fund Annual Expenses" for the International Equity and U.S. Equity Portfolios are estimates. Expenses of the Fund may be higher or lower in the future. Certain states and other governmental entities may impose a premium tax, which the Table does not include. For more information on the charges described in this Table, see "CHARGES AND DEDUCTIONS" on page 25 and the Fund Prospectus which accompanies this Prospectus.

     WRL Investment Management, Inc. has undertaken, until at least April 30, 1998, to pay Fund expenses on behalf of the Portfolios to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio's average daily net assets. In 1996, Western Reserve, the Fund's Investment Adviser prior to January 1, 1997, reimbursed the Value Equity Portfolio in the amount of $13,672, and the C.A.S.E. Growth Portfolio in the amount of $73,269. Without such reimbursement, the total annual Fund expenses during 1996 for the Value Equity Portfolio and the C.A.S.E. Growth Portfolio would have been 1.03% and 1.64%, respectively. See the Fund's Prospectus for a description of the expense limitation applicable to each Portfolio.

                       INVESTMENT EXPERIENCE INFORMATION

      The information provided in this section shows the historical investment experience of the Fund and hypothetical illustrations of the Policy based on the historical investment experience of the Fund. It does not represent or project future investment performance.

      The Policies became available for sale in 1997. The Series Account and the Fund commenced operations on October 2, 1986. The rates of return shown below depict the actual investment experience of each Portfolio of the Fund for the periods shown. The illustrations of death benefits, Cash Values and Net Surrender Values shown below depict these Policy features for a hypothetical Policy as if it had been purchased on January 1, 1987 by an Insured in the age and risk classes indicated, based on the historical investment experience of the Portfolio indicated since January 1, 1987. The actual rate of return for each Portfolio in each calendar year was assumed to be uniformly earned throughout that year. The actual performance of the Portfolios, however, has and will vary throughout the year, resulting in variable monthly deductions from Cash Value that could affect performance.

RATES OF RETURN

      The rates of return shown below are based on the actual investment performance, as described above, after the deduction of investment management fees and direct Fund expenses, of the Portfolios of the Fund. The rates are average annual compounded rates of return for the periods ended on December 31, 1996. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.)

      These rates of return do not reflect the annual charge against the assets of the Series Account of 0.90% for mortality and expense risks. These rates of return also do not reflect the charges deducted from premiums, monthly deductions from Cash Value, or surrender charges. (See Charges and Deductions - Premium Expense Charges, p. 25; Surrender Charge, p. 25; and Cash Value Charges,
p. 26.) Accordingly, these rates of return do not illustrate how actual investment performance will affect benefits under the Policies. (See, however, Death Benefit, Cash Value and Net Surrender Value Illustrations, below.) Moreover, these rates of return are not an estimate, projection or guarantee of future performance.

      Also shown are comparable figures for the unmanaged Standard & Poor's Index of 500 Common Stocks (S&P 500), a widely used measure of stock market performance. As an unmanaged index, the S&P 500 does not reflect any deduction for the expenses of operating and managing an investment portfolio.

                   AVERAGE ANNUAL COMPOUNDED RATES OF RETURN
                  FOR THE PERIODS ENDED ON DECEMBER 31, 1996

Fund Portfolio            Inception*    5 Years    3 Years     1 Year
------------------------ ------------- ---------- ---------- -----------
Growth                              %          %          %          %
Global                              %        N/A          %          %
Bond                                %          %          %          %
Money Market                        %          %          %          %
Emerging Growth                     %        N/A          %          %
Strategic Total Return              %        N/A          %          %
Aggressive Growth                   %        N/A  N/A                %
Balanced                            %        N/A  N/A                %
Growth & Income                     %        N/A  N/A                %
Tactical Asset
 Allocation                         %        N/A  N/A                %
C.A.S.E Growth                      %        N/A  N/A                %
Value Equity                        %        N/A  N/A        N/A
S&P 500                             %          %          %          %

* The Growth, Bond and Money Market Portfolios of the Fund commenced operations on October 2, 1986. The Global Portfolio commenced operations on December 3, 1992. The Emerging Growth and Strategic Total Return Portfolios commenced operations on March 1, 1993. The Aggressive Growth, Balanced and Growth & Income Portfolios commenced operations on March 1, 1994. The Tactical Asset Allocation Portfolio commenced operations on January 3, 1995. The C.A.S.E. Growth Portfolio commenced operations on May 1, 1995. The Value Equity Portfolio commenced operations on May 1, 1996. The S&P 500 returns are based on an inception date of October 2, 1986.

Because the U.S. Equity and International Equity Portfolios had not yet commenced operations as of December 31, 1996, the above chart does not reflect rates of return for these Portfolios.

      Additional information regarding the investment performance of the Portfolios of the Fund appears in the attached Prospectus for the Portfolios of the Fund.

DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE ILLUSTRATIONS

      In order to demonstrate how the actual investment experience of the Portfolios will affect the Option B death benefits, the Policy Cash Value and the Net Surrender Value, the following hypothetical illustrations are based on the actual investment experience of each Portfolio as if the Policy had been available for sale and issued on January 1, 1987. The actual rate of return in each calendar year was assumed to be uniformly earned throughout that year. The actual performance of the Portfolios, however, has and will vary throughout the year, resulting in variable monthly deductions from Cash Value that could affect performance. These illustrations do not represent what may happen in the future.


      The illustrations show Option B based on the payment of annual premiums of $2,000 at the beginning of each Policy year, and a Specified Amount of $165,000 for a male age 35. The illustrations assume that the Insured is placed in Western Reserve's non-smoker Ultimate Select underwriting rate class. (See Cash Value Charges - Cost of Insurance, p. 27.) The illustrations also assume that the Policy's entire Cash Value is allocated to the Sub-Account corresponding to the Portfolio shown. These illustrated values would be different if the Policyowner had chosen Option A death benefits.

      The amounts shown for death benefits, Cash Values and Net Surrender Values take into account all charges and deductions from the Policy, the Series Account and the Fund (see Charges and Deductions - Premium Expense Charges, p. 25, Charges Against the Series Account, p. 27, and Investments of the Series Account
- WRL Series Fund, Inc., p. 18).

      For each Portfolio of the Fund, one illustration is based on the guaranteed cost of insurance rates, while the other illustration is based on the current cost of insurance rates. These examples of Policy performance are for the specific age, sex, rate class, premium payment pattern and Policy set forth above. The amount and timing of premium payments would affect individual Policy benefits as would any withdrawals or loans.

      This Prospectus also contains illustrations based on assumed rates of return. See Appendix A, pages 41-44.

      The following example shows how the hypothetical net return of the Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that the Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                               GROWTH PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1988  ..............................     $1,750        $1,725         $    0        $    0
1989* ..............................      3,841         3,781          1,280         1,220
1990* ..............................      8,062         7,926          5,502         5,365
1991* ..............................      9,313         9,132          6,752         6,571
1992* ..............................     17,375        17,018         14,814        14,457
1993* ..............................     19,136        18,718         16,831        16,413
1994* ..............................     21,100        20,611         19,052        18,562
1995* ..............................     20,453        19,946         18,661        18,154
1996* ..............................     32,237        31,428         30,700        29,892
1997* ..............................     39,076        38,086         37,795        36,806

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Bond Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                                BOND PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1988  ..............................     $1,477        $1,454         $    0        $    0
1989*    ...........................      3,222         3,167            661           607
1990*    ...........................      5,487         5,384          2,927         2,824
1991*    ...........................      7,459         7,299          4,899         4,738
1992*    ...........................     10,443        10,200          7,882         7,639
1993*    ...........................     12,812        12,494         10,508        10,189
1994*    ...........................     15,880        15,462         13,831        13,413
1995*    ...........................     16,044        15,594         14,252        13,801
1996* ..............................     21,347        20,740         19,810        19,204
1997* ..............................     22,392        21,747         21,111        20,467

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Money Market Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                            MONEY MARKET PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1988  ..............................     $1,651        $1,628         $    0        $    0
1989*    ...........................      3,385         3,330            824           769
1990*    ...........................      5,295         5,196          2,734         2,635
1991*    ...........................      7,282         7,126          4,722         4,566
1992*    ...........................      9,187         8,971          6,626         6,410
1993*    ...........................     10,927        10,649          8,622         8,344
1994*    ...........................     12,589        12,245         10,540        10,197
1995*    ...........................     14,408        13,989         12,616        12,197
1996* ..............................     16,526        16,036         14,990        14,500
1997* ..............................     18,636        18,078         17,355        16,798

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Global Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1993, if the Global Portfolio had been offered by the Policy as of January 1, 1993. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                               GLOBAL PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1994  ..............................     $2,139        $2,112         $   0         $   0
1995*    ...........................      3,681         3,624         1,120         1,063
1996* ..............................      6,432         6,320         3,871         3,759
1997* ..............................      9,971         9,776         7,410         7,215

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Emerging Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                           EMERGING GROWTH PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1995  ..............................     $1,429        $1,407         $   0         $   0
1996* ..............................      4,455         4,386         1,894         1,825
1997* ..............................      7,016         6,894         4,455         4,334

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Strategic Total Return Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       STRATEGIC TOTAL RETURN PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1995  ..............................     $1,547        $1,524         $   0         $   0
1996* ..............................      3,892         3,830         1,331         1,269
1997* ..............................      6,143         6,033         3,582         3,472

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Aggressive Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                          AGGRESSIVE GROWTH PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1996  ..............................     $2,234        $2,207         $   0         $   0
1997* ..............................      4,120         4,059         1,559         1,498

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Balanced Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                              BALANCED PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1996  ..............................     $1,893        $1,867         $   0         $   0
1997* ..............................      3,759         3,700         1,198         1,140

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Utility Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                           GROWTH & INCOME PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1996  ..............................     $1,993        $1,967         $   0         $   0
1997* ..............................      3,874         3,814         1,313         1,253

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Tactical Asset Allocation Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                      TACTICAL ASSET ALLOCATION PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of     Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1996  ..............................     $1,909        $1,884         $   0         $   0
1997* ..............................      3,903         3,843         1,342         1,282

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the C.A.S.E. Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1996, if the C.A.S.E. Growth Portfolio had been offered by the Policy as of January 1, 1996. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                           C.A.S.E. GROWTH PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
         ($165,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates

                                               Cash Value              Net Surrender Value
                                       ---------------------------- ----------------------------
Policy Anniversary on January 1 of      Current      Guaranteed      Current      Guaranteed
------------------------------------   ----------   -------------   ----------   ------------
1997  ..............................    $1,823          $1,798           $0             $0


     Because the Value Equity Portfolio commenced operations on May 1, 1996 and the U.S. Equity Portfolio and International Equity Portfolio had not yet commenced operations as of December 31, 1996, there are no hypothetical illustrations for these Portfolios.

OTHER PERFORMANCE DATA

      Western Reserve may compare the performance of each Sub-Account in advertising and sales literature to the performance of other variable life issuers in general, or to the performance of particular types of variable life insurance policies investing in mutual funds, or investment series of mutual funds, with investment objectives similar to each of the Sub-
Accounts whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar") or reported by other services, companies, individuals or other industry or financial publications of general interest, such as Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance and Fortune. Lipper and Morningstar are widely used independent research services which monitor and rank the performance of variable life insurance policies in each of the major categories of investment objectives on an industry-wide basis.

      Lipper's and Morningstar's rankings include variable annuity contracts as well as variable life insurance policies. The performance analyses prepared by Lipper and Morningstar rank such policies and contracts on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration.

      Western Reserve may also compare the performance of each Sub-Account in advertising and sales literature to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock market performance, or other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but usually do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

      In addition, Western Reserve may, as appropriate, compare each Sub-Account's performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed "market basket" of certain specified goods and services. Similar comparisons of Sub-Account performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account performance may be compared with Donoghue Money Market Institutional Average (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

                    WESTERN RESERVE AND THE SERIES ACCOUNT

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

      Western Reserve was originally incorporated under the laws of Ohio on October 1, 1957. Western Reserve is engaged in the business of writing life insurance policies and annuity contracts. Western Reserve is admitted to do business in 49 states and the District of Columbia. The Office of Western Reserve is located in Largo, Florida; however, the mailing address is P.O. Box 5068, Clearwater, FL 34618-5068. Western Reserve is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), a stock life insurance company which is wholly-owned by AEGON USA, Inc. ("AEGON"). AEGON is a financial services holding company whose primary emphasis is on life and health insurance and annuity and investment products. AEGON is a wholly-owned indirect subsidiary of AEGON nv, a Netherlands corporation, which is a publicly traded international insurance group.

      PUBLISHED RATINGS OF WESTERN RESERVE. Western Reserve may from time to time publish in advertisements, sales literature and reports to Policyowners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Insurance Rating Services ("Standard & Poor's"), and Duff & Phelps Credit Rating Co.
("Duff &

Phelps"). A.M. Best's and Moody's ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor's and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/ commercial paper).

THE SERIES ACCOUNT

      WRL Series Life Account ("Series Account") was established by
Western Reserve as a separate account on July 16, 1985. The Series Account meets the definition of a "separate account" under the Federal securities laws.
The Series Account will receive and invest the Net Premiums paid under this Policy and other flexible premium variable life insurance policies issued by Western Reserve.

      Although the assets of the Series Account are the property of Western Reserve, the Code of Ohio, under which the Series Account was established, provides that the assets in the Series Account attributable to the Policies are not chargeable with liabilities arising out of any other business which Western Reserve may conduct. The assets of the Series Account shall, however, be available to cover the liabilities of the General Account of Western Reserve to the extent that the Series Account's assets exceed its liabilities arising under the Policies supported by it.

      The Series Account is currently divided into fourteen Sub-Accounts. Each Sub-Account invests exclusively in shares of a single Portfolio of the Fund. Income and both realized and unrealized gains or losses from the assets of each Sub-Account of the Series Account are credited to or charged against that Sub-Account without regard to income, gains or losses from any other Sub-Account of the Series Account or arising out of any other business Western Reserve may conduct.

                                POLICY BENEFITS

DEATH BENEFIT

      Policyowners designate in the initial application one of three death benefit options offered under the Policy: Death Benefit Option A ("Option
A"), Death Benefit Option B ("Option B") and Death Benefit Option C
("Option C"). As long as the Policy remains In Force, (see Policy Lapse and Reinstatement - Lapse, p. 24), Western Reserve will, upon receiving due proof of the Insured's death, pay the death benefit proceeds of a Policy to the named Beneficiary in accordance with the designated death benefit option. The amount of the death benefit proceeds payable will be determined at the end of the Valuation Period during which the Insured dies. The proceeds may be paid in a lump sum or under one or more of the settlement options set forth in the Policy. (See Payment of Policy Benefits - Settlement Options, p. 32.) Western Reserve guarantees that as long as the Policy remains In Force (see Policy Lapse and Reinstatement - Lapse, p. 24), the death benefit proceeds under any option will never be less than the Specified Amount of the Policy, but the proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. These proceeds will be increased by any additional insurance In Force provided by rider and any unearned loan interest.

      OPTION A. The death benefit is the greater of (i) the Specified Amount of the Policy, or (ii) a specified percentage (the "limitation percentage") times the Cash Value of the Policy on the date of death of the Insured. The limitation percentage is 250% for an Insured age 40 or below on the Policy Anniversary prior to the date of death. For an Insured with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the following Limitation Percentage Table. Accordingly, under Option A the death benefit will remain level unless the limitation percentage times the Cash Value exceeds the Specified Amount, in which case the amount of the death benefit will vary as the Cash Value varies.

      ILLUSTRATION OF OPTION A. For purposes of this illustration, assume that the Insured's Attained Age is under 40 and that there is no outstanding indebtedness. Under Option A, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Cash Value, any time the Cash Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to the Cash Value above $20,000 will increase the death benefit by $2.50.

      Similarly, so long as the Cash Value exceeds $20,000, each dollar taken out of the Cash Value will reduce the death benefit by $2.50. If at any time, however, the Cash Value multiplied by the limitation percentage is less than the Specified Amount, the death benefit will equal the Specified Amount of the Policy.

                          LIMITATION PERCENTAGE TABLE


 ATTAINED AGE                            PER YEAR
  OF INSURED                   LESS      OVER AGE
 ---------------              ------    ----------
under 40   ......    250%
41 - 45 .........    250%      7%          40
46 - 50    ......    215%      6%          45
51 - 55    ......    185%      7%          50
56 - 60    ......    150%      4%          55
61 - 65    ......    130%      2%          60
66 - 70    ......    120%      1%          65
71 - 75    ......    115%      2%          70
76 - 90    ......    105%      0%          75
91 - 95    ......    105%      1%          90


      OPTION B. The death benefit is equal to the greater of (i) the Specified Amount plus the Cash Value of the Policy on the date of death of the Insured or
(ii) the limitation percentage times the Cash Value of the Policy on the date of death of the Insured. The applicable percentage is 250% for an Insured age 40 or below on the Policy Anniversary prior to the date of death. For Insureds with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the Limitation Percentage Table above. Accordingly, under Option B the amount of the death benefit will always vary as the Cash Value varies.

      ILLUSTRATION OF OPTION B. For purposes of this illustration, assume that the Insured is under the age of 40 and that there is no outstanding indebtedness. Under Option B, a Policy with a Specified Amount of $50,000 will generally pay a death benefit of $50,000 plus Cash Value. Thus, for example, a Policy with a Cash Value of $10,000 will have a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least 250% of Cash Value. As a result, if the Cash Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Cash Value. Each additional dollar of Cash Value above $33,333 will increase the death benefit by $2.50.

      Similarly, any time Cash Value exceeds $33,333, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, Cash Value multiplied by the limitation percentage is less than the Specified Amount plus the Cash Value, then the death benefit will be the Specified Amount plus the Cash Value of the Policy.

      OPTION C. The death benefit is equal to the greater of (i) the Option A death benefit; or (ii) the Specified Amount times a "Factor", plus the Cash Value of the Policy on the Insured's date of death. The "Factor" is equal to the lesser of 1.0, and, four one-hundreths (0.04) times the difference of 95 minus the Insured's Attained Age on the date of death.

      Accordingly, under Option C the amount of the death benefit will vary as the Cash Value and the Insured's Attained Age varies.

      THREE ILLUSTRATIONS OF OPTION C.

      First illustration: assume that the Insured is under the age of 40 and that there is no outstanding indebtedness. Under Option C, a Policy with a Specified Amount of $50,000 and with a Cash Value of $10,000 will have a death benefit of $60,000 ($50,000 x the minimum of (1.0 and (0.04 x (95-40))) +
$10,000). So long as the Insured is under age   , this benefit is the same as
the Option B benefit.

      Second illustration: assume that the Insured is Attained Age 75 and that there is no outstanding indebtedness. Under Option C, a Policy with a Specified Amount of $50,000 and with a Cash Value of $12,000 will have a death benefit of $52,000 ($50,000 x the minimum of (1.0 and (0.04 x (95 - 75))) - $12,000). The death benefit, however, must be at least 105% of Cash Value as shown in the Limitation Percentage Table above.

      Third illustration: assume that the Insured is Attained Age 75 and that there is no outstanding indebtedness. Under Option C, a Policy with a Specified Amount of $50,000 and with a Cash Value of $9,000 will have a death benefit equal to the Specified Amount of $50,000 since the calculation of $50,000 times the minimum of (1.0 and (0.04 x (95 - 75))) plus $9,000 is less than the Specified Amount.

      CHOOSING DEATH BENEFIT OPTION A, OPTION B OR OPTION C. Assuming the death benefit is not determined by reference to the limitation percentage, Option A will provide a Specified Amount of death benefit which does not vary with changes in Cash Value. Thus, under Option A, as Cash Value increases, Western Reserve's net amount at risk and therefore the pure insurance protection under the Policy will decline. In contrast, Option B involves a constant net amount at risk, assuming that the death benefit is not determined by reference to the limitation percentage. Therefore, assuming positive investment experience, the deduction for cost of insurance under a Policy with an Option A death benefit will be less than under a corresponding Policy with an Option B death benefit. Option C involves a constant net amount at risk at Attained Ages 70 or less, assuming that the death benefit is not determined by reference to the limitation percentage. At Attained Ages greater than 70, the net amount at risk under Option C will decline, assuming that the death benefit is not determined by reference to the limitation percentage.

      Assuming positive investment experience, the deduction for cost of insurance under a Policy with an Option C death benefit will ultimately be less than under a Policy with an Option B death benefit. Because of this, if investment performance is positive, Cash Value under Option A will increase faster than under Option B or Option C, but the total death benefit under Option B and Option C will generally be greater. Thus, Option A could be considered more suitable for Policyowners whose goal is increasing Cash Value based upon positive investment experience while Option B could be considered more suitable for Policyowners whose goal is increasing total death benefit, and Option C could be considered more suitable for Policyowners whose goal is increasing total death benefit prior to Attained Age 70 and increasing Cash Value based upon positive investment experience after Attained Age 70.

      CHANGE IN DEATH BENEFIT OPTION. Generally, the death benefit Option in effect may be changed by the Policyowner once each Policy year after the third Policy year, provided that no decrease in Specified Amount is made that year. A change in the Option may be made by sending Western Reserve a written request for change. A change in death benefit Option may have Federal income tax consequences. (See Federal Tax Matters, p. 35.)

      Under Western Reserve's current rules, no change may be made if it would result in a Specified Amount less than the minimum Specified Amount set forth in the Policy. The effective date of any change will be the Monthly Anniversary on or following receipt of the request. No charges will be imposed for making a change in death benefit option.

      On the effective date of change to a new Option the Specified Amount will be adjusted so that the Monthly Cost of Insurance on the effective date of change under the new Option will be equal to the Monthly Cost of Insurance that would have been deducted on that date under the prior Option. Upon such change, the Policyowner will be notified by Western Reserve of the new Specified Amount.

      CORRIDOR PERCENTAGE. If, pursuant to requirements of the Internal Revenue Code of 1986, as amended, the death benefit under a Policy is determined by reference to the limitation percentages discussed above, the Policy is described as "in the corridor," and an increase in the Cash Value of the Policy will increase the net amount at risk assumed by Western Reserve and consequently increase the cost of insurance deducted from the Cash Value of the Policy. (See "Cash Value Charges" - Cost of Insurance, p. 27.)

      INSURANCE PROTECTION. A Policyowner may decrease the pure insurance protection provided by a Policy (i.e., the difference between the death benefit and the Cash Value) in one of several ways as insurance needs change. These ways include decreasing the Specified Amount of insurance, changing the level of premium payments, and, to a lesser extent, making a cash withdrawal from the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

      (a) A decrease in the Specified Amount will, subject to the limitation percentage (see Policy Benefits - Death Benefit, p. 14), in general decrease the insurance protection and the charges under the Policy. A pro rata Decrease Charge will be assessed against Cash Value at the time of decrease during the first fifteen Policy years. (See Charges and Deductions - Pro Rata Decrease Charge, p. 26.)

      (b) If Option A is elected, an increased level of premium payments will reduce the pure insurance protection, until the limitation percentage times the Cash Value exceeds the Specified Amount. Increased premiums should increase the amount of funds available to keep the Policy In Force.

      (c) A cash withdrawal will reduce the death benefit. (See Surrender Privileges - Cash Withdrawals, p. 31.) It has no effect on the amount of pure insurance protection and charges under the Policy, unless the death benefit payable is governed by the limitation percentages. It results in a reduced amount of Cash Value and increases the possibility that the Policy will Lapse.

      (d) A reduced level of premium payments also generally increases the amount of pure insurance protection if Option A is elected, or maintains the same amount of pure insurance protection if Option B or Option C is elected, again depending on the limitation percentage. It results in a reduced amount of Cash Value and increases the possibility that the Policy will Lapse.

      HOW DEATH BENEFITS MAY VARY IN AMOUNT. As long as the Policy remains In Force, Western Reserve guarantees that the death benefit will never be less than the Specified Amount of the Policy. These proceeds will be reduced by any policy loan, plus any unearned loan interest, and any due and unpaid charges.

      The death benefit may, however, vary with the Policy's Cash Value. Under Option A, the death benefit will only vary when the Cash Value multiplied by the limitation percentage exceeds the Specified Amount of the Policy. The death benefit under Option B will always vary with the Cash Value because the death benefit equals either the Specified Amount plus the Cash Value or the limitation percentage times the Cash Value. The death benefit under Option C will vary with the Cash Value and the Insured's Attained Age because the death benefit equals either the Factor times the Specified Amount plus the Cash Value, or the Specified Amount, or the limitation percentage times the Cash Value.

      DECREASE IN SPECIFIED AMOUNT. Subject to certain limitations, a Policyowner may decrease the Specified Amount of a Policy. A decrease in Specified Amount may affect the net amount at risk, which may affect a Policyowner's cost of insurance charge. (See Cash Value Charges - Cost of Insurance, p. 27.) A decrease in Specified Amount may also have Federal income tax consequences. (See Federal Tax Matters, p. 35.) The Policyowner may either change the death benefit Option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year. A pro rata Decrease Charge will be assessed against Cash Value at the time of decrease during the first fifteen Policy years. (See Charges and Deductions - Pro Rata Decrease Charge, p. 26.)

      No requested decrease in the Specified Amount will be permitted during the first three Policy years. Thereafter, any decrease in the Specified Amount will become effective on the Monthly Anniversary on or following receipt of a written request from the Policyowner by Western Reserve. The Specified Amount remaining In Force after any requested decrease may not be less than the minimum Specified Amount set forth in the Policy. Western Reserve reserves the right to limit any decrease to no more than 20% of the Specified Amount immediately prior to the decrease. If, following the decrease in Specified Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Premiums - Premium Limitations, p. 22), the decrease may be limited to the extent necessary to meet these requirements.

WHEN INSURANCE COVERAGE TAKES EFFECT

      No life insurance coverage shall take effect unless the proposed Insured and all additional Insureds proposed for coverage are alive and in the same condition of health as described in the application when the policy is delivered to the Policyowner and the full Initial Premium is paid. However, if the full Initial Premium is paid as set forth in the conditional receipt attached to the application, and the conditional receipt is delivered to the Policyowner, the terms of the conditional receipt shall apply.

      CONDITIONAL INSURANCE COVERAGE. Each and every person proposed for insurance must be insurable and acceptable to Western Reserve under its underwriting rules for the amount, plan and risk classification applied for on the later of: (a) the date of application, or (b) the date of completion of all medical tests and examinations required by Western Reserve. Any check given for payment must be honored on first presentation. The conditional receipt and all coverages applied for on the application are void if a check or draft received for payment of the Initial Premium is not honored when first presented for payment.

      AMOUNT OF CONDITIONAL LIFE INSURANCE COVERAGE. If conditional insurance coverage becomes effective under the terms of the conditional receipt, then the amount of conditional life insurance coverage on any person proposed for insurance is the lesser of: (a) the amount of life insurance applied for on such person, or (b) $300,000 reduced by the amounts payable under all other life insurance or accidental death benefits then in force or pending with Western Reserve.

      WHEN CONDITIONAL LIFE INSURANCE COVERAGE BEGINS. If the conditions listed above are fulfilled, then the amount of conditional insurance coverage specified above shall take effect on the later of: (a) the date of the application, or (b) the date of the completion of all medical tests and examinations required by Western Reserve. All conditional coverages for each and every person proposed for insurance will be deemed void if the application contains material misrepresentation or is fraudulently completed. Benefits under the conditional receipt coverage will be denied if any person proposed for insurance commits suicide.

      WHEN CONDITIONAL LIFE INSURANCE COVERAGE ENDS. Conditional life insurance coverage shall terminate automatically, without notice, on the earliest of the following dates: (a) the date Western Reserve approves the Policy as applied for, or (b) 10 days following any counteroffer by Western Reserve to offer insurance to any person proposed for insurance under a different plan or at an increased premium or on a different rate class or (c) at the end of the fraction of a year which the payment bears to the premium required to provide one month of insurance coverage in the amount as described above, or (d) at the beginning of the 60th day following the date of the conditional receipt.

TERMINAL ILLNESS ACCELERATED DEATH BENEFIT RIDER

      In states where this rider has been approved by that state's department of insurance, upon receipt of proof satisfactory to Western Reserve that the Insured has incurred a condition resulting from illness which, as determined by a Physician, has reduced life expectancy to not more than 12 months from the date of the Physician's Statement (a "Terminal Condition"), Western
Reserve will pay to the Policyowner a "Single Sum Benefit", equal to:

      (a) the Death Benefit in effect on the date the Single Sum Benefit is paid; multiplied by

      (b) the Election Percentage; divided by

      (c) 1 + i, where i equals the greater of (A) and (B) on the date the Single Sum Benefit is paid. (A) equals the interest rate determined under Internal Revenue Code section 846(c)(2), as it may be amended from time to time; and (B) equals the Policy Loan Interest Rate; minus

      (d) Indebtedness, if any, at the time the Single Sum Benefit is paid, multiplied by the Election Percentage.

      "Death Benefit" under the Rider means the amount payable at death of the Insured under the Policy, plus the benefit payable under any In Force Primary Insured Rider. (See Optional Insurance Benefits - Primary Insured Rider and Primary Insured Rider Plus, p. 34.) "Election Percentage" means a percentage, selected by the Policyowner, not to exceed 100% of the Policy's Death Benefit, as defined under the Rider; however, in no event will the Election Percentage result in a Single Sum Benefit greater than $500,000. A "Physician" may be a Doctor of Medicine or a Doctor of Osteopathy, licensed to practice medicine and treat injury or illness in the state in which treatment is received and who is acting within the scope of that license, and must be someone other than the Insured, the Policyowner, a person who lives with the Insured or Policyowner, or a person who is part of the Insured's or Policyowner's "Immediate Family" (spouse, child, brother, sister, parent, grandparent or grandchild of the Insured). The "Physician's Statement" must be a written statement signed by a Physician which provides the Physician's diagnosis of the Insured's non-correctable medical condition. It must state with reasonable medical certainty that the non-correctable medical condition will result in the death of the Insured within 12 months of the Physician's Statement, taking into consideration the ordinary and reasonable medical care, advice and treatment available in the same or similar communities.


      The Rider will not pay benefits for a Terminal Condition resulting from self-inflicted bodily injuries occurring within the same period specified in the Policy's suicide provision. The Rider terminates at the earliest of (a) the date the Policy terminates, (b) the effective date of a settlement option elected under the Policy, (c) the date the Single Sum Benefit is paid, or (d) the date the Policyowner elects to terminate the Rider.

      Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, Western Reserve believes that for federal income tax purposes a Single Sum Benefit payment made under the Terminal Illness Accelerated Death Benefit Rider should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the Insured under the Policy. However, a Policyowner should consult a qualified tax adviser about the consequences of adding this Rider to a Policy or requesting a Single Sum Benefit payment under this Rider.

      There is no additional charge for this rider. This rider may not be available in all states or, if available, the terms of the rider may vary, in accordance with the requirements of each state's insurance laws.

CASH VALUE

      At the end of any Valuation Period, the Cash Value of the Policy is equal to the sum of the Policy's value in each Sub-Account of the Series Account plus the Fixed Account Value. There is no guaranteed minimum Cash Value.

      NET SURRENDER VALUE. A Policyowner may at any time surrender the Policy and receive the Policy's Net Surrender Value. (See Policy Rights - Surrender Privileges, p. 31.) The Net Surrender Value as of any date is equal to:

      (1) the Cash Value as of such date; minus

      (2) any surrender charge as of such date (as described on p. 31); minus

      (3) any outstanding Policy loan; plus

      (4) any unearned loan interest.

      DETERMINATION OF VALUES IN THE SERIES ACCOUNT. On the Policy Date, the Policy's value in a Sub-Account of the Series Account will equal the portion of any Net Premium allocated to the Sub-Account, reduced by the portion of the first monthly deduction allocated to that Sub-Account. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 22.) Thereafter, on each Valuation Date, the Policy's value in a Sub-Account of the Series Account will equal the number of units in the Sub-Account, multiplied by the unit value of that Sub-Account.

      The number of units that a Policy has in each Sub-
Account is equal to:

      (1) The initial units purchased on the Policy Date; plus

      (2) Units purchased at the time additional Net Premiums are allocated to the Sub-Account; plus

      (3) Units purchased through transfers from another Sub-
           Account or the Fixed Account; minus

      (4) Units that are redeemed to pay for monthly deductions as they are due; minus

      (5) Units that are redeemed to pay for any cash withdrawals; minus

      (6) Units that are redeemed as part of any transfer to another Sub-Account or the Fixed Account; minus

      (7) Units that are redeemed to pay any pro rata Decrease Charge incurred as a result of a decrease in the Specified Amount.

      The Policy's total value in the Series Account equals the sum of the Policy's value in each Sub-Account. (For a description of how the values of the Fixed Account are calculated, see The Fixed Account - Fixed Account Value, p. 34.) Because the Cash Value is dependent upon a number of variables, including the investment experience of the chosen Sub-
Accounts of the Series Account, the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Policy, a Policy's Cash Value cannot be predetermined.

      UNIT VALUE. The unit value of each Sub-Account was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next. Unit values also will vary between Sub-Accounts. The unit value of any Sub-Account at the end of a Valuation Period is the result of:

      (1) The total value of the assets held in the Sub-
           Account, determined by multiplying the number of shares of the designated Portfolio owned by the Sub-

           Account times the Portfolio's net asset value per share; minus

      (2) A deduction for the charge for mortality and expense risks. The daily amount of this charge is equal to an annual amount of ninety one-hundredths of one per cent (0.90%) (Western Reserve currently intends to reduce this charge to 0.75% after the first fifteen Policy years. However, such reduction is not quaranteed, and Western Reserve reserves the right to maintain this charge at the 0.90% level after the first fifteen Policy years, reducing to 0.75% after the first fifteen Policy years), and is used to compensate Western Reserve for its assumption of certain mortality and expense risks, and is multiplied times the net assets of the Sub-Account; minus

      (3) The accrued amount of reserve for any taxes or other economic burden resulting from the application of tax laws that are determined by Western Reserve to be properly attributable to the Sub-Account; and the result divided by

      (4) The number of outstanding units in the Sub-
           Account.

      VALUATION DATE AND VALUATION PERIOD. The net asset value per share of shares of the Fund is determined, once daily, as of the close of the regular session of business on the New York Stock Exchange ("Exchange") (usually 4:00 p.m., Eastern time), on each day the Exchange is open.

                       INVESTMENTS OF THE SERIES ACCOUNT

WRL SERIES FUND, INC.

      The Series Account invests in shares of the Fund, a series mutual fund which is registered with the Securities and Exchange Commission
("Commission") as an open-end diversified management investment company.
Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Commission.

      Currently, the Portfolios of the Fund corresponding to the Sub-Accounts of the Series Account are: Aggressive Growth Portfolio, Emerging Growth Portfolio, Growth Portfolio, Global Portfolio, Balanced Portfolio, Strategic Total Return Portfolio, Bond Portfolio, Equity & Income Portfolio, Money Market Portfolio, Tactical Asset Allocation Portfolio, C.A.S.E. Growth Portfolio, Value Equity Portfolio, U.S. Equity Portfolio and International Equity Portfolio. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies which are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. Pending any prior approval by a state insurance regulatory authority, certain Sub-Accounts and corresponding Portfolios may not be available to residents of some states.

      The investment objectives and policies of each Portfolio are summarized below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE. More detailed information, including a description of risks, can be found in the Prospectus for the Fund which should be read carefully.

      AGGRESSIVE GROWTH PORTFOLIO: This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities.

      EMERGING GROWTH PORTFOLIO: This Portfolio seeks capital appreciation by investing primarily in common stocks of small and medium sized companies.

      GROWTH PORTFOLIO:  This Portfolio's objective is growth of capital.

      GLOBAL PORTFOLIO: This Portfolio seeks long-term growth of capital in a manner consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.

      BALANCED PORTFOLIO: This Portfolio seeks preservation of capital, reduced volatility, and superior long-term risk adjusted returns by investing primarily in common stock, convertible securities and fixed-income securities.

      STRATEGIC TOTAL RETURN PORTFOLIO: This Portfolio seeks to provide long-term growth of income and capital appreciation by investing primarily in common stocks, income producing securities convertible into common stocks, and fixed-income securities.

      BOND PORTFOLIO: This Portfolio seeks the highest possible current income within the confines of the primary goal of insuring the protection of capital by investing in debt securities issued by the U.S. Government and its agencies and in medium to high-quality corporate debt securities.

      GROWTH & INCOME PORTFOLIO: This Portfolio's objective is to seek total return by investing in securities that have defensive characteristics. The Portfolio will invest primarily in a diversified portfolio of equity and debt securities with an emphasis on sector investing.

      MONEY MARKET PORTFOLIO: This Portfolio's objective is to obtain maximum current income consistent with preservation of principal and maintenance of liquidity.

      TACTICAL ASSET ALLOCATION PORTFOLIO: This Portfolio seeks preservation of capital and competitive investment returns by investing primarily in stocks, United States Treasury bonds, notes and bills, and money market funds.

      C.A.S.E. GROWTH PORTFOLIO: This Portfolio's objective is capital growth through investments in small to medium-sized companies.

      VALUE EQUITY PORTFOLIO: This Portfolio seeks to achieve maximum, consistent total return with minimum risk to principal by investing primarily in common stocks with above-average statistical value which, in the Sub-Adviser's opinion, are in fundamentally attractive industries and are undervalued at the time of purchase.

      INTERNATIONAL EQUITY PORTFOLIO: This Portfolio seeks long-term growth of capital by investing primarily in the common stock of foreign issuers traded on overseas exchanges and in foreign over-the-counter markets.

      U.S. EQUITY PORTFOLIO: This Portfolio seeks long-term growth of capital by investing primarily in equity securities of U.S. companies.

      WRL Investment Management, Inc. ("WRL Management"), located at 201 Highland Avenue, Largo, FL 33770, a wholly-owned subsidiary of Western Reserve, serves as investment adviser to the Fund and manages its assets in accordance with policies, programs and guidelines established by the Board of Directors of the Fund.

      Each Sub-Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Sub-Advisers for the Portfolios of the Fund are:

      Janus Capital Corporation ("Janus") serves as sub-adviser to the Growth, Bond and Global Portfolios of the Fund. WRL Management and Janus will divide equally monthly compensation at current annual rates of 0.50% of the aggregate average daily net assets of the Bond Portfolio and 0.80% of the aggregate average daily net assets each of the Growth Portfolio and Global Portfolio.

      AEGON USA Investment Management, Inc. ("AIMI") is sub-adviser to the Balanced Portfolio of the Fund. AIMI is a wholly-owned subsidiary of AEGON and thus is an affiliate of Western Reserve. WRL Management and AIMI will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Balanced Portfolio. AEGON Management's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Balanced Portfolio pursuant to any expense limitation or other reimbursement.

      Van Kampen American Capital Asset Management, Inc. ("Van Kampen
American Capital") is sub-adviser to the Emerging Growth Portfolio of the Fund. Van Kampen American Capital is an indirect wholly-owned subsidiary of VK/AC Holding, Inc. ("VK/AC Holding"). VK/AC Holding is a wholly-owned subsidiary of MSAM Holdings II, Inc., which, in turn, is a wholly-owned subsidiary of Morgan Stanley Group, Inc. WRL Management and Van Kampen American Capital will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Emerging Growth Portfolio. Van Kampen American Capital's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Emerging Growth Portfolio pursuant to any expense limitation or other reimbursement.

      Luther King Capital Management Corporation ("Luther King") is sub-adviser to the Strategic Total Return Portfolio of the Fund. Ultimate control of Luther King is exercised by J. Luther King, Jr. WRL Management and Luther King will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Strategic Total Return Portfolio.

      Federated Investment Counseling ("Federated") is sub- adviser to the Growth & Income Portfolio of the Fund. Federated is a wholly-owned subsidiary of Federated Investors. WRL Management will receive monthly compensation at the current annual rate of 0.75% of the aggregate average daily net assets of the Growth & Income Portfolio. From this amount, as compensation for its services, Federated will receive payment of fees equal to 0.50% of the first $30 million of average daily net assets, 0.35% of the next $20 million of average daily net assets, and 0.25% of average daily net assets in excess of $50 million of the Growth & Income Portfolio.

      Fred Alger Management, Inc. ("Fred Alger") is sub-adviser to the Aggressive Growth Portfolio of the Fund. Fred Alger is a wholly-owned subsidiary of Fred Alger & Company, Incorporated, which, in turn, is a wholly-owned subsidiary of Alger Associates, Inc., a financial services holding company controlled by Fred M. Alger. WRL Management and Fred Alger will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Aggressive Growth Portfolio.

      Dean Investment Associates, a Division of C.H. Dean and Associates, Inc. ("Dean") is sub-adviser to the Tactical Asset Allocation Portfolio of the Fund. Dean is wholly-owned by C.H. Dean and Associates, Inc. WRL Management and Dean will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Tactical Asset Allocation Portfolio. Dean's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Tactical Asset Allocation Portfolio pursuant to any expense limitation or other reimbursement.

      J.P. Morgan Investment Management, Inc. ("J.P. Morgan") is sub-adviser to the Money Market Portfolio of the Fund. J.P. Morgan is a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated. WRL Management will receive monthly compensation at the current annual rate of 0.40% of the aggregate average daily net assets of the Money Market Portfolio. From this amount, as compensation for its services, J.P. Morgan will receive 0.15% of the average daily net assets of the Money Market Portfolio.

      C.A.S.E. Management, Inc. ("C.A.S.E.") is sub-adviser to the C.A.S.E. Growth Portfolio of the Fund. C.A.S.E. is a wholly-owned subsidiary of C.A.S.E. Inc. C.A.S.E. Inc. is indirectly controlled by William Edward Lange, president and chief executive officer of C.A.S.E. WRL Management and C.A.S.E. will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the C.A.S.E. Growth Portfolio.

      NWQ Investment Management Company, Inc. ("NWQ Investment") is sub-adviser to the Value Equity Portfolio of the Fund. NWQ Investment is a wholly-owned subsidiary of United Asset Management Corporation. WRL Management and NWQ Investment will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Value Equity Portfolio. NWQ Investment's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Value Equity Portfolio pursuant to any expense limitation or other reimbursement.

      Scottish Equitable Investment Management Limited ("Scottish
Equitable") serves as a co-sub-adviser to the International Equity Portfolio. Scottish Equitable is a wholly-owned subsidiary of Scottish Equitable plc, successor to Scottish Equitable Life Assurance Society, which was founded in Edinburgh in 1831. Scottish Equitable is also an indirect wholly-owned subsidiary of AEGON nv. WRL Management receives monthly compensation at the annual rate of 1.00% of the aggregate average daily net assets of the International Equity Portfolio. From this amount, Scottish Equitable receives 0.50% of average daily net assets of the Portfolio managed by Scottish Equitable, less 50% of the amount of excess expenses attributable to such assets.

      GE Investment Management Incorporated ("GEIM") also serves as a co-sub-adviser to the International Equity Portfolio and as sub-adviser to the U.S. Equity Portfolio. GEIM is a wholly-owned subsidiary of General Electric Company ("GE"). GEIM's principal officers and directors serve in similar capacities with respect to General Electric Investment Corporation
("GEIC," and, together with GEIM, collectively referred to as "GE Investments"), which like GEIM is a wholly-owned subsidiary of GE. WRL Management receives monthly compensation at the annual rate of 1.00% of the aggregate average daily net assets of the International Equity Portfolio. From this amount, GEIM, receives 0.50% of average daily net assets managed by GEIM, less 50% of amount of excess expenses attributable to such assets.

      With respect to the U.S. Equity Portfolio, WRL Management and GEIM will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the U.S. Equity Portfolio. GEIM's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the U.S. Equity Portfolio pursuant to any expense limitation or other reimbursement. Any amount borne by GEIM pursuant to any expense limitation constitutes an agreement between the Investment Adviser and GEIM only for the first twelve months following each Portfolio's commencement of operations. Thereafter, any such arrangements will be as mutually agreed upon by GEIM and the Investment Adviser.

      In addition to the Series Account, shares of the Fund are also sold to the WRL Series Annuity Account, a separate account established by Western Reserve for its variable annuity contracts, and shares of the Growth Portfolio are sold to the PFL Endeavor Variable Annuity Account and PFL Endeavor Platinum Variable Annuity Account, separate accounts of PFL Life Insurance Company, the AUSA Endeavor Variable Annuity Account, a separate account of AUSA Life Insurance Company, Inc., and to the AUSA Series Life Account, a separate account of AUSA Life Insurance Company, Inc., all affiliates of Western Reserve. Shares of the Fund may in the future be sold to other separate accounts, including separate accounts established for variable life insurance policies or variable annuity contracts issued by Western Reserve or its affiliates. It is conceivable that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither Western Reserve nor the Fund currently foresees any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners, the Fund's Board of Directors intends to monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

      Western Reserve reserves the right to transfer assets of the Series Account to another Series Account which Western Reserve determines to be associated with the class of contracts to which the Policy belongs. Western Reserve also reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the investments that are held by any Sub-Account or that any Sub-Account may purchase. Any such addition, deletion, or substitution by Western Reserve of shares of another Portfolio of the Fund or of another open-end, registered investment company, will only be taken if the shares of a Portfolio are no longer available for investment, or if in Western Reserve's judgement further investment in any Portfolio should become inappropriate in view of the purposes of the Series Account. Western Reserve will not add, delete or substitute any shares attributable to a Policyowner's interest in a Sub-Account of the Series Account without notice to and prior approval of the Commission, to the extent required by the Investment Company Act of 1940, as amended (the "1940 Act") or other applicable law. Nothing contained herein shall prevent the Series Account from purchasing other securities for other Portfolios or classes of policies, or from permitting a conversion between Portfolios or classes of policies on the basis of requests made by Policyowners.

      Western Reserve also reserves the right to establish additional Sub-Accounts of the Series Account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, with a specified investment objective. New Sub-Accounts may be established when, in the sole discretion of Western Reserve, marketing, tax or investment conditions warrant, and any new Sub-Accounts will be made available to existing Policyowners on a basis to be determined by Western Reserve. Western Reserve may also eliminate one or more Sub-Accounts if, in its sole discretion, marketing, tax, or investment conditions warrant.

      In the event of any such substitution or change, Western Reserve may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by Western Reserve to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the Series Account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or sub-accounts.

                      PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY

      Individuals wishing to purchase a Policy must send a completed application to Western Reserve, P.O. Box 5068, Clearwater, Florida 34618-5068. Under Western Reserve's current rules, the minimum Specified Amount of a Policy at issue for Issue Ages 0-45 is generally $50,000, declining to $25,000 for Issue Ages 46 to
80. Policies will generally be issued only to Insureds who supply evidence of insurability satisfactory to Western Reserve. Western Reserve may, however, at its sole discretion, issue a Policy to an individual above the age of 80. Acceptance is subject to Western Reserve's underwriting rules and Western Reserve reserves the right to reject an application for any reason permitted by law.

PREMIUMS

      Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums.

      PREMIUM FLEXIBILITY. Unlike conventional insurance policies, this Policy frees the Policyowner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. Western Reserve may require the Policyowner to pay an Initial Premium at least equal to a minimum monthly guarantee premium set forth in the Policy before issuing the Policy. (See Charges and Deductions - Premium Expense Charges, p. 25.) Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may make unscheduled premium payments at any time in any amount.

      PLANNED PERIODIC PREMIUMS. Each Policyowner will determine a Planned Periodic Premium schedule that provides for the payment of a level premium at a fixed interval over a specified period of time. The Policyowner is not required to pay premiums in accordance with this schedule. Furthermore, the Policyowner has considerable flexibility to alter the amount, frequency, and the time period over which Planned Periodic Premiums are paid.

      The payment of a Planned Periodic Premium will not guarantee that the Policy remains In Force. Instead, the duration of the Policy depends upon the Policy's Net Surrender Value. Thus, even if Planned Periodic Premiums are paid by the Policyowner, the Policy will nonetheless lapse any time Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. However, until the No Lapse Date as provided in the Policy, the Policy will remain In Force and no grace period will begin provided there has been no addition of any riders and the total of the premiums received (minus any withdrawals, any outstanding loans, and any pro rata Decrease Charge deducted from the Cash Value) is equal to or exceeds the minimum monthly guarantee premium set forth in the Policy times the number of months since the Policy Date, including the current month. (See Policy Lapse and Reinstatement - Lapse, p.24.) The minimum monthly guarantee premium is set forth in the Policy unless changed due to a requested change under the Policy by the Policyowner, at which time the Policyowner will be notified of the new minimum monthly guarantee premium.

      PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium limitations which qualify the Policy as life insurance according to Federal tax laws. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, Western Reserve will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy. Every premium payment, whether scheduled or unscheduled, must be at least the minimum payment amount required. Under Western Reserve's current rules, the minimum payment amount is $50. Premium payments less than this minimum amount may be returned to the Policyowner.

      PAYMENT OF PREMIUMS. Payments made by the Policyowner will be treated as a premium payment unless clearly marked as loan repayments. Certain charges will be deducted from each premium payment. (See Charges and Deductions - Premium Expense Charges, p. 25.)

      As an accommodation to Policyowners, Western Reserve will accept transmittal of initial and subsequent premiums of at least $1,000 by wire transfer. For an Initial Premium, the wire transfer must be accompanied by a simultaneous telephone facsimile transmission ("FAX") of a completed application. An Initial Premium accepted via wire transfer with FAX will be allocated in accordance with current procedures explained in the next section entitled, "Allocation of Premiums and Cash Value - Allocation of Net
Premiums," p. 22. An Initial Premium made by wire transfer not accompanied by a simultaneous FAX, or accompanied by a FAX of an incomplete application, will be retained for a period up to five business days while Western Reserve attempts to obtain the FAX or complete the essential information required to establish the Policy and allocate the Initial Premium at the unit value next determined after receipt of the FAX or information necessary to complete the application. If Western Reserve cannot obtain the FAX or essential information within five business days, Western Reserve will return the Initial Premium to the applicant, unless the applicant consents to allow Western Reserve to retain the Initial Premium until the required FAX or essential information is received.

      In the event the application with original signature is later received and the allocation instructions in that application, for any reason, are inconsistent with those previously designated on the FAX, the Initial Premium will be reallocated on the first Valuation Date on or following the Record Date in accordance with the allocation instructions in the application with original signature.

      Policyowners wishing to make payments via bank wire should instruct their banks to wire Federal Funds as follows:

      Barnett Bank of Pinellas County
      ABA # 063000047
      For credit to: Western Reserve Life
      Account #: 1263627596
      Policyowner's Name:
      Policy Number:
      Attention: General Accounting
      Fax Number: (813) 588-1620

ALLOCATION OF PREMIUMS AND CASH VALUE

      NET PREMIUMS. The Net Premium equals the premium paid less the premium expense charges. (See Charges and Deductions - Premium Expense Charges, p. 25.) When an Initial Premium accompanies the application, monthly deductions from the Cash Value of the Policy commence on the Policy Date.

      ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policyowner will allocate Net Premiums to one or more of the Sub-Accounts of the Series Account, to the Fixed Account, or to a combination of both. Notwithstanding the allocation in the application, the Initial Premium, less charges, will first be allocated, on the first Valuation Date on or following the Policy Date, to the Sub-Account of the Series Account that invests exclusively in shares of the Money Market Portfolio, and will be reallocated in accordance with the Policyowner's directions in the application on the first Valuation Date on or following the Record Date. The Record Date of the Policy will be the date on which the Policy is recorded on Western Reserve's books as an In Force Policy. (See Payment and Allocation of Premiums beginning on page 21, and Policy Benefits - When Conditional Life Insurance Coverage Begins, p. 17.)

      Net premiums paid after the Record Date will be allocated in accordance with the Policyowner's instructions. The minimum percentage of each premium that may be allocated to any account is 10%; percentages must be in whole numbers. The allocation of future Net Premiums may be changed currently without charge at any time by providing Western Reserve with written notification from the Policyowner, or by calling Western Reserve's toll-free number, 1-800-851-9777. Western Reserve will employ the same procedures to confirm that such telephone instructions are genuine as it employs regarding transfers among Sub-Accounts and the Fixed Account by telephone. Upon instructions from the Policyowner, the registered representative/agent of record may also change the allocation of future Net Premiums. Western Reserve reserves the right to limit the number of changes of the allocation of Net Premiums to one per year. Western Reserve also reserves the right to impose a charge of $25 for each change of allocation in excess of one per quarter. Investment returns from the amounts allocated to Sub-Accounts of the Series Account will vary with the investment experience of these Sub-Accounts and the Policyowner bears the entire investment risk.

      TRANSFERS. Cash Value may be transferred among the Sub-Accounts of the Series Account or from the Sub-
Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts, subject to certain restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 35.) The amount of Cash Value available for transfer from any Sub-Account, or the Fixed Account, is determined at the end of the Valuation Period during which the transfer request is received at Western Reserve's Office. The net asset value for each share of the corresponding Portfolio of any Sub-Account is determined, once daily, as of the close of the regular business session of the New York Stock Exchange ("Exchange") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. (See Policy Benefits - Cash Value - Valuation Date and Valuation Period, p. 18.) Therefore, any transfer request received after the close of the regular business session of the Exchange, on any day the Exchange is open, will be processed on the next day the Exchange is open for business utilizing the net asset value for each share of the applicable Portfolio determined as of the close of the regular business session of the Exchange. Cash Value available for transfer from the Fixed Account will be determined in the same manner.

      Policyowners may make transfer requests in writing, or by telephone. Written requests must be in a form acceptable to Western Reserve. The registered representative/agent of record for the Policy may, upon instructions from the Policyowner for each transfer, make telephone transfers upon request without the necessity for the Policyowner to have previously authorized telephone transfers in writing. If, for any reason, a Policyowner does not want the ability to make transfers by telephone, the Policyowner should provide written notice to Western Reserve at its Office. All telephone transfers should be made by calling Western Reserve at its toll-free number 1-800-851-9777. Western Reserve will not be liable for complying with telephone instructions it reasonably believes to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and Policyowners will bear the risk of any such loss. Western Reserve will employ reasonable procedures to confirm that telephone instructions are genuine. If Western Reserve does not employ such procedures, it may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon such telephone instructions, providing written confirmation of such transactions to Policyowners, and/or tape recording of telephone instructions received from Policyowners. Western Reserve may, at any time, revoke or modify the transfer privilege. Under Western Reserve's current procedures, it will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at Western Reserve's Office.

      Western Reserve reserves the right to charge a $25 fee for each transfer in excess of one per Policy month or twelve per Policy year. The transfer charge will not be increased. (See Optional Cash Value Charges - Cash Value Transfers, p. 27.) All transfers made in any one day will be considered a single transfer and any transfer charges will be deducted in an equal amount from each Sub-Account from which a transfer was made. Transfers resulting from policy loans, the exercise of conversion rights, and the reallocation of Cash Value immediately after the Record Date, will not be treated as a transfer for the purpose of this charge. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account.

      Western Reserve or an affiliate may provide administrative or other support services to independent third parties authorized by Policyowners to conduct transfers on a Policyowner's behalf, or who provide recommendations as to how Sub-Account values should be allocated. This includes, but is not limited to, transferring Sub-Account values among Sub-Accounts in accordance with various investment allocation strategies such third party may employ. Such independent third parties may or may not be appointed Western Reserve agents for the sale of Policies. However, WESTERN RESERVE DOES NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE, SO THAT PERSONS OR FIRMS OFFERING SUCH SERVICES DO SO INDEPENDENT FROM ANY AGENCY RELATIONSHIP THEY MAY HAVE WITH WESTERN RESERVE FOR THE SALE OF POLICIES. WESTERN RESERVE THEREFORE TAKES NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATIONS AND TRANSFERS TRANSACTED ON A POLICYOWNER'S BEHALF BY SUCH THIRD PARTIES OR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES. Western Reserve does not currently charge a Policyowner extra for providing these support services.

DOLLAR COST AVERAGING

      The Policyowner may direct Western Reserve to automatically transfer specified amounts from the Money Market Sub-Account, the Bond Sub-Account, the Fixed Account or any combination of these Accounts on a monthly basis to a Sub-Account. This service is intended to allow the Owner to utilize "Dollar Cost Averaging," a long-term investment method which provides for regular, level investments over time. Western Reserve makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. To qualify for Dollar Cost Averaging a minimum of $10,000 must be in each Account from which transfers will be made and at least $1,000, in the aggregate, must be transferred each month, unless Western Reserve consents to a smaller amount.

      To further qualify for Dollar Cost Averaging from the Fixed Account, no more than one-tenth (1|M/10) of the amount in the Fixed Account at the commencement of Dollar Cost Averaging can be transferred each month. Other types of transfers from the Fixed Account may also be subject to certain other restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals on p. 35.)

      A written election of this service, on a form provided by Western Reserve, must be completed by the Policyowner in order to begin transfers. The first transfer will occur during the month which follows receipt of the form, providing the form is received by the 25th day of the month. Once elected, transfers from the Money Market or Bond Sub-Accounts, or the Fixed Account, will be processed monthly until the entire value of each Account from which transfers are made is completely depleted or the Policyowner instructs Western Reserve in writing to cancel the monthly transfers. For example, if $15,000 was allocated to the Money Market Sub-Account and $10,000 was allocated to the Bond Sub-Account and transfers of $500 are made each month from each of these Sub-Accounts to the Growth Sub-Account, transfers of $500 per month would continue to be made from the Money Market Sub-Account even though transfers from the Bond Sub-
Account had ceased as a result of depletion of value. There is no charge for Dollar Cost Averaging. However, each transfer which occurs under the Dollar Cost Averaging service will be counted towards the twelve free transfers allowed during each Policy year. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value - Transfers on p. 23.) Western Reserve may discontinue, modify, or suspend Dollar Cost Averaging at any time, following prior written notice to Policyowners. Dollar Cost Averaging is not available if the Owner has elected the Asset Rebalancing Program, or has elected an asset allocation service provided by a third party.

ASSET REBALANCING PROGRAM

      Western Reserve will offer a program under which the Policyowner may authorize Western Reserve to transfer automatically Cash Value periodically to maintain a particular percentage allocation among the Sub-Accounts. The Cash Value allocated to each Sub-Account will grow or decline in value at different rates. The Asset Rebalancing Program automatically reallocates the Cash Value in the Sub-Accounts at the end of each period to match the Contract's currently effective Net Premium allocation schedule. The Asset Rebalancing Program is intended to transfer Cash Value from those Sub-
Accounts that have increased in value to those Sub-Accounts that have declined in value. Over time, this method of investing may help an Owner buy low and sell high. This investment method does not guarantee gains, nor does it assure that any Sub-Account will not have losses.

      To qualify for Asset Rebalancing, a minimum Cash Value of $10,000 for an existing Policy, or a minimum Initial Premium of $10,000 for a new Policy, is required. To participate in the Asset Rebalancing Program, a properly completed Asset Rebalancing Request Form must be received by Western Reserve at its Administrative Office. An Asset Rebalancing Request Form is available upon request.

      Owners may elect rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. Following receipt of the Asset Rebalancing Request Form, Western Reserve will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current Net Premium allocation schedule. The amounts transferred will be credited at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the New York Stock Exchange is closed, rebalancing will occur on the next day the New York Stock Exchange is open. The Asset Rebalancing Program is available only before the Maturity Date, and is not available if the Policyowner has elected Dollar Cost Averaging, or has elected an asset allocation service provided by a third party. There is no charge for the Asset Rebalancing Program. However, each reallocation which occurs under the Asset Rebalancing Program will be counted towards the twelve free transfers allowed during each Policy year. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value - Transfers on p. 23.)

      The Policyowner may terminate participation at any time in the Asset Rebalancing Program by oral or written request to Western Reserve. Participating in the Asset Rebalancing Program will terminate automatically if any transfer is made to, or from, any Sub-Account, other than on account of a scheduled rebalancing. If the Policyowner wishes to resume the Asset Rebalancing Program after it has been canceled, a new Asset Rebalancing Request Form must be completed and sent to Western Reserve. The Policyowner may start and stop participation in the Asset Rebalancing Program at any time; however, Western Reserve reserves the right to restrict entry into the Asset Rebalancing Program to once per Policy Year. Cash Value allocated to the Fixed Account may not be included in the Asset Rebalancing Program.

      Western Reserve may discontinue, modify, or suspend, the Asset Rebalancing Program at any time, following prior written notice to Policyowners.

POLICY LAPSE AND REINSTATEMENT

      LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will only occur where Net Surrender Value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment by the Policyowner. If the Net Surrender Value on any Monthly Anniversary is insufficient to cover the monthly deduction on such day, Western Reserve will mail a notice to the last known address of the Policyowner and any assignee of record. A grace period of 61 days after the mailing date of the notice will be allowed for the payment of premiums. The notice will specify the minimum payment and the final date on which such payment must be received by Western Reserve to keep the Policy In Force. (See Charges and Deductions, p. 25.) If Western Reserve does not receive a sufficient payment within the grace period, Lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting Net Premium will be allocated among the Accounts, and any monthly deductions due will be charged to such Accounts, in accordance with the Policyowner's then current instructions. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 22, and Charges and Deductions - Cash Value Charges, p. 26.) If the Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges.

      However, until the No Lapse Date as provided in the Policy, the Policy will not lapse and no grace period will begin provided (1) no riders have been added since the Policy Date, including the current month, and (2) the total of the premiums received (minus any withdrawals, any outstanding loans and any pro rata Decrease Charge deducted from the Cash Value) equals or exceeds the minimum monthly guarantee premium shown in the Policy times the number of months since the Policy Date, including the current month. Should the Policyowner request the addition of any rider after the Policy Date but prior to the No Lapse Date, the Policyowner will be notified as to the effect on grace period processing prior to the date the rider is effective.

      Essentially, the Policy will not lapse during the No Lapse Period Date, as long as the conditions in (1) and (2) above have been met, and even though Net Surrender Value at any point during the No Lapse Period is insufficient to cover the monthly deduction and a grace period has expired without a payment sufficient to cover the monthly deduction. Such a Lapse could happen if the investment experience has been sufficiently unfavorable to have resulted in a decrease in the Net Surrender Value, or the Net Surrender Value has decreased because not enough premiums have been paid to offset the monthly charges.

      REINSTATEMENT. A lapsed Policy may be reinstated any time within five years after the date of Lapse and before the Maturity Date by submitting the following items to Western Reserve:

      1. A written application for reinstatement from the Policyowner;

      2. Evidence of insurability satisfactory to Western Reserve; and

      3. A premium that, after the deduction of premium expense charges, is large enough to cover:

        (a) one monthly deduction at the time of termination;

        (b) the next two monthly deductions which will become due after the time of reinstatement; and

        (c) an amount sufficient to cover any surrender charge (as described on p. 25) as of the date of reinstatement.

      Western Reserve reserves the right to decline a reinstatement request. Any indebtedness on the date of Lapse will not be reinstated. The Cash Value of the Loan Reserve on the date of reinstatement will be zero. The amount of Net Surrender Value on the date of reinstatement will be equal to the Net Premiums paid at reinstatement, less the amounts paid in accordance with (a) and (c) above.

      Upon approval of the application for reinstatement, the effective date of reinstatement will be the first Monthly Anniversary on or next following the date Western Reserve approves the application for reinstatement.

                            CHARGES AND DEDUCTIONS

      Charges will be deducted in connection with the Policy to compensate Western Reserve for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

PREMIUM EXPENSE CHARGES

      Prior to allocation of Net Premiums among the Accounts, premiums paid will be reduced by premium expense charges consisting of a sales charge, a charge for premium taxes and a premium collection charge.

      SALES CHARGE. A sales charge equal to 3.5% of the premiums paid through the end of the tenth Policy year will be deducted to compensate Western Reserve for certain distribution expenses incurred in connection with the Policy.

      PREMIUM TAXES. Various states and subdivisions impose a tax on premiums received by insurance companies. Premium tax rates vary from state to state from a range of 0.5% to 3.5%. Regardless of the actual rate assessed by a particular state, a deduction of an amount equal to 2.5% of each premium payment will be made to compensate Western Reserve for paying this tax. Because of the retaliatory provisions of state premium tax laws, Western Reserve is required to pay a minimum 2.5% premium tax regardless of a state's actual premium tax rate.


      PREMIUM COLLECTION CHARGE. Each premium payment will be reduced by a $3.00 per premium payment charge that will compensate Western Reserve for costs associated with premium billing and collection. The premium collection charge will not be increased in the future.

SURRENDER CHARGE

      During the first fifteen Policy years, a Surrender Charge will be incurred upon surrender of the Policy. The Surrender Charge consists of the SURRENDER CHARGE PER THOUSAND multiplied by the applicable SURRENDER CHARGE FACTOR.

      (a) SURRENDER CHARGE PER THOUSAND. The Surrender Charge Per Thousand Dollars of initial Specified Amount varies with the Insured's Issue Age, gender and classification. See Appendix C for a table of the charges per thousand dollars of initial Specified Amount.

      (b) SURRENDER CHARGE FACTOR. As stated above, the factor is applied to the charge per thousand dollars of initial Specified Amount due upon any Surrender of a Policy during the first fifteen Policy years. In Policy years 1 -5 this factor is 1.00 for Insureds at Issue Ages 0 - 39 and then declines at a rate of 0.10 per year until reaching zero at the end of the fifteenth (15th) Policy year as shown below. For Insureds with Issue Ages older than 39, this factor is less than 1.00 at the end of the first (1st) Policy year and declines to zero at the end of the fifteenth (15th) Policy year. Therefore, application of the factor to the Surrender Charge Per Thousand in the event of any surrender during the second through fifteenth Policy years will result in the same or reduced surrender charges. If a surrender occurs after the fifteenth (15th) Policy year, there is no Surrender Charge Per Thousand due. See the example below. Factors for the Builder Plus Program are different than those shown below. (See Charges And Deductions - Builder Plus Program, p. 29.)

                           SURRENDER CHARGE FACTORS
                               ISSUE AGES 0 - 39

Surrender Charge Factor
End of Policy Year*         Factor
-------------------------   --------
At Issue  ...............     1.00
1-5 .....................     1.00
6   .....................      .90
7   .....................      .80
8   .....................      .70
9   .....................      .60
10  .....................      .50
11  .....................      .40
12  .....................      .30
13  .....................      .20
14  .....................      .10
15  .....................        0
16+ .....................        0


* THE FACTOR ON ANY DATE OTHER THAN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR FACTORS.

      (c) EXAMPLE: Assume a male smoker purchases the Policy at Issue Age 35. The Surrender Charge Per Thousand is $16.48 (see Appendix C). This is multiplied by the Surrender Charge Factor resulting in the following Table of Surrender
Charges:

         TABLE OF SURRENDER CHARGES PER $1,000 OF
          SPECIFIED AMOUNT AS OF THE POLICY DATE
             SURRENDER                       SURRENDER
               CHARGE                         CHARGE
             PER $1,000                     PER $1,000
            OF SPECIFIED                   OF SPECIFIED
 END OF      AMOUNT ON                       AMOUNT ON
POLICY         POLICY          END OF         POLICY
  YEAR*       PAGE 3A       POLICY YEAR*      PAGE 3A
---------- --------------- --------------- --------------
At Issue       $16.48              9           $9.89
    1           16.48             10            8.24
    2           16.48             11            6.59
    3           16.48             12            4.94
    4           16.48             13            3.30
    5           16.48             14            1.65
    6           14.83             15            0.00
    7           13.18            16-            0.00
    8           11.54

* THE SURRENDER CHARGE ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR CHARGES.

PRO RATA DECREASE CHARGE

      If, during the first 15 Policy years, the Specified Amount is decreased, a pro rata Decrease Charge will be deducted from the Cash Value. The pro rata Decrease Charge is equal to:

      (1) the amount of the Specified Amount decrease; multiplied by

      (2) the Surrender Charge Per Thousand of Specified Amount as of the date of the decrease applicable to the Specified Amount as of the Policy Date. See Appendix C for a table of Surrender Charges.

      This pro rata Decrease Charge will not be deducted from the Cash Value when a Specified Amount decrease results from (a) a change in the death benefit Option, or (b) a withdrawal when the death benefit is Option A, as described in the Cash Withdrawals section below. If a pro rata Decrease Charge is deducted due to a decrease in Specified Amount, any future Surrender Charges incurred during the first fifteen Policy years will be reduced proportionately.

CASH VALUE CHARGES

      Charges will be deducted monthly from the Cash Value of each Policy ("monthly deduction") to compensate Western Reserve for certain administrative costs, the cost of insurance and optional benefits added by rider. The monthly deduction will be deducted on each Monthly Anniversary and will be allocated among the Accounts on the same basis as Net Premiums are allocated. If the value of any Account is insufficient to pay its part of the monthly deduction, the monthly deduction will be taken on a pro rata basis from all Accounts. Because portions of the monthly deduction, such as the cost of insurance, can vary from month-to-month, the monthly deduction itself will vary in amount from month-to-month.

      COST OF INSURANCE. Western Reserve will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rates by the net amount at risk for each Policy Month. The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by
1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Cash Value at the beginning of the Policy Month.

      Cost of insurance rates will be based on the sex, Attained Age and rate class of the Insured, and the length of time a Policy has been In Force. The actual monthly cost of insurance rates will be based on Western Reserve's expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary (C.S.O.) Mortality Tables and the Insured's sex, Attained Age and rate class. For standard rate classes, these rates will not exceed rates contained in the 1980 C.S.O. Tables. Western Reserve also may guarantee that actual cost of insurance rates will not be changed for a specified period of time (e.g., one year). Any change in the cost of insurance rates will apply to all Insureds of the same age, sex, and rate class whose Policies have been In Force for the same length of time.

      The Policies offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. The State of Montana prohibits the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for policies issued on the lives of its residents. The State of Massachusetts formerly had a similar prohibition and has introduced legislation which would reinstate such prohibition. Therefore, Policies offered by this Prospectus to insure residents of the states of Montana and Massachusetts will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

      The rate class of an Insured will affect the cost of insurance rate. Western Reserve currently places Insureds into the following four standard rate classes: Ultimate Select, non-tobacco use Select, non-tobacco use Ultimate Standard and tobacco use Standard; as well as various other sub-standard rate classes involving a higher mortality risk. In an otherwise identical Policy, the cost of insurance rate is generally higher for tobacco use than for non-tobacco use and, within these two categories, higher for Insureds not in the Ultimate category than for Insureds in the Ultimate category.

      Western Reserve may also issue certain Policies on a "simplified" or expedited basis to certain categories of individuals (for example, Policies issued at a predetermined Specified Amount or underwritten on a group basis). Policies issued on this basis will have guaranteed cost of insurance rates no higher than the guaranteed rates for non-smoker Select or smoker Standard categories (as appropriate); however, due to the special underwriting criteria established for these issues, actual rates may be higher or lower than the current cost of insurance rates charged under otherwise identical Policies that are underwritten using standard underwriting criteria.

      MONTHLY POLICY CHARGE. Western Reserve has primary responsibility for the administration of the Policy and the Series Account. Annual administrative expenses include recordkeeping, processing death benefit claims, Policy changes, reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Series Account, Western Reserve assesses a monthly administration charge from each Policy. This charge is currently $5.00 per Policy Month and is guaranteed never to exceed $7.50 per Policy Month.

OPTIONAL CASH VALUE CHARGES

      The following optional Cash Value charges will be deducted from the Policy as the result of changes or elections made to the Policy and initiated by the Policyowner.

      OPTIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any optional insurance benefits added to the Policy by rider.

      CHANGE IN NET PREMIUM ALLOCATION. Western Reserve does not currently levy or charge when changes are made to allocation of Net Premium. However, Western Reserve reserves the right to impose a $25 charge for each change of Net Premium allocation in excess of one change per Policy year quarter. If Western Reserve decides to impose this charge, Policyowners will be notified in writing in advance.

      CASH VALUE TRANSFERS. Western Reserve reserves the right to charge a $25 fee for each transfer in excess of one per month or twelve transfers per Policy year. If charged, this fee will be imposed and deducted from each amount transferred to compensate Western Reserve for the costs in effectuating the transfer. The transfer charge will not be increased in the future.

      CASH WITHDRAWALS. A processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from amounts withdrawn from the Policy and the balance will then be paid to the Policyowner. This fee will not be increased.

CHARGES AGAINST THE SERIES ACCOUNT

      Certain expenses will be deducted as a percentage of the value of the net assets of the Series Account to compensate Western Reserve for certain risks assumed in connection with the Policy.

      MORTALITY AND EXPENSE RISK CHARGE. Western Reserve will deduct a daily charge from the Series Account at an annual rate of 0.90% of the average daily net assets of the Series Account. Western Reserve currently intends to reduce this charge to 0.75% after the first fifteen Policy years. However, such reduction is not guaranteed, and Western Reserve reserves the right to maintain this charge at the 0.90% level after the first fifteen Policy years. Under Western Reserve's current procedures, these amounts are paid to the General Account monthly.

      The mortality risk assumed by Western Reserve is that Insureds may live for a shorter time than projected. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the limits on administrative charges set in the Policies. Western Reserve also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause Western Reserve to incur greater costs than anticipated when designing the Policies.

      TAXES. Currently no charge is made to the Series Account for Federal income taxes that may be attributable to the Series Account. Western Reserve may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Series Account may also be made. (See Federal Tax Matters, p. 35.)

EXPENSES OF THE FUND

      Because the Series Account purchases shares of the Portfolios of the Fund, the net assets of the Series Account will reflect the investment management fee and other expenses incurred by the Portfolios of the Fund. (See p. 7 for a table of the Fund Annual Expenses.) (See pp. 19-20 for a discussion of the investment management fees of each Portfolio.)

      Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") and pursuant to the Plan, has entered into a Distribution Agreement with ISI, principal underwriter for the Fund.

      Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundreths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1997. Prior to ISI's seeking reimbursement, Policyowners will be notified in writing in advance.

GROUP OR SPONSORED POLICIES

      A different form of the Policy may be purchased under group or sponsored arrangements ("Group/Sponsored Policies"). Under Group/Sponsored Policies, a trustee, employer or similar entity purchases individual policies covering a group of individuals on a group basis. Examples of such arrangements are employer-sponsored benefit plans which are qualified under Section 401 of the Internal Revenue Code and deferred compensation plans. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

      For Group/Sponsored Policies the premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount described in "Charges and Deductions" may be reduced. Western Reserve will issue Group/Sponsored Policies in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for Group/Sponsored Policies, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost for Group/Sponsored Policies take into account such factors as the size of the group or sponsored arrangement, its stability as indicated by its term of existence, the purposes for which Group/Sponsored Policies are purchased and certain characteristics of its members. The Group/Sponsored Policy's amount of reduction and the criteria for qualification will reflect the reduced sales effort resulting from sales to qualifying groups and sponsored arrangements. Group/Sponsored Policies may not be available in certain states.

      Western Reserve may modify from time to time on a uniform basis the criteria for qualification for Group/
Sponsored Policies. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Group/Sponsored Policies, or which have been in existence for less than six months, qualify for such Policies. Group/Sponsored Policies will not be unfairly discriminatory against any person, including the affected Policyowners and all other Policyowners of other forms of Policies funded by the Series Account.

      In 1983 the United States Supreme Court held that certain insurance policies, the benefits under which vary based on sex, may not be used to fund certain employer-sponsored benefit plans and fringe benefit programs. Western Reserve recommends that any employer proposing to offer the Group/
Sponsored Policies to employees under a group or sponsored arrangement consult his or her attorney before doing so. (See Federal Tax Matters - Employment-Related Benefit Plans, p. 38.)

EMPLOYEE ASSOCIATE POLICIES

      Certain employees, field associates, directors and their relatives may purchase a different form of the Policy ("Employee Policy") under which Western Reserve, in addition to waiving or reducing the premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount, may waive or reduce the Monthly Policy Charge and the Surrender Charge. The Employee Policy is available to: (a) current and retired directors, officers, full-time employees and agents of Western Reserve and its affiliates; (b) current and retired directors, officers, full-time employees and registered representatives of ISI and any broker-dealer which has a sales agreement with ISI; (c) any Trust, pension, profit-sharing or other employee benefit plan of any of the foregoing persons or entities; (d) current and retired directors, officers and full-time employees of WRL Series Fund, Inc. and any IDEX mutual fund, and any investment adviser or investment sub-adviser thereto; and (e) any member of a family of any of the foregoing (e.g., spouse, child, sibling, parent-in-law). Western Reserve reserves the right to modify or terminate this arrangement at any time. The Employee Policy may not be available in certain states.

BUILDER PLUS PROGRAMSM

      Western Reserve also offers a different form of the Policy to Policyowners who make an Initial Premium payment of at least $10,000 or more, and which is at least 90% of the maximum allowable single premium ("Builder Plus Program Policies"). Under a Builder Plus Program Policy, the underwriting process is both expedited and shortened in length by reducing the number and extent of the items required to determine the risk assumed by Western Reserve. The Builder Plus Program Policy entails fewer administrative costs for Western Reserve and also reduces distribution costs by relieving sales representatives from some of the burden of assisting in the underwriting.

      A Builder Plus Program Policy sold under this simplified underwriting arrangement differs from a standard Policy in six principal respects: (1) a minimum Initial Premium payment which is at least $10,000 and which is at least 90% of the maximum allowable premium, (2) no premium expense charges are assessed, (3) the underwriting process is shorter and simpler, (4) the cost of insurance charges may be different for certain policyowners, (5) premium payment provisions may be more restricted than for Policies issued on a standard basis, and (6) most policies will be "modified endowment contracts" for Federal income tax purposes. (See Tax Treatment of Policy Benefits - Modified Endowment Contracts, p. 36.)

      Due to the lower administrative and distribution expenses associated with the Builder Plus Program Policies, no premium expense charges (i.e., sales charge, premium tax charge and premium collection charge) are made. (See Charges and Deductions - Premium Expense Charges, p. 25.) Depending on age of issue and Specified Amount, certain medical underwriting requirements will be waived.

      Additionally, the length of time the Surrender Charge Factor applies is reduced, as follows:

                           SURRENDER CHARGE FACTORS
                               ISSUE AGES 0 - 39

Surrender Charge Factor
End of Policy Year*         Factor
-------------------------   --------
At Issue  ...............     1.00
1-5 .....................     1.00
6   .....................      .80
7   .....................      .60
8   .....................      .40
9   .....................        0
10+ .....................        0


* THE SURRENDER CHARGE ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR SURRENDER CHARGES.

For Insureds Issue Ages older than 39, this factor is less than 1.00 at the end of the first (1st) Policy year and declines to zero at the end of the ninth
(9th) Policy year. Therefore, application of the factor to the Surrender Charge Per Thousand in the event of any surrender during the second through ninth Policy years will result in the same or reduced surrender charges. If a surrender occurs after the ninth (9th) Policy year, there is no Surrender Charge Per Thousand due.

For a full explanation of the Surrender Charge, see Charges and Deductions - Surrender Charge, p. 25.

      Although for non sub-standard rate classes the guaranteed cost of insurance rates for policies will not be greater than those for standard Policies, current rates for policies during the first ten policy years may be higher for certain policyowners (i.e., those who are assigned to non-tobacco use Ultimate Select or tobacco use Ultimate Standard rate classes) than would be the case for standard Policies. (See Cash Value Charges - Cost of Insurance, p. 27.)


      Under Western Reserve's current rules, the minimum possible Specified Amount for a Builder Plus Program Policy at issue is the amount of insurance that the $10,000 Initial Premium payment will purchase based on the Insured's age, sex, and rate class and certain Federal tax law guidelines. Likewise, for any larger Initial Premium payment there will be a correspondingly larger minimum Specified Amount at issue.

      The maximum Specified Amount for a Builder Plus Program Policy is a function of the size of the Initial Premium payment and is approximately 111% of the lowest possible minimum Specified Amount available for the same amount of Initial Premium payment.

      Depending on the Specified Amount selected by the policyowner, a large Initial Premium payment, such as that required for a Builder Plus Program Policy, will generally limit the ability to make additional premium payments. This limit exists because the total of all premiums paid under a Builder Plus Program Policy may not exceed the maximum premium limitation imposed by Federal tax laws. (See Premiums - Premium Limitations, p. 22.) Of course, under a policy, there are no Planned Periodic Premiums.

      Most Builder Plus Program Policies will be modified endowment contracts. Distributions from modified endowment contracts are generally treated as ordinary income subject to tax up to the amount equal to the excess of the Cash Value before the distribution over the investment in the policy. In addition, the portion of any such distribution that is included in income is subject to a 10% penalty tax, except where the distribution is made on or after the policyowner attains age 591|M/2, is attributable to the policyowner becoming disabled or is part of a series of substantially equal periodic payments for the life (or the life expectancy) of the policyowner. Such distributions include surrenders, cash withdrawals and policy loans. (See Tax Treatment of Policy Benefits - Distributions From Policies Classified as Modified Endowment Contracts, p. 37.)

                                 POLICY RIGHTS

LOAN PRIVILEGES

      POLICY LOAN. After the first Policy year and so long as the Policy remains In Force, the Policyowner may borrow money from Western Reserve using the Policy as the only security for the loan. Western Reserve reserves the right to permit a Policy loan prior to the first Policy Anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy under Section 1035(a) of the Internal Revenue Code of 1986, as amended. The maximum amount that may be borrowed is 90% of the Cash Value, less any surrender charge and any already outstanding Policy loan. Western Reserve reserves the right to limit the amount of any Policy loan to not less than $500. Outstanding loans have priority over the claims of any assignee or other person. The loan may be repaid totally or in part before the Maturity Date of the Policy and while the Policy is In Force. A loan which is taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters, p. 35.)

      An amount equal to the loan plus interest in advance until the next Policy Anniversary will be withdrawn from the Account or Accounts specified and transferred to the Loan Reserve until the loan is repaid. The Loan Reserve is a portion of the Fixed Account used as collateral for any Policy loan. The Sub-Accounts of the Series Account may be specified. If no Account is specified, the loan amount will be withdrawn from each Account in the same manner as the current allocation instructions.

      The amount of the loan will normally be paid within seven days after receipt of a proper request in a manner permitted by Western Reserve. Postponement of loans may take place under certain conditions. (See General Provisions - Postponement of Payments, p. 32.) Under Western Reserve's current procedures, at each Anniversary, Western Reserve will compare the amount of the outstanding loan (including loan interest in advance until the next Policy Anniversary, if not paid) to the amount in the Loan Reserve (including interest credited to the Loan Reserve during the previous Policy year). Western Reserve will also make this comparison any time the Policyowner repays all or part of the loan, or makes a request to borrow an additional amount. At each such time, if the amount of the outstanding loan exceeds the amount in the Loan Reserve, Western Reserve will withdraw the difference from the Accounts and transfer it to the Loan Reserve in the same manner as when a loan is made. If the amount in the Loan Reserve exceeds the amount of the outstanding loan, Western Reserve will withdraw the difference from the Loan Reserve and transfer it to the Accounts in accordance with the Policyowner's current allocation instructions. Western Reserve reserves the right to require the transfer of such amounts to the Fixed Account, if such loans were originally transferred from the Fixed Account. (See The Fixed Account, p. 34.) No charge will be imposed for these transfers.

      INTEREST RATE CHARGED. The interest rate charged on Policy loans is 5.2% payable annually in advance. If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

      LOAN RESERVE INTEREST RATE CREDITED. The amount transferred to the Loan Reserve will accrue interest at a minimum effective annual rate not less than 4%. Western Reserve may credit a higher rate, but it is not obligated to do so. Currently, Western Reserve is crediting an effective annual interest rate of 4.75% on all amounts borrowed during the first ten Policy years. On amounts borrowed, after the tenth Policy year, that are part of the Cash Value in excess of the cost basis (premiums less withdrawals) of the Policy the interest rate credited is currently equal to the interest rate being charged on the total loan while the remaining portion, if any, of the loan is credited the current rate of 4.75%.

      EFFECT OF POLICY LOANS. A Policy loan affects the Policy, because the death benefit and Net Surrender Value under the Policy are reduced by the amount of the loan. Repayment of the loan causes the death benefit and Net Surrender Value to increase by the amount of the repayment.

      As long as a loan is outstanding, an amount equal to the loan plus interest in advance until the next Policy Anniversary is held in the Loan Reserve. This amount will not be affected by the Series Account's investment performance. Amounts transferred from the Series Account to the Loan Reserve will affect the Series Account value because such amounts will be credited with an interest rate declared by Western Reserve rather than a rate of return reflecting the investment performance of the Series Account. (See The Fixed Account - Minimum Guaranteed and Current Interest Rates, p. 34.)

      There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 36.)

      INDEBTEDNESS. Indebtedness equals the total of all Policy loans less any unearned loan interest on the loans. If indebtedness exceeds the Cash Value less the then applicable surrender charge, Western Reserve will notify the Policyowner and any assignee of record. If a sufficient payment equal to excess indebtedness is not received by Western Reserve within 61 days from the date notice is sent, the Policy will Lapse and terminate without value. The Policy, however, may later be reinstated. (See Policy Lapse and Reinstatement, p. 24.)

      REPAYMENT OF INDEBTEDNESS. Indebtedness may be repaid any time before the Maturity Date of the Policy and while the Policy is In Force. Payments made by the Policyowner while there is indebtedness will be treated as premium payments unless the Policyowner indicates that the payment should be treated as a loan repayment. (See Policy Rights - Benefits at Maturity, p. 32.) If not repaid, Western Reserve may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the Policy's value in the Loan Reserve securing the indebtedness repaid will be transferred from the Loan Reserve to the Accounts in the same manner as Net Premiums are allocated. However, Western Reserve reserves the right to require the transfer to the Fixed Account. Western Reserve will allocate the repayment of indebtedness at the end of the Valuation Period during which the repayment is received.

SURRENDER PRIVILEGES

      At any time before the earlier of the death of the Insured or the Maturity Date, the Policyowner may totally surrender or, after the first Policy year, make a cash withdrawal from the Policy by sending a written request to Western Reserve. The amount available for surrender is the Net Surrender Value at the end of the Valuation Period during which the surrender request is received at Western Reserve's Office. The Net Surrender Value is equal to the Cash Value as of the date of Surrender, less any surrender charge, and less any outstanding Policy loan, plus any unearned loan interest. A Surrender Charge may apply. (See Charges and Deductions - Surrender Charge, p. 25.) Surrenders from the Series Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances. (See General Provisions - Postponement of Payments, p. 32.) Additional restrictions may be applied to surrenders from the Fixed Account. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 35.) For the protection of Policyowners, all requests for cash withdrawals or total surrenders of more than $100,000, or where the withdrawal or surrender proceeds are to be sent to an address other than the address of record will require a signature guarantee. All required guarantees of signatures must be made by a national or state bank, a member firm of a national stock exchange or any other institution which is an eligible guarantor institution as defined by rules and regulations of the Commission. If the Policyowner is a corporation, partnership, trust or fiduciary, evidence of the authority of the person seeking redemption is required before the request for withdrawal is accepted, including withdrawals under $100,000. For additional information, Policyowners may call Western Reserve at (800) 851-9777. A cash withdrawal or total surrender may have Federal income tax consequences. (See Federal Tax Matters, p. 35.)

      TOTAL SURRENDERS. When the Policy is totally surrendered, the Policy itself must be returned to Western Reserve along with the request. A Policyowner may elect to have the amount paid in a lump sum or under a settlement option. (See Payment of Policy Benefits - Settlement Options, p. 32.)

      CASH WITHDRAWALS. For a cash withdrawal, the amount available may be limited to no less than $500 and to no more than 10% of the Net Surrender Value. The amount paid plus a processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the Policy's Cash Value at the end of the Valuation Period during which the request is received. The amount will be deducted from the Accounts in the same manner as the current allocation instructions unless the Policyowner directs otherwise. Cash withdrawals are allowed only once each Policy year.

      Cash withdrawals will affect both the Policy's Cash Value and the death benefit payable under the Policy. The Policy's Cash Value will be reduced by the amount of the cash withdrawal. Moreover, the death benefit proceeds payable under a Policy will generally be reduced by at least the amount of the cash withdrawal.

      In addition, when death benefit Option A is in effect, the Specified Amount will be reduced by the cash withdrawal. No cash withdrawal will be permitted which would result in a Specified Amount lower than the minimum Specified Amount set forth in the Policy or would deny the Policy status as life insurance under the Internal Revenue Code and applicable regulations. (See Cash Value Charges - Cost of Insurance, p. 27; Death Benefit - Insurance Protection,
p. 16; and Federal Tax Matters - Tax Treatment of Policy Benefits, p. 36.)

EXAMINATION OF POLICY PRIVILEGE ("FREE-LOOK")

      The Policyowner may cancel the Policy within 10 days after the Policyowner receives it. Certain states require a Free-Look period longer than 10 days, either for all Policyowners or for certain classes of Policyowners. In such states, Western Reserve will comply with the specific requirements of those states. The Policyowner should mail or deliver the Policy to either Western Reserve or the agent who sold it. If the Policy is cancelled in a timely fashion, a refund will be made to the Policyowner. The refund will equal the sum of: (i) the difference between the premiums paid and the amounts allocated to any Accounts under the Policy; (ii) the total amount of monthly deductions made and any other charges imposed on amounts allocated to the Accounts; and (iii) the value of amounts allocated to the Accounts on the date Western Reserve or its agent receives the returned Policy. If state law prohibits the calculation above, the refund will equal the total of all premiums paid for the Policy.

BENEFITS AT MATURITY

      If the Insured is living and the Policy is In Force, Western Reserve will pay the Net Surrender Value of the Policy on the Maturity Date. (See Cash Value
- Net Surrender Value,

p. 14.) The Policy will mature on the Anniversary nearest the Insured's 95th birthday, if the Insured is living and the Policy is In Force. Western Reserve is willing to extend the Maturity Date provided the Policy is still In Force on the Maturity Date and there are no unfavorable tax consequences. A tax advisor should thus be consulted about the tax consequences associated with any Maturity Date extension. Extension of the Maturity Date will be made upon mutual agreement between Western Reserve and the Policyowner, provided the Policyowner submits a written request to Western Reserve between 90 and 180 days prior to the Maturity Date, and provided the Policy may be extended with no unfavorable tax consequences to the Policyowner.

PAYMENT OF POLICY BENEFITS

      Death benefits under the Policy will ordinarily be paid within seven days after Western Reserve receives due proof of death, and verifies the validity of the claim. Other benefits will ordinarily be paid within seven days of receipt of proper written request (including an election as to tax withholding). Payments may be postponed in certain circumstances. (See General Provisions - Postponement of Payments, p. 32 and The Fixed Account - Allocations, Transfers and Withdrawals, p. 35.) The Policyowner may decide the form in which the benefits will be paid. During the Insured's lifetime, the Policyowner may arrange for the death benefits to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures. If no election is made, Western Reserve will pay the benefits in a lump sum.

      When death benefits are payable in a lump sum, the Beneficiary may select one or more of the settlement options. If death benefits become payable under a settlement option and the Beneficiary has the right to withdraw the entire amount, the Beneficiary may name and change contingent Beneficiaries.

      SETTLEMENT OPTIONS. Policyowners and Beneficiaries, subject to a prior election of the Policyowner, may elect to have benefits paid in a lump sum or in accordance with a variety of settlement options offered under the Policy. Once a settlement option is in effect, there will no longer be value in the Series Account or the Fixed Account. Western Reserve may make other settlement options available on the Fixed Account in the future. The effective date of a settlement provision will be either the date of surrender or the date of death of the Insured. For additional information concerning these options, see the Policy itself.

      OPTION A - PAYMENTS FOR A FIXED PERIOD. The proceeds plus interest will be paid in equal monthly installments for the period chosen until the fund has been paid in full. The period chosen may not exceed 30 years.

      OPTION B - LIFE INCOME. The proceeds will be paid in equal installments for the guaranteed payment period elected and continue for the life of the person on whose life the option is based. Such installments will be payable: (a) during the lifetime of the payee or (b) during a fixed period certain and for the remaining lifetime of the payee or (c) until the sum of installments paid equals the proceeds applied and for the remaining life of the payee. Guaranteed payment periods may be elected for 5 and 10 years, or the period in which the total payments will equal the amount retained.

      OPTION C - JOINT AND SURVIVOR LIFE INCOME. The proceeds will be paid during the joint lifetime of two persons and (a) continue upon the death of the first payee for the remaining lifetime of the survivor or (b) be reduced by one-

third upon the death of the first payee and continue for the remaining lifetime of the survivor.

                              GENERAL PROVISIONS

POSTPONEMENT OF PAYMENTS

      GENERAL. Payment of any amount from the Series Account upon complete surrender, cash withdrawal, Policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or
(iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Series Account's net assets.
Transfers may also be postponed under these circumstances. For restrictions applicable to payments from the Fixed Account, see The Fixed Account - Allocations, Transfers and Withdrawals, p. 35.

      PAYMENT BY CHECK. Payments under the Policy of any amounts derived from premiums paid by check or bank draft may be delayed until such time as the check or bank draft has cleared the Policyowner's bank.

THE CONTRACT

      The Policy and attached copy of the application and any supplemental applications are the entire contract. Only statements in the application and any supplemental applications can be used to void the Policy or defend a claim. The statements are considered representations and not warranties. No Policy provision can be waived or changed except by endorsement. Only the President or Secretary of Western Reserve can agree to change or waive any provisions of the Policy.

SUICIDE

      If the Insured, while sane or insane, commits suicide within two years after the Policy Date, Western Reserve will pay only the premiums received, less any cash withdrawals and outstanding indebtedness. In the event of Lapse of the Policy, the suicide period will be measured from the effective date of reinstatement. If the Insured, while sane or insane, commits suicide within two years after the effective date of any increase in insurance or any reinstatement, Western Reserve's total liability with respect to such increase or reinstatement will be the cost of insurance charges deducted for such increase or reinstatement.

INCONTESTABILITY

      Western Reserve cannot contest the Policy as to the initial Specified Amount after it has been In Force during the lifetime of the Insured for two years from the Policy Date. If the Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

CHANGE OF OWNER OR BENEFICIARY

      The Beneficiary, as named in the Policy application or subsequently changed, will receive the Policy benefits at the Insured's death. If the named Beneficiary dies before the Insured, the contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives the Insured, the benefits payable at the Insured's death will be paid to the Policyowner or the Policyowner's estate. As long as the Policy is In Force, the Policyowner or Beneficiary may be changed by written request from the Policyowner in a form acceptable to Western Reserve. The Policy need not be returned unless requested by Western Reserve. The change will take effect as of the date the request is signed, regardless of whether the Insured is living when the request is received by Western Reserve. Western Reserve will not, however, be liable for any payment made or action taken before receipt of the request.

ASSIGNMENT

      The Policy may be assigned by the Policyowner. Western Reserve will not be bound by the assignment until a written copy has been received at its Office and will not be liable with respect to any payment made prior to receipt. Western Reserve assumes no responsibility for determining whether an assignment is valid or the extent of the assignee's interest.

MISSTATEMENT OF AGE OR SEX

      If the age or sex of the Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

REPORTS AND RECORDS

      Western Reserve will maintain all records relating to the Series Account and the Fixed Account. Western Reserve will mail to each Policyowner, at the last known address of record, reports required by applicable laws and or regulations.

      Western Reserve will send Policyowners written confirmation within seven days of the following transactions: unplanned and certain planned premium payments, Cash Value transfers, change in death benefit option or Specified Amount, total surrender or cash withdrawals, and Policy loans or repayments. Western Reserve will also send each Policyowner an annual statement at the end of the Policy year showing for the year, among other things, the month and amount of each: premium payment made, monthly deduction, transfer, cash withdrawal and Policy loan or repayment. The annual statement will also show Policy year-end Net Surrender Value, death benefit and Policy loan value, as well as other Policy activity during the year.

OPTIONAL INSURANCE BENEFITS

      Subject to certain requirements, one or more of the following optional insurance benefits may be added to a Policy by rider. The cost of any optional insurance benefits will be deducted as part of the monthly deduction. (See Charges and Deductions - Optional Cash Value Charges, p. 27.) For purposes of the riders, the person insured under the Policy is referred to as the Primary Insured, and the term "Face Amount" refers to the level term insurance amount payable at death.

      CHILDREN'S INSURANCE RIDER:  Provides a Face Amount on each of the
Primary Insured's children, as defined in the rider. Under the terms of the rider, the death benefit will be payable to the Insured upon receipt of proof that the death of an insured child occurred while the rider and coverage on such child was In Force. Upon the Primary Insured's death, while the rider is in force, the rider will terminate 31 days after such death and a separate life insurance policy will be offered to each insured child for an amount equal to the level death benefit amount of the rider at a premium based upon the attained age of each insured child.

      ACCIDENTAL DEATH BENEFIT RIDER: Provides a Face Amount if the Primary Insured's death results from accidental bodily injury, as defined in the rider. Certain risks, as defined in the rider, are not covered. Under the terms of the rider, the additional benefits provided in the rider will be paid upon receipt of proof by Western Reserve that death resulted from bodily injuries effected directly and independently of all other causes through external, violent and accidental means; occurred within 90 days from the date of accident causing such injuries; and occurred while the rider was In Force. The rider will terminate on the earliest of the Policy Anniversary nearest the Primary Insured's 70th birthday, the date the Policy terminates, or the Monthiversary on which the rider is terminated on request by the Policyowner.

      OTHER INSURED RIDER: Provides that Western Reserve will pay the Face Amount of the rider to the Primary Insured upon receipt of due proof of the other Insured's death. On any Monthiversary while the rider is In Force, the Policyowner may exchange the rider without evidence of insurability for a new Policy on the other Insured's life upon written request subject to the following: (a) the rider has not reached the Anniversary nearest the other Insured's 70th birthday; (b) the new policy is any permanent plan of insurance then offered by Western Reserve; (c) the amount of insurance upon conversion will equal the Face Amount then In Force under the rider; and (d) the payment of the premium will be based on the other Insured's rate class under the rider.

      DISABILITY WAIVER RIDER: Provides a waiver of the monthly deductions for the Policy while the Insured is disabled. Under the terms of the rider, the monthly deductions will be waived upon receipt of proof adequate to Western Reserve that: the Insured is totally disabled, as defined in the rider; the disability commenced while the rider was In Force; the disability began before the Anniversary nearest the

Insured's 60th birthday; and total disability has existed continuously for at least six months. No monthly deduction will be waived which falls due more than one year prior to receipt by Western Reserve of written notice of a claim. Certain risks, as defined in the rider, are not covered.

      DISABILITY WAIVER AND MONTHLY INCOME RIDER: Provides the identical benefit as the Disability Waiver Rider and, in addition, a monthly income benefit up to a maximum 120 monthly payments.

      PRIMARY INSURED RIDER AND PRIMARY INSURED RIDER PLUS provide the payment of the Face Amount of the rider upon receipt by Western Reserve of due proof that the Primary Insured's death occurred while the rider was In Force. On any Monthiversary while the rider is In Force, the Policyowner may exchange the rider without evidence of insurability for a new policy on the Primary
Insured's life. Such new policy will be issued upon written request subject to the following: (a) the rider has not reached the Anniversary nearest the Primary Insured's 70th birthday; (b) the new policy is any permanent plan of insurance then offered by Western Reserve; (c) the amount of insurance upon conversion will equal the Face Amount then In Force under the rider; and (d) the payment of the premium based on the Primary Insured's rate class under the rider. The Primary Insured Rider terminates at age 90 and the Primary Insured Rider Plus terminates at age 85.

                               THE FIXED ACCOUNT

      A Policyowner may allocate Net Premiums and transfer Cash Value to the Fixed Account, which is part of Western Reserve's General Account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and neither the Fixed Account nor the General Account has been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account, the General Account nor any interests therein are generally subject to the provisions of these acts and Western Reserve has been advised that the staff of the Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

      The portion of the Cash Value allocated to the Fixed Account (the
"Fixed Account Value") will be credited with rates of interest, as described below. Because the Fixed Account Value becomes part of Western Reserve's General Account, Western Reserve assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to Western Reserve's general liabilities from business operations.

FIXED ACCOUNT VALUE

      At the end of any Valuation Period, the Fixed Account Value is equal to:

      1. The sum of all Net Premium payments allocated to the Fixed Account;
          plus

      2. Any amounts transferred from a Sub-Account to the Fixed Account; plus

      3. Total interest credited to the Fixed Account; minus

      4. Any amounts charged to pay for monthly deductions as they are due;
          minus

      5. Any cash withdrawals or surrenders from the Fixed Account; minus

      6. Any amounts transferred to a Sub-Account from the Fixed Account; minus

      7. Any amounts withdrawn from the Fixed Account to pay the pro rata Decrease Charge incurred as a result of a decrease in the Specified Amount.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

      The Fixed Account Value, including the Loan Reserve, is guaranteed to accumulate at a minimum effective annual interest rate of 4%. Western Reserve presently credits the Fixed Account Value with current rates in excess of the minimum guarantee but it is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Because Western Reserve, at its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Fixed Account Value will be credited different current interest rates.

      Western Reserve further guarantees that when a higher current interest rate is declared on an allocation to the Fixed Account, that interest rate will be guaranteed on such allocation for at least a one year period (the
"Guarantee Period"), unless the Cash Value associated with an allocation has been transferred to the Loan Reserve. Western Reserve reserves the right to apply a different current interest rate to that part of the Cash Value equal to the Loan Reserve. At the end of the Guarantee Period, Western Reserve reserves the right to declare a new current interest rate on such allocation and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). The rate declared on such allocation and accrued interest thereon at the end of each Guarantee Period will be guaranteed again for another Guarantee Period. At the end of any Guarantee Period, any interest credited on the Policy's Cash Value in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of Western Reserve. The Policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

      Allocations from the Fixed Account Value to provide: a) cash withdrawal amounts, b) transfers to the Series Account, or c) monthly deduction charges are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

      Western Reserve reserves the right to change the method of crediting interest from time to time, provided that such changes will not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the Guarantee Period to less than one year.

ALLOCATIONS, TRANSFERS AND WITHDRAWALS

      Net premium payments and transfers to the Fixed Account will be allocated to the Fixed Account on the first Valuation Date on or following the date Western Reserve receives the payment or transfer request at its Office, except Net Premium received prior to the Policy Date will take place on the Policy Date (or the Record Date, if later).

      For transfers from the Fixed Account to a Sub-Account, Western Reserve reserves the right to require that transfer requests be in writing and received at Western Reserve's Office within 30 days after a Policy Anniversary. The maximum amount that may be transferred is limited to the greater of (a) 25% of the amount in the Fixed Account, or (b) the amount transferred in the prior Policy year from the Fixed Account, unless Western Reserve consents otherwise. Please consult your Policy for details. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account. Amounts may be withdrawn from the Fixed Account for cash withdrawals and surrenders only upon written request of the Policyowner, and are subject to any applicable requirement for a signature guarantee. (See Policy Rights -Surrender Privileges, p. 31.) Western Reserve further reserves the right to defer payment of transfers, cash withdrawals, or surrenders from the Fixed Account for up to six months. In addition, Policy provisions relating to transfers, cash withdrawals or surrenders from the Series Account will also apply to Fixed Account transactions.

                         DISTRIBUTION OF THE POLICIES

      The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for Western Reserve, are also registered representatives of ISI, an affiliate of Western Reserve and the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements ("Sales Agreements") with the principal underwriter for promotion and sale of the Policies. ISI is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No amounts have been retained by ISI for acting as principal underwriter for the Policies. The compensation payable to registered representatives who are appointed agents of Western Reserve for sales of the Policies may vary with the Sales Agreement, but is not expected to exceed 65% of all premiums paid during the first Policy year, plus 3.0% on all premiums paid thereafter. In addition, certain production, persistency and managerial bonuses may be paid.

                              FEDERAL TAX MATTERS

INTRODUCTION

      The ultimate effect of Federal income taxes on the Cash Value and on the economic benefit to the Policyowner or Beneficiary depends on Western Reserve's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on Federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any applicable state or other tax laws. Because the discussion herein is based upon Western
Reserve's understanding of Federal income tax laws as they are currently interpreted, Western Reserve cannot guarantee the tax status of any Policy. Western Reserve makes no representations regarding the likelihood of continuation of the current Federal income tax laws, Treasury Regulations, or of the current interpretations by the Internal Revenue Service ("IRS").
Western Reserve reserves the right to make changes to the Policy in order to assure that it will continue to qualify as life insurance for tax purposes.

TAX CHARGES

      At the present time, Western Reserve makes no charge for any Federal, state or local taxes (other than premium taxes) that the Company incurs that may be attributable to such Account or to the Policies. Western Reserve, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Series Account or to the Policies.


TAX STATUS OF THE POLICY

      Section 7702 of the Code sets forth a definition of a life insurance contract for Federal tax purposes. The Secretary of the Treasury (the "Treasury") has recently issued proposed regulations that would specify what will be considered reasonable mortality charges under Section 7702. Guidance as to how Section 7702 is to be applied is, however, limited. If a Policy were determined not to be a life insurance contract for purposes of
Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

      With respect to a Policy that is issued on the basis of a rate class using non-tobacco use Ultimate Select, non-tobacco use Select, tobacco use Ultimate Standard or tobacco use Standard guaranteed rates, while there is some uncertainty due to the limited guidance on Section 7702, Western Reserve nonetheless believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard rate class, there is even less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy Section 7702, Western Reserve will take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitation allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, Western Reserve reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

      Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Series Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Series Account, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in Reg. sec. 1.817-5, which affect how the Fund's assets may be invested. Western Reserve believes that the Fund will be operated in compliance with the requirements prescribed by the Treasury.

      In certain circumstances, owners of variable life insurance policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includable in the owner's gross income. The IRS has stated in published rulings that the owner of a variable life insurance policy will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-account without being treated as owners of the underlying assets."

      The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Series Account. In addition, Western Reserve does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Western Reserve therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Series Account.

      The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

      1. In general. Western Reserve believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under section 101(a)(1) of the Code.

      A change in a Policy's Specified Amount, the payment of an unscheduled premium, the taking of a Policy loan, a cash withdrawal, a total surrender, a Policy Lapse with an outstanding indebtedness, a change in death benefit options, the exchange of a Policy, or the assignment of a Policy may have tax consequences depending upon the circumstances. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Policyowner or Beneficiary. A competent tax adviser should be consulted for further information.

      The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if a Policyowner is contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, that Policyowner should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

      Generally, the Policyowner will not be deemed to be in constructive receipt of the Cash Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from, or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract" under Section 7702A. Section 7702A generally applies to Policies entered into or materially changed after June 20, 1988.

      2. Modified Endowment Contracts. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether such a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the Cash Value at the time of such change and the additional premiums paid in the seven Policy years starting with the date on which the material change occurs.

      Under Western Reserve's current procedures, the Policyowner will be notified at the time a Policy is issued whether, according to Western Reserve's calculations, the Policy is or is not classified as a modified endowment contract based on the premium then received. The Policyowner will also be notified of the amount of the maximum annual premium which can be paid without causing a Policy to be classified as a modified endowment contract.

      Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a Policyowner should contact a competent tax adviser before making any change to, including an exchange of, a Policy to determine whether such change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

      If a Policy becomes a modified endowment contract, distributions that occur during the Policy year it becomes a modified endowment contract and any subsequent Policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. A Builder Plus Program Policy, however, will in most instances be treated as a Modified Endowment Contract. (See Charges and Deductions - Builder Plus Program,sm p. 29.)

      3. Distributions from Policies Classified as Modified Endowment
Contracts. Policies classified as modified endowment contracts are subject to the following tax rules: First, all pre-death distributions from such a Policy (including distributions upon surrender, distributions made in anticipation of the Policy becoming a modified endowment contract, and benefits paid at maturity) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. (Unpaid Policy loan interest will be treated as a loan for these purposes.) Third, a 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 591|M/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.

      4. Distribution from Policies not Classified as Modified Endowment Contracts. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a cash withdrawal, a decrease in the Policy's death benefit, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and results in a cash distribution to the Policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

      Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

      Finally, distributions (including distributions upon surrender or lapse) or loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax.

      5. Policy loan interest. The deductibility of Policy loan interest may be limited by the Code. For example, interest paid on any loan under a Policy which is owned by an individual generally is not deductible. Therefore, a Policyowner should consult a competent tax adviser as to whether Policy loan interest will be deductible.

      6. Investment in the Policy. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Policyowner.

      7. Multiple Policies. All modified endowment contracts that are issued by Western Reserve (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code.

      8. Terminal Illness Accelerated Death Benefit Rider. Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, Western Reserve believes that for federal income tax purposes a Single Sum Benefit payment made under the Terminal Illness Accelerated Death Rider should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the Insured under the Policy. However, a Policyowner should consult a qualified tax adviser about the consequences of adding this Rider to a Policy or requesting a Single Benefit payment under this Rider.

EMPLOYMENT-RELATED BENEFIT PLANS

      On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

                               SAFEKEEPING OF THE
                           SERIES ACCOUNT'S ASSETS

      Western Reserve holds the assets of the Series Account. The assets are kept physically segregated and held separate and apart from the General Account. Western Reserve maintains records of all purchases and redemptions of Fund shares by each of the Sub-Accounts. Additional protection for the assets of the Series Account is provided by a blanket bond issued to AEGON U.S. Holding Corporation ("AEGON U.S.") in the amount of $5 million (subject to a $1 million deductible), covering all of the employees of AEGON U.S. and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage, to a limit of $12 million, subject to a $50,000 deductible.

                      VOTING RIGHTS OF THE SERIES ACCOUNT

      To the extent required by law, Western Reserve will vote the Fund shares held in the Series Account at shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts of the Series Account. Except as required by the 1940 Act, the Fund does not hold regular or special shareholder meetings. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Western Reserve determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

      The number of votes which a Policyowner has the right to instruct will be calculated separately for each Sub-Account. The number of votes which each Policyowner has the right to instruct will be determined by dividing a Policy's Cash Value in that Sub-Account by $100. Fractional shares will be counted. The number of votes of the Portfolio which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund.

      Western Reserve will vote Fund shares as to which no timely instructions are received and Fund shares which are not attributable to Policyowners in proportion to the voting instructions which are received with respect to all Policies participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will reduce the votes eligible to be cast by Western Reserve.

      Each person having a voting interest in a Sub-Account will receive proxy materials, reports and other materials relating to the appropriate Portfolio.

      DISREGARD OF VOTING INSTRUCTIONS. Western Reserve may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of the Fund or one or more of its Portfolios or to approve or disapprove an investment advisory contract for a Portfolio of the Fund. In addition, Western Reserve itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of a Portfolio of the Fund if Western Reserve reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or Western Reserve determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Portfolio may result in overly speculative or unsound investments. In the event Western Reserve does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

                      STATE REGULATION OF WESTERN RESERVE

      As a life insurance company organized and operated under Ohio law, Western Reserve is subject to provisions governing such companies and to regulation by the Ohio Commissioner of Insurance.

      Western Reserve's books and Accounts are subject to review and examination by the Ohio Insurance Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every three years.

                                  REINSURANCE

      Western Reserve intends to reinsure a portion of the risks assumed under the Policies.

                        EXECUTIVE OFFICERS AND DIRECTORS
                              OF WESTERN RESERVE

JOHN R. KENNEY(1), CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE OFFICER
     AND PRESIDENT, Chairman of the Board of Directors (1987 - present) and Chief Executive Officer (1982 - present), President, (1978 - 1987 and December, 1992 - present), Director (1978 - present), Western Reserve Life Assurance Co. of Ohio; Chairman of the Board of Directors (1985 - present), President (March, 1993 - present), WRL Series Fund, Inc.; Chairman of the Board (October, 1996 - present), WRL Investment Management, Inc.; Chairman of the Board (October, 1996 - present), WRL Investment Services, Inc.; Chairman of the Board of Directors and Chief Executive Officer (1988 to February, 1991), President
----------------
(1) The principal business address is Western Reserve Life Assurance Co. of Ohio, P.O. Box 5068, Clearwater, Florida 34618-5068.

    (1988 - 1989), Director (1976 to February, 1991), Executive Vice President (1972 - 1988), Pioneer Western Corporation (financial services), Largo, Florida; Trustee (1987 - present), Chairman (December, 1989 to September, 1990 and November, 1990 to present) and President and Chief Executive Officer (November, 1986 to September, 1990), IDEX Series Fund; former Trustee of IDEX Fund, IDEX II Series Fund and IDEX Fund 3 (investment companies), all of Largo, Florida.

ALAN M. YAEGER(1), EXECUTIVE VICE PRESIDENT, ACTUARY AND CHIEF FINANCIAL
     OFFICER, Executive Vice President (June, 1993 - present), Chief Financial Officer (December, 1995 - present), Director (October, 1996 - present), WRL Investment Management, Inc.; Director (October, 1996 - present), WRL Investment Services, Inc.; Senior Vice President (1981 - June, 1993) and Actuary (1972 - present), Western Reserve Life Assurance Co. of Ohio; Executive Vice President (September, 1993 - present), WRL Series Fund, Inc.


WILLIAM H. GEIGER(1), SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL,
     Senior Vice President, Secretary and General Counsel (July, 1990 - present) of Western Reserve Life Assurance Co. of Ohio; Vice President, Secretary and General Counsel of Pioneer Western Corporation (financial services) and Secretary of its subsidiaries (May, 1990 to February, 1991); Vice President and Assistant Secretary (November, 1990 to present) and Secretary (June, 1990 to September, 1990) IDEX Series Fund, former Vice President and Assistant Secretary of IDEX Fund, IDEX II Series Fund and IDEX Fund 3 (investment companies), all of Largo, Florida.

G. JOHN HURLEY(1), EXECUTIVE VICE PRESIDENT, Executive Vice President (June, 1993 - present), Western Reserve Life Assurance Co. of Ohio; Executive Vice President (June, 1993 - present), Director (March, 1994 - present), WRL Series Fund, Inc.; Director (October, 1996 - present), WRL Investment Management, Inc.; Director (October, 1996 - present), WRL Investment Services, Inc.; President and Chief Executive Officer (September, 1990 - present), Trustee (June, 1990 - present) and Executive Vice President (June, 1988 - September, 1990) of IDEX Series Fund, former Trustee and Executive Vice President of IDEX Fund, IDEX II Series Fund and IDEX Fund 3 (investment companies); Assistant Vice President of AEGON USA Managed Portfolios, Inc. (September, 1991 - August, 1992); Vice President (May, 1988 - February, 1991) Pioneer Western Corporation (financial services).

ALLAN J. HAMILTON(1), VICE PRESIDENT, TREASURER AND CONTROLLER, Vice President and Controller (1987 - present), Treasurer (February, 1997 - present), Assistant Vice President and Assistant Controller (1983 - 1987), Western Reserve Life Assurance Co. of Ohio; Treasurer and Principal Financial Officer (February, 1997 - present), WRL Series Fund, Inc.; Vice President and Controller (1988 to February 1991), Pioneer Western Corporation (financial services), Largo, Florida.

PATRICK S. BAIRD, DIRECTOR, 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499,
     Director (February, 1991 to present), Western Reserve Life Assurance Co. of Ohio; Vice President and Chief Tax Officer (1984 - present), Chief Financial Officer (1992 - present) AEGON USA, Inc., formerly known as Life Investors, Inc., (financial services holding company), Cedar Rapids, Iowa.

JACK E. ZIMMERMAN, DIRECTOR, 507 St. Michel Circle, Kettering, Ohio 45429,
     Director (1987 - present), Western Reserve Life Assurance Co. of Ohio; Trustee, IDEX Series Fund, former Trustee of IDEX Fund, IDEX II Series Fund and IDEX Fund 3 (investment companies); Director, Regional Marketing, (1986
     - January, 1993), Martin Marietta Corporation, Dayton, Ohio.

LYMAN H. TREADWAY, DIRECTOR, 30195 Chagrin Blvd. Ste. 210N, Cleveland, Ohio
     44124, Director (September, 1994 - present), Western Reserve Life Assurance Co. of Ohio; Consultant (1988 - 1993), Cleveland, Ohio.

JAMES R. WALKER, DIRECTOR, 3320 Office Park Dr., Dayton, Ohio 45439, Director
     (June, 1996 - present) Western Reserve Life Assurance Co. of Ohio; Self-employed, Public Accountant (1996 - present); Partner, C.P.A. (1990 -
     1995), Walker-Davis C.P.A.'s, Dayton, Ohio.

----------------
(1) The principal business address is Western Reserve Life Assurance Co. of Ohio, P.O. Box 5068, Clearwater, Florida 34618-5068.

                                 LEGAL MATTERS

      Sutherland, Asbill & Brennan, L.L.P., Washington, D.C., has provided advice on certain legal matters concerning Federal securities laws in connection with the Policies. All matters of Ohio law pertaining to the Policy, including the validity of the Policy and Western Reserve's right to issue the Policy under Ohio Insurance Law, have been passed upon by Thomas E. Pierpan, Vice President, Associate General Counsel and Assistant Secretary of Western Reserve.

                               LEGAL PROCEEDINGS

      There are no legal proceedings to which the Series Account is a party or to which the assets of the Series Account are subject. Western Reserve is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Series Account.

                                    EXPERTS

      The financial statements of WRL Series Life Account as of December 31, 1996 and for the year then ended have been included herein in reliance upon the report of Price Waterhouse LLP, independent accountants, and upon the authority of that firm as experts in accounting and auditing.

      The financial statements of Western Reserve Life Assurance Co. of Ohio at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein which are based in part on the reports of Price Waterhouse LLP, independent accountants. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

      Actuarial matters included in this Prospectus have been examined by Alan Yaeger as stated in the opinion filed as an exhibit to the registration statement.

                            ADDITIONAL INFORMATION

      A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Series Account, Western Reserve and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

           INFORMATION ABOUT WESTERN RESERVE'S FINANCIAL STATEMENTS

      The financial statements of Western Reserve which are included in this Prospectus (see p. 69) should be considered only as bearing on the ability of Western Reserve to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Series Account.

      Financial statements for Western Reserve for the years ended December 31, 1996, 1995 and 1994, have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles ("GAAP").

                                  APPENDIX A
                           ILLUSTRATION OF BENEFITS

      The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit, Cash Value and Net Surrender Value of a Policy issued to an Insured of a given age and a given premium could vary over an extended period of time assuming hypothetical gross rates of return equivalent to constant after tax annual rates of 0%, 6% and 12%. The tables illustrate the Policy values that would result based on the assumptions that the premium is paid as indicated, that the Owner has not requested an increase or decrease in the Specified Amount of the Policy, and that no cash withdrawals or Policy loans have been made.

      The death benefits, Cash Values and Net Surrender Values under a Policy would be different from those shown if the actual rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above and below those averages for individual Policy years. They would also differ if any Policy loans were made during the period of time illustrated.

      The illustration on page 42 is based on a Policy for an Insured who is a 35 year old male in the Ultimate Select (non-tobacco use) rate class, annual premiums of $2,000, a $165,000 Specified Amount and death benefit Option B. The illustrations on that page also assume cost of insurance charges based on Western Reserve's CURRENT cost of insurance rates.

      The illustration on page 43 is based on the same factors as those on page 42, except that cost of insurance rates are based on the GUARANTEED cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table). The illustration on page 44 depicts, in graphic format, the same levels of cumulative net premiums, Net Surrender Values, and death benefits payable during any Policy year, as are shown on page 42, and assumes a hypothetical gross annual rate of return of 12%.

      The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-
Accounts during the first 15 Policy years (Western Reserve currently intends to reduce this charge to 0.75% after the first fifteen Policy years. However, such reduction is not guaranteed, and Western Reserve reserves the right to maintain this charge at the 0.90% level after the first fifteen Policy years); (2) estimated daily expenses equivalent to an effective average annual expense level of 0.93% of the average daily net assets of the Portfolios of the Fund; and (3) all applicable premium expense charges and Cash Value charges using the current monthly Policy charge. The 0.93% average Portfolio expense level assumes an equal allocation of amounts among the fourteen Sub-Accounts and is based on an average 0.76% investment advisory fee and 1996 average normal operating expenses of 0.17% for each of the Portfolios in operation during 1996. Calculation of the average annual expense level utilized annualized actual audited expenses incurred during 1996 as adjusted for anticipated expense modifications incurring in 1997 for the Money Market (0.52%), Bond (0.64%), Growth (0.88%), Strategic Total Return (0.91%), Emerging Growth (0.94%), Global (0.99%), Aggressive Growth (0.98%), Balanced (0.97%), Growth & Income (1.00%), C.A.S.E. Growth (1.00%), and
Tactical Asset Allocation (0.90%). In addition, because the Value Equity Portfolio was not in existence during the full year of 1996 (commencement of operations was May 1, 1996), and the U.S. Equity Portfolio and International Equity Portfolio had not commenced operations as of December 31, 1996, the estimated average annual Portfolio expense level reflects estimated expenses for these three Portfolios at 1.00%, 1.05% and 1.30%, respectively, for 1997. During 1996, Western Reserve had undertaken to pay Fund expenses for each Portfolio to the extent normal operating expenses of a Portfolio exceeded a stated percentage of the Portfolio's average daily net assets. WRL Management has undertaken until April 30, 1998 to pay expenses to the extent normal operating expenses of a Portfolio exceed a stated percentage of the Portfolio's average daily net assets. Taking into account the assumed charges of 1.83%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.83%, 4.17%, and 10.17%.

      The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Series Account, because Western Reserve is not currently making such charges. In order to produce after tax returns of 0%, 6% or 12% if such charges are made in the future, the Series Account would have to earn a sufficient amount in excess of 0%, 6% or 12% to cover any tax charges. (See Charges Against the Series Account - Taxes, p. 28.)

      The "Premium Accumulated at 5%" column of each table shows the amount which would accumulate if an amount equal to the premium were invested to earn interest at 5% per year, compounded annually.

      Western Reserve will furnish, upon request, a comparable illustration reflecting the proposed Insured's age, sex, risk classification and desired plan features.

                  WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35

 Specified Amount $165,000      Ultimate Select Class
 Annual Premium $2,000          Option Type B
         Using Current Cost of Insurance Rates


                                                                  DEATH BENEFIT
END OF          PREMIUMS                               ASSUMING HYPOTHETICAL GROSS AND NET
POLICY         ACCUMULATED                                 ANNUAL INVESTMENT RETURN OF
YEAR              AT 5%
                                     0.00% (Gross)               6.00% (Gross)               12.00% (Gross)
                                -1.83% (Net) Years 1-15      4.17% (Net) Years 1-15      10.17% (Net) Years 1-15
                                 -1.68 (Net) Years 16+       4.32% (Net) Years 16+       10.32% (Net) Years 16+
1                   2,100                 166,531                     166,633                      166,736
2                   4,305                 168,027                     168,328                      168,641
3                   6,620                 169,486                     170,083                      170,730
4                   9,051                 170,911                     171,903                      173,023
5                  11,604                 172,290                     173,779                      175,528
6                  14,284                 173,622                     175,711                      178,265
7                  17,098                 174,906                     177,699                      181,255
8                  20,053                 176,141                     179,744                      184,523
9                  23,156                 177,306                     181,824                      188,071
10                 26,414                 178,409                     183,951                      191,938
15                 45,315                 183,284                     195,622                      217,656
20                 69,439                 186,648                     208,814                      258,367
30(AGE 65)        139,522                 190,387                     242,658                      430,551
40(AGE 75)        253,680                 183,730                     281,411                      873,300
50(AGE 85)        439,631                       *                     316,748                    2,024,611
60(AGE 95)        742,526                       *                     367,358                    5,056,554


END OF                                         CASH VALUE
POLICY                             ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                                   ANNUAL INVESTMENT RETURN OF
                   0.00% (Gross)             6.00% (Gross)             12.00% (Gross)
              -1.83% (Net) Years 1-15    4.17% (Net) Years 1-15    10.17% (Net) Years 1-15
              -1.68% (Net) Years 16+     4.32% (Net) Years 16+     10.32% (Net) Years 16+
1                       1,531                      1,633                      1,736
2                       3,027                      3,328                      3,641
3                       4,486                      5,083                      5,730
4                       5,911                      6,903                      8,023
5                       7,290                      8,779                     10,528
6                       8,622                     10,711                     13,265
7                       9,906                     12,699                     16,255
8                      11,141                     14,744                     19,523
9                      12,306                     16,824                     23,071
10                     13,409                     18,951                     26,938
15                     18,284                     30,622                     52,656
20                     21,648                     43,814                     93,367
30(AGE 65)             25,387                     77,658                    265,551
40(AGE 75)             18,730                    116,411                    708,300
50(AGE 85)                  *                    151,748                  1,859,611
60(AGE 95)                  *                    202,358                  4,891,554


END OF                                    NET SURRENDER VALUE
POLICY                            ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                                  ANNUAL INVESTMENT RETURN OF
                   0.00% (Gross)             6.00% (Gross)             12.00% (Gross)
              -1.83% (Net) Years 1-15    4.17% (Net) Years 1-15   10.17% (Net) Years 1-15
              -1.68% (Net) Years 16+     4.32% (Net) Years 16+     10.32% (Net) Years 16+
1                           0                          0                          0
2                         466                        767                      1,081
3                       1,926                      2,523                      3,170
4                       3,350                      4,343                      5,462
5                       4,729                      6,218                      7,967
6                       6,317                      8,407                     10,961
7                       7,857                     10,650                     14,206
8                       9,349                     12,952                     17,730
9                      10,769                     15,288                     21,535
10                     12,129                     17,670                     25,658
15                     18,284                     30,622                     52,656
20                     21,648                     43,814                     93,367
30(AGE 65)             25,387                     77,658                    265,551
40(AGE 75)             18,730                    116,411                    708,300
50(AGE 85)                  *                    151,748                  1,859,611
60(AGE 95)                  *                    202,358                  4,891,554

* In the absence of an additional payment, the Policy would lapse.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY AN OWNER AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND. THE DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY WESTERN RESERVE OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. THIS ILLUSTRATION MUST BE PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                  WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35

 Specified Amount $165,000      Ultimate Select Class
 Annual Premium $2,000          Option Type B
       Using Guaranteed Cost of Insurance Rates


END OF          PREMIUMS                                          DEATH BENEFIT
POLICY         ACCUMULATED                             ASSUMING HYPOTHETICAL GROSS AND NET
YEAR              AT 5%                                    ANNUAL INVESTMENT RETURN OF
                                     0.00% (Gross)               6.00% (Gross)               12.00% (Gross)
                                -1.83% (Net) Years 1-15      4.17% (Net) Years 1-15      10.17% (Net) Years 1-15
                                -1.68% (Net) Years 16+       4.32% (Net) Years 16+       10.32% (Net) Years 16+
1                   2,100                 166,508                     166,610                      166,712
2                   4,305                 167,976                     168,273                      168,583
3                   6,620                 169,398                     169,988                      170,627
4                   9,051                 170,775                     171,753                      172,857
5                  11,604                 172,105                     173,569                      175,289
6                  14,284                 173,385                     175,435                      177,944
7                  17,098                 174,613                     177,349                      180,836
8                  20,053                 175,789                     179,312                      183,992
9                  23,156                 176,909                     181,322                      187,433
10                 26,414                 177,975                     183,381                      191,187
15                 45,315                 182,685                     194,693                      216,172
20                 69,439                 185,533                     207,030                      255,229
30(AGE 65)        139,522                 180,247                     228,220                      407,082
40(AGE 75)        253,680                       *                     216,942                      756,108
50(AGE 85)        439,631                       *                           *                    1,557,290
60(AGE 95)        742,526                       *                           *                    3,606,843


END OF                                         CASH VALUE
POLICY                             ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                                   ANNUAL INVESTMENT RETURN OF
                   0.00% (Gross)             6.00% (Gross)             12.00% (Gross)
              -1.83% (Net) Years 1-15    4.17% (Net) Years 1-15    10.17% (Net) Years 1-15
              -1.68% (Net) Years 16+     4.32% (Net) Years 16+     10.32% (Net) Years 16+
1                       1,508                     1,610                       1,712
2                       2,976                     3,273                       3,583
3                       4,398                     4,988                       5,627
4                       5,775                     6,753                       7,857
5                       7,105                     8,569                      10,289
6                       8,385                    10,435                      12,943
7                       9,613                    12,349                      15,836
8                      10,789                    14,312                      18,992
9                      11,909                    16,322                      22,433
10                     12,975                    18,381                      26,187
15                     17,685                    29,693                      51,172
20                     20,533                    42,030                      90,229
30(AGE 65)             15,247                    63,220                     242,082
40(AGE 75)                  *                    51,942                     591,108
50(AGE 85)                  *                         *                   1,392,290
60(AGE 95)                  *                         *                   3,441,843


END OF                                    NET SURRENDER VALUE
POLICY                            ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                                  ANNUAL INVESTMENT RETURN OF
                   0.00% (Gross)             6.00% (Gross)             12.00% (Gross)
              -1.83% (Net) Years 1-15    4.17% (Net) Years 1-15   10.17% (Net) Years 1-15
              -1.68% (Net) Years 16+     4.32% (Net) Years 16+     10.32% (Net) Years 16+
1                           0                         0                           0
2                         415                       712                       1,023
3                       1,837                     2,427                       3,066
4                       3,215                     4,192                       5,296
5                       4,544                     6,008                       7,729
6                       6,080                     8,130                      10,639
7                       7,564                    10,300                      13,788
8                       8,996                    12,520                      17,200
9                      10,372                    14,786                      20,896
10                     11,694                    17,101                      24,906
15                     17,685                    29,693                      51,172
20                     20,533                    42,030                      90,229
30(AGE 65)             15,247                    63,220                     242,082
40(AGE 75)                  *                    51,942                     591,108
50(AGE 85)                  *                         *                   1,392,290
60(AGE 95)                  *                         *                   3,441,843

* In the absence of an additional payment, the Policy would lapse.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY AN OWNER AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND. THE DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY WESTERN RESERVE OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. THIS ILLUSTRATION MUST BE PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                  WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               MALE ISSUE AGE 35
          $2,000 ANNUAL PREMIUM FOR ULTIMATE SELECT (NON-TOBACCO USE)
                           $165,000 SPECIFIED AMOUNT
                         OPTION B - FIXED DEATH BENEFIT
                        CURRENT COST OF INSURANCE RATES
                                [INSERT CHART]

                                  APPENDIX B
                            LONG TERM MARKET TRENDS

      The information below is a record of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20 year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is a historical record and is not intended as a projection of future performance. Charges associated with a variable life insurance policy are not reflected.

      The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

      The following chart illustrates the average annual returns of the Standard & Poor's Index of 500 Common Stocks ("S&P 500 Stock Index") for each of the 20 year periods shown. These returns are compared to the average annual returns of high grade corporate bonds and U.S. Treasury bills for the same periods. (The 20-year periods selected for the chart begin in 1936 and have ending periods at five year intervals.)

                            AVERAGE ANNUAL RETURNS
                          TWENTY YEAR HOLDING PERIODS

                                  [PU GRAPH]

* Source: (c) Stocks, Bonds, Bills and Inflation 1997 Yearbook\T, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

      Over the 52 20-year time periods beginning in 1927 and ending in 1996 (i.e. 1927-1946, 1928-1947, and so on through 1977-1996):

      - The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 48 of the 52 periods.

      - The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 52 periods.

      - Common stock average annual returns exceeded the average annual rate of inflation in each of the 52 periods.

      From 1927 through 1996 the average annual return for common stocks was 10.2%, compared to 5.4% for high grade, long-term corporate bonds, 3.7% for U.S. Treasury bills and 3.1% for the Consumer Price Index.

    SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR SPECIFIC HOLDING PERIODS

      The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index, with dividends reinvested, over one-year, five-year, ten-year and twenty-year periods beginning in 1927 and ending 1996.

      The chart shows that, historically, the longer that a portfolio matching the S&P 500 Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.

      The chart is not a projection or representation of future stock market results. It cannot be taken as representative of the performance of any one fund. Rather it shows the historic performance of a broad index of stocks.

                            ---------------------

            PERCENT OF HOLDINGS PERIOD WITH THE FOLLOWING RESULTS:

                                                                                             Greater
                                                                                              Than
Holding      Negative      0-5.00%      5.01-10.00%      10.01-15.00%      15.01-20.00%      20.00%
Period        Return       Return         Return            Return            Return         Return
----------   -----------   ----------   --------------   ---------------   ---------------   ---------
 1 year           29.0%        4.3%           11.6%            7.2%               11.6%         36.2%
5 years           10.8%        15.4%          20.2%            27.7%              16.9%         9.2%
10 years           3.3%        11.7%          36.7%            21.7%              25.0%         1.7%
20 years           0.0%         6.0%          34.0%            54.0%              6.0%          0.0%

----------------
Source: (c) Stocks, Bonds, Bills and Inflation 1997 Yearbook\T, Ibbotson Associates, Inc., Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.
                            ---------------------

                       THE WRL FREEDOM FINANCIAL BUILDER
            AND THE "DOLLAR COST AVERAGING" INVESTMENT METHOD

      As the Long Term Market Trends graph indicates, the investment performance of many common stocks has generally been positive over certain relatively long periods. Common stocks have, however, also been subject to market declines, often dramatic ones, and general volatility of prices over shorter time periods. The price fluctuations of common stocks has historically been greater than that of high grade debt securities.

      The relative volatility of common stock prices as compared with prices of high grade debt instruments offers both advantages and disadvantages to investors. Unfortunately, many investors who otherwise might be interested in common stocks see only the disadvantages and not the advantages of stock price fluctuation. The primary disadvantage, of course, is that price declines can be prolonged and substantial, and when this occurs, investors cannot liquidate their investments without realizing losses. Price declines, however, also offer investors important opportunities.

      Opportunity arises from the fact that investors can purchase more common stock for the same amount of money than they would before prices declined. Investors may take advantage of this if they remain willing to continue investing in both rising and falling markets. The dollar cost averaging method of investing demonstrates this.

In this method of investing:

      - Relatively constant dollar amounts are invested at regular intervals (monthly, quarterly, or annually),

      - Stock Market fluctuations, especially the savings on purchases from price declines, are exploited for the investor's benefit.

                        HOW DOLLAR COST AVERAGING WORKS

 Investments at       Common Stock       Shares
Regular Intervals     Market Price      Purchased
-------------------   ---------------   -----------
      $150                  $20             7.5
       150                   15            10.0
       150                   10            15.0
       150                    5            30.0
       150                   10            15.0
       150                   15            10.0
     ------                                -----
      $900                                 87.5

Total Value of 87.5 shares @ $15/share         $1,312.50
Less Investment made                             (900.00)
                                               ----
Gain/Profit                                    $  412.50


      Though the market price has not returned to the initial high of $20 per share, dollar cost averaging has permitted the investor to purchase more shares at a savings and thus realize a significant gain. Obviously, the dollar cost averaging method only works if the investor continues to invest relatively constant amounts over a long period of time.

      This plan of investing does not assure a profit or protect against a loss in declining markets; it does allow investors to take advantage of market fluctuations. Since the success of this strategy is dependent on systematic investing, purchasers should consider their ability to sustain their payments through all periods of market fluctuations.

      How does the dollar cost averaging method relate to the WRL Freedom Financial Builder? A Policyowner may invest his or her Net Premium in a Sub-Account, and although a Policy's value in a Sub-Account or Sub-Accounts is affected by several factors other than investment experience (e.g., Cash Value charges and charges against the Series Account), the dollar cost averaging method can be generally applied to the Policy to the extent that the Policyowner pays a Planned Periodic Premium on a regular basis and he or she allocates Net Premium resulting from those Planned Periodic Premiums to Sub-Accounts in relatively constant amounts.

                         INDEX TO FINANCIAL STATEMENTS

WRL SERIES LIFE ACCOUNT:

      Report of Independent Accountants dated January 31, 1997

      Statements of assets, liabilities and equity accounts at December 31, 1996


      Statements of operations for the year ended December 31, 1996 and statements of changes in equity accounts for the years ended December 31, 1996 and 1995

      Notes to Financial Statements

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO:

      Report of Independent Auditors dated      , 1997

      Statutory-Basis Balance Sheets at December 31, 1996 and 1995

      Statutory-Basis Statements of Operations for the years ended December 31, 1996, 1995 and 1994

      Statutory-Basis Statements of Capital and Surplus for the years ended December 31, 1996, 1995 and 1994

      Statutory-Basis Statements of Cash Fows for the years ended December 31, 1996, 1995, and 1994

      Notes to Statutory-Basis Financial Statements

      Statutory-Basis Financial Statement Schedules

                                  APPENDIX C
               (BASED ON THE SEX AND RATE CLASS OF THE INSURED)

                         SURRENDER CHARGE PER THOUSAND

               MALE                 MALE                FEMALE              FEMALE
ISSUE    ULTIMATE SELECT/    ULTIMATE STANDARD/    ULTIMATE SELECT/   ULTIMATE STANDARD/
AGE           SELECT              STANDARD              SELECT             STANDARD
0       N/A                         11.76         N/A                         11.76
1       N/A                          8.16         N/A                          8.16
2       N/A                          8.16         N/A                          8.16
3       N/A                          7.92         N/A                          7.92
4       N/A                          7.68         N/A                          7.68
5       N/A                          7.68         N/A                          7.68
6       N/A                          7.68         N/A                          7.68
7       N/A                          7.68         N/A                          7.68
8       N/A                          7.68         N/A                          7.68
9       N/A                          7.68         N/A                          7.68
10      N/A                          7.68         N/A                          7.68
11      N/A                          7.68         N/A                          7.68
12      N/A                          7.68         N/A                          7.68
13      N/A                          7.92         N/A                          7.92
14      N/A                          8.16         N/A                          8.16
15      N/A                          8.40         N/A                          8.40
16      N/A                          8.52         N/A                          8.52
17              0.00                 8.88                 0.00                 8.88
18              8.72                 9.20                 8.72                 9.20
19              8.84                 9.32                 8.84                 9.32
20              8.96                 9.44                 8.96                 9.44
21              9.16                 9.88                 9.16                 9.64
22              9.32                10.04                 9.32                 9.80
23              9.52                10.24                 9.52                10.00
24              9.68                10.40                 9.68                10.40
25              9.88                10.84                 9.88                10.60
26             10.56                11.28                10.32                11.04
27             11.00                11.72                10.76                11.48
28             11.40                12.12                11.16                12.12
29             12.08                12.80                11.84                12.56
30             12.52                13.24                12.28                13.00
31             13.04                14.00                12.80                13.52
32             13.76                14.48                13.52                14.24
33             14.28                15.24                14.04                14.76


ISSUE          ULTIMATE SELECT/    ULTIMATE STANDARD/    ULTIMATE SELECT/    ULTIMATE STANDARD/
AGE                 SELECT              STANDARD              SELECT              STANDARD
34                         14.76                 15.96         14.52                      15.48
35                         15.52                 16.48         15.28                      16.00
36                         16.20                 17.40         15.96                      16.92
37                         17.20                 18.40         16.72                      17.92
38                         18.12                 19.56         17.64                      18.60
39                         19.08                 20.76         18.36                      19.56
40                         20.28                 21.96         19.32                      20.52
41                         21.64                 23.56         20.68                      22.12
42                         23.08                 25.24         22.12                      23.80
43                         24.44                 27.08         23.15                      25.40
44                         26.04                 29.16         23.86                      26.96
45                         27.44                 31.04         24.59                      27.83
46                         28.72                 32.80         25.38                      28.76
47                         29.84                 34.56         26.22                      29.73
48                         31.00                 36.32         27.11                      30.75
49                         32.24                 38.32         28.04                      31.84
50                         33.56                 40.56         29.05                      32.99
51                         34.98                 42.56         30.11                      34.20
52                         36.49                 45.24         31.24                      35.48
53                         38.10                 47.68         32.45                      36.84
54                         39.83                 50.84         33.72                      38.28
55                         41.68                 53.28         35.09                      39.79
56                         43.63                 55.79         36.54                      41.39
57                         45.74                 57.00         38.08                      43.06
58                         47.98                 57.00         39.74                      44.88
59                         50.38                 57.00         41.54                      46.85
60                         52.97                 57.00         43.47                      48.97
61                         55.74                 57.00         45.57                      51.26
62                         57.00                 57.00         47.82                      53.73
63                         57.00                 57.00         50.26                      56.41
64                         57.00                 57.00         52.88                      57.00
65                         57.00                 57.00         55.68                      57.00
66 and over                57.00                 57.00         57.00                      57.00

WRL00159-05/97

                                    PART II.
                                OTHER INFORMATION


                           UNDERTAKING TO FILE REPORTS
                           ---------------------------

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                REPRESENTATION PURSUANT TO SECTION 26(E) (2) (A)
                ------------------------------------------------

      Western Reserve Life Assurance Co. of Ohio ("Western Reserve") hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.

                   STATEMENT WITH RESPECT TO INDEMNIFICATION
                   -----------------------------------------

      Provisions exist under the Ohio General Corporation Law, the Second Amended Articles of Incorporation of Western Reserve and the Amended Code of Regulations of Western Reserve whereby Western Reserve may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                          OHIO GENERAL CORPORATION LAW
                          ----------------------------

      SECTION 1701.13  AUTHORITY OF CORPORATION.

      (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

            (a) Any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

            (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

      (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

      (4) Any indemnification under divisions (E)(1) and (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (E)(1) and (2) of this section. Such determination shall be made as follows:

            (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

            (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years;

            (c)   By the shareholders;

            (d) By the court of common pleas or the court in which such action, suit, or proceeding was brought.

      Any determination made by the disinterested directors under division
(E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

      (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit or proceeding referred to in divisions (E)(1) and (2) of this section, the articles or the regulations of a corporation state by specific reference to this division that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in divisions (E)(1) and
(2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

                  (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

                  (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

            (b) Expenses, including attorneys' fees incurred by a director, trustee, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, if it ultimately is determined that he is entitled to be indemnified by the corporation.

      (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

      (7) A corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

      (8) The authority of a corporation to indemnify persons pursuant to divisions (E)(1) and (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or
(7).

      (9) As used in this division, references to "corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

          SECOND AMENDED ARTICLES OF INCORPORATION OF WESTERN RESERVE
          -----------------------------------------------------------

                                 ARTICLE EIGHTH
                                 --------------

      EIGHTH: (1) The corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     (2) The corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

     (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

     (4) Any indemnification under sections (1) and (2) of this article, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or
(b) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under section (2) of this article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

     (5) Expenses, including attorneys' fees incurred in defending any action, suit, or proceeding referred to in sections (1) and (2) of this article, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the directors in the specific case upon receipt of a written undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article. If a majority vote of a quorum of disinterested directors so directs by resolution, said written undertaking need not be submitted to the corporation. Such a determination that a written undertaking need not be submitted to the corporation shall in no way affect the entitlement of indemnification as authorized by this article.

     (6) The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     (7) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (8) As used in this section, references to "the corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

     (9) The foregoing provisions of this article do not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent of this corporation. The corporation may indemnify such named fiduciaries of its employee benefit plans against all costs and expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by or imposed upon said named fiduciary in connection with or arising out of any claim, demand, action, suit or proceeding in which the named fiduciary may be made a party by reason of being or having been a named fiduciary, to the same extent it indemnifies an agent of the corporation. To the extent that the corporation does not have the direct legal power to indemnify, the corporation may contract with the named fiduciaries of its employee benefit plans to indemnify them to the same extent as noted above. The corporation may purchase and maintain insurance on behalf of such named fiduciary covering any liability to the same extent that it contracts to indemnify.

                AMENDED CODE OF REGULATIONS OF WESTERN RESERVE
                ----------------------------------------------

                                    ARTICLE V
                                    ---------

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS
                   -----------------------------------------

     Each Director, officer and member of a committee of this Corporation, and any person who may have served at the request of this Corporation as a Director, officer or member of a committee of any other corporation in which this Corporation owns shares of capital stock or of which this Corporation is a creditor (and his heirs, executors and administrators) shall be indemnified by the Corporation against all expenses, costs, judgments, decrees, fines or penalties as provided by, and to the extent allowed by, Article Eighth of the Corporation's Articles of Incorporation, as amended.

                              RULE 484 UNDERTAKING
                              --------------------

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

     The facing sheet
     The Prospectus, consisting of 47 pages
     The undertaking to file reports
     Representation Pursuant to Section 26(e) (2) (A)
     The statement with respect to indemnification
     The Rule 484 undertaking
     The signatures

Written consent of the following persons:

     (a)   Alan Yaeger
     (b)   Thomas E. Pierpan, Esq.
     (c)   Sutherland, Asbill & Brennan, L.L.P.
     (d)   Ernst & Young LLP
     (e)   Price Waterhouse LLP

The following exhibits:

1.   The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:
     A.    (1)  Resolution of the Board of Directors of Western Reserve
                establishing the Series Account (1)
           (2)  Not Applicable
           (3)  Distribution of Policies:
                (a)  Master Service and Distribution Compliance Agreement (4)
                (b)  (i)   Broker/Dealer Supervisory and Service Agreement (3)
                     (ii)  Broker/Dealer Supervisory and Service Agreement (3)
                (c)  See Exhibit 1.A.(3)(b)(ii)
           (4)  Not Applicable
           (5)  Specimen Flexible Premium Variable Life Insurance Policy
           (6)  (a)  Second Amended Articles of Incorporation of Western
                     Reserve (2)
                (b)  Amended Code of Regulations (By-Laws) of Western Reserve
                     (4)
           (7)  Not Applicable
           (8)  (a)  Investment Advisory Agreement with the Fund (5)
                (b)  Sub-Advisory Agreement (5)
           (9)  Not Applicable
           (10) Application for Flexible Premium Variable Life Insurance
                Policy
           (11) Memorandum describing issuance, transfer and redemption procedures (8)

2.   See Exhibit 1.A.(4)

3.   Opinion of Counsel as to the legality of the securities being registered
     (8)

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5.   Not Applicable

6. Opinion and consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered (8)

7.   Thomas E. Pierpan, Esq. (8)

8.   Consent of Sutherland, Asbill & Brennan, L.L.P. (8)

9.   Consent of Ernst & Young LLP (8)

10.  Consent of Price Waterhouse LLP (8)

11.  (a) Powers of Attorney (6)
     (b) Power of Attorney - James R. Walker (7)

----------------------------------------

(1) This exhibit was previously filed on Form S-6 Registration Statement dated September 27, 1985 (File No. 33-506) and is incorporated herein by reference.

(2) This exhibit was previously filed on Post-Effective Amendment No. 1 to Form S-6 Registration Statement dated May 1, 1989 (File No. 33-24856) and is incorporated herein by reference.

(3) This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form S-6 Registration Statement dated December 19, 1989 (File No. 33-31140) and is incorporated herein by reference.

(4) This exhibit was previously filed on Post-Effective Amendment No. 3 to Form N-4 Registration Statement dated March 1, 1991 (File No. 33-24856) and is incorporated herein by reference.

(5) This exhibit was previously filed on Post-Effective Amendment No. 6 to Form N-1A Registration Statement dated March 1, 1991 (File No. 33-507) and is incorporated herein by reference.

(6) This exhibit was previously filed on Post-Effective Amendment No. 10 to Form S-6 Registration Statement dated April 26, 1995 (File No. 33-31140) and is incorporated herein by reference.

(7) This exhibit was previously filed on Post-Effective Amendment No. 13 to Form S-6 Registration Statement dated December 24, 1996 (File No. 33-31140) and is incorporated herein by reference.

(8)  To be filed by amendment.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant, WRL Series Life Account has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Largo, County of Pinellas, Florida on this 12th day of March, 1997.



(SEAL)                                      WRL SERIES LIFE ACCOUNT
                                            -----------------------
                                            Registrant


                                            WESTERN RESERVE LIFE ASSURANCE
                                            CO. OF OHIO
                                            ------------------------------
                                            Depositor
ATTEST:



/s/ THOMAS E. PIERPAN                       By: /s/ JOHN R. KENNEY
---------------------                           ------------------
Thomas E. Pierpan                               John R. Kenney
Vice President                                  Chairman of the Board,
                                                Chief Executive Officer
                                                and President



      Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE AND TITLE                          DATE
     -------------------                          ----


 /s/ JOHN R. KENNEY                               March 12, 1997
-----------------------------
John R. Kenney, Chairman of the
Board, Chief Executive Officer
and President



/s/ ALLAN J. HAMILTON                             March 12, 1997
-----------------------------
Allan J. Hamilton, Vice President,
Treasurer and Controller


/s/ ALAN M. YAEGER                                March 12, 1997
-----------------------------
Alan M. Yaeger, Executive Vice
President, Actuary and Chief
Financial Officer*

/s/ KENNETH P. BEIL                               March 12, 1997
-----------------------------
Kenneth P. Beil
Vice President and Principal
Accounting Officer**


/s/ PATRICK S. BAIRD                              March 12, 1997
-----------------------------
Patrick S. Baird, Director ***/


/s/ JAMES R. WALKER                               March 12, 1997
-----------------------------
James R. Walker, Director ***/


/s/ LYMAN H. TREADWAY                             March 12, 1997
-----------------------------
Lyman H. Treadway, Director ***/


/s/ JACK E. ZIMMERMAN                             March 12, 1997
-----------------------------
Jack E. Zimmerman, Director ***/


-----------------------------
 *Principal Financial Officer
**Principal Accounting Officer



***/ /s/ THOMAS E. PIERPAN
     ------------------------
     Signed by: Thomas E. Pierpan
       as Attorney-in-fact

                                  Exhibit Index



EXHIBIT                         DESCRIPTION
  NO.                           OF EXHIBIT
-------                         -----------

1.A.(5)              Speciman Flexible Variable Life Insurance Policy

1.A.(10)             Application for Flexible Premium Variable Life Insurance
                     Policy

                               Exhibit 1.A.(5)(a)

            Specimen Flexible Premium Variable Life Insurance Policy

                              WESTERN RESERVE LIFE
                              ASSURANCE CO. OF OHIO
                                (A STOCK COMPANY)

                           Home Office: Columbus, Ohio
                       Administrative Office: P.O.Box 5068
                         Clearwater, Florida 34618-5068
                                  813-585-6565
--------------------------------------------------------------------------------

IN THIS POLICY the Primary Insured is named on the Policy Schedule Page. The Primary Insured will be referred to as YOU or YOUR. Western Reserve Life Assurance Co. Of Ohio will be referred to as WE, OUR or US.

IF YOU DIE before the Maturity Date and while this Policy is In Force, WE WILL PAY the Death Benefit Proceeds to the Beneficiary upon receipt of due proof of Your death. THE AMOUNT OF THE DEATH BENEFIT PROCEEDS WILL INCREASE OR DECREASE DEPENDING ON THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS IN THE SEPARATE ACCOUNT AND ON THE DEATH BENEFIT OPTION SELECTED AS DESCRIBED IN THE DEATH BENEFIT PROVISIONS.

IF YOU ARE ALIVE on the Maturity Date and this Policy is In Force, WE WILL PAY the Net Surrender Value as of the Maturity Date. CASH VALUES WILL INCREASE OR DECREASE IN ACCORDANCE WITH THE POLICY VALUE PROVISIONS AND THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS IN THE SEPARATE ACCOUNT. CASH VALUES ARE NOT GUARANTEED AS TO DOLLAR AMOUNT.

THE PROVISIONS on the following pages are part of this Policy.

IN WITNESS WHEREOF, We have signed this Policy at Our Office in Clearwater, Florida as of the Policy Date.

            /s/ WILLIAM H. GEIGER           /s/ JOHN R. KENNEY
            ---------------------           ------------------
                Secretary                       President

--------------------------------------------------------------------------------
                             RIGHT TO EXAMINE POLICY

   The Owner may cancel this Policy by returning it to Us at P.O. Box 5068, Clearwater, Florida 34618 or to the representative through whom it was purchased within 10 days after receipt. If the Policy is returned within this period, it will be void from the beginning and a refund will be made to the Owner. The refund will equal the sum of:

   1. The difference between the premiums paid and the amounts allocated to any Accounts under the Policy; plus
   2. The total amount of monthly deductions made and any other charges imposed on amounts allocated to the Accounts; plus
   3. The value of amounts allocated to the Accounts on the date We or Our agent receive the returned Policy.

   If state law prohibits the calculation above, the refund will be the total of all premiums paid for this Policy.
--------------------------------------------------------------------------------


                 Flexible Premium Variable Life Insurance Policy
    Death Benefit Proceeds Payable at Death of Insured Prior to Maturity Date
                  NetSurrender Value Payable at Maturity Date
  Flexible Premiums Payable During Lifetime of Insured Until the Maturity Date
                        Non-Participating - No Dividends
                    Some Benefits Reflect Investment Results

                                  POLICY GUIDE


POLICY SCHEDULE..........................................................     3

TABLE OF SURRENDER CHARGES...............................................     3A

RIDER INFORMATION........................................................     4

TABLE OF GUARANTEED RATES................................................     4A

DEFINITIONS..............................................................     5

GENERAL PROVISIONS.......................................................     6

DEATH BENEFIT PROVISIONS.................................................     8

PREMIUM PROVISIONS.......................................................     9

SEPARATE ACCOUNT PROVISIONS..............................................    10

POLICY VALUE PROVISIONS..................................................    11

SETTLEMENT OPTIONS.......................................................    15



                                  ENDORSEMENTS


                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               CLEARWATER, FLORIDA

                                 POLICY SCHEDULE

PRIMARY INSURED:         JOHN DOE              POLICY NUMBER:            01-12345678

ISSUE AGE AND SEX:       35 - MALE             POLICY DATE:              DEC 01, 1996

SPECIFIED AMOUNT:        $ 200,000             RECORD DATE:              DEC 01, 1996

OPTION TYPE:             B                     NO LAPSE DATE:            DEC 01, 2016

PLANNED PREMIUM:         $2,400.00             MATURITY DATE:            DEC 01, 2056

PAYMENT FREQUENCY:       ANNUALLY              MINIMUM MONTHLY
                                               GUARANTEE PREMIUM:        $  93.29

INITIAL PREMIUM:         $ 2,400.00


RATE CLASS:                                    ULTIMATE STANDARD

MINIMUM SPECIFIED AMOUNT:                      $ 50,000.00

SEPARATE ACCOUNT PROVISIONS

   SEPARATE ACCOUNT:                           WRL SERIES LIFE ACCOUNT

   MORTALITY AND EXPENSE RISK CHARGE:          .00002455

POLICY VALUE PROVISIONS

   NET PREMIUM FACTOR

     POLICY YEARS 1-10                         94.00%

     POLICY YEARS 11 +                         97.50%

   COLLECTION FEE:                             $3.00 PER PAYMENT

   MONTHLY POLICY CHARGE

     INITIAL (GUARANTEED FOR THE FIRST
     POLICY YEAR):                             $ 5.00

     GUARANTEED:                               $ 7.50

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               CLEARWATER, FLORIDA


                           POLICY SCHEDULE (Continued)


POLICY NUMBER:          01-12345678




                           TABLE OF SURRENDER CHARGES
              PER $ 1,000 OF SPECIFIED AMOUNT AS OF THE POLICY DATE
                  (APPLICABLE SPECIFIED AMOUNT EQUALS $200,000)


     END OF YEAR*      SURRENDER CHARGE        END OF YEAR      SURRENDER CHARGE

       AT ISSUE              16.48                  9                 9.89
          1                  16.48                 10                 8.24
          2                  16.48                 11                 6.59
          3                  16.48                 12                 4.94
          4                  16.48                 13                 3.30
          5                  16.48                 14                 1.65
          6                  14.83                 15                 0.00
          7                  13.18                 16+                0.00
          8                  11.54



* THE SURRENDER CHARGE ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR CHARGES.

                                    Page 3A

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               CLEARWATER, FLORIDA




POLICY NUMBER:          01-12345678


                                RIDER INFORMATION



NONE

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               CLEARWATER, FLORIDA


                           POLICY NUMBER: 01-12345678

                               TABLE OF GUARANTEED
                          MAXIMUM LIFE INSURANCE RATES


GUARANTEED RATE BASIS FOR INITIAL SPECIFIED AMOUNT ON PRIMARY INSURED

     COMMISSIONERS 1980 STANDARD ORDINARY SMOKER AND NONSMOKER MORTALITY TABLE MALE LIVES
     SMOKERS CLASSIFICATION

ANNUAL COST OF INSURANCE RATES PER $1,000

MONTHLY COST OF INSURANCE CALCULATIONS WILL USE ONE-TWELFTH OF THESE RATES


    ATTAINED AGE          ANNUAL RATE         ATTAINED AGE         ANNUAL RATE

         35                   2.63                 36                  2.81
         37                   3.04                 38                  3.30
         39                   3.60                 40                  3.94
         41                   4.34                 42                  4.75
         43                   5.22                 44                  5.71
         45                   6.27                 46                  6.83
         47                   7.44                 48                  8.08
         49                   8.80                 50                  9.56
         51                  10.44                 52                 11.42
         53                  12.54                 54                 13.80
         55                  15.14                 56                 16.59
         57                  18.09                 58                 19.69
         59                  21.35                 60                 23.19
         61                  25.26                 62                 27.59
         63                  30.23                 64                 33.14
         65                  36.29                 66                 39.57
         67                  43.01                 68                 46.55
         69                  50.32                 70                 54.48
         71                  59.09                 72                 64.33
         73                  70.23                 74                 76.66
         75                  83.77                 76                 91.10
         77                  98.52                 78                105.91
         79                 113.49                 80                121.59
         81                 130.41                 82                140.20
         83                 151.03                 84                162.49
         85                 174.20                 86                185.78
         87                 197.06                 88                209.37
         89                 221.52                 90                233.69
         91                 246.12                 92                259.33
         93                 276.30                 94                298.15

                                    Page 4A

                                   DEFINITIONS


ACCOUNTS. Allocation options including the Fixed Account and the Subaccounts of the Separate Account.

AGE. Issue Age refers to the age on the Insured's birthday nearest the Policy Date. Attained Age refers to the Issue Age plus the number of completed policy years.

ANNIVERSARY. The same day and month as the Policy Date for each succeeding year the Policy remains In Force.

BENEFICIARY. The person or persons specified by the Owner to receive the Death Benefit Proceeds upon Your death.

DEATH BENEFIT PROCEEDS. The amount payable upon Your death in accordance with the Death Benefit Provisions.

FIXED ACCOUNT.  Allocation option(s) other than the Separate Account.

IN FORCE. Condition under which the coverage is active and the Insured's life remains insured.

INITIAL PREMIUM. The amount which must be paid before coverage begins. The amount is shown on the Policy Schedule Page.

MATURITY DATE. The date when coverage under the Policy will terminate if the Primary Insured is living and the Policy is In Force.

MONTHIVERSARY. The day of each month coinciding with the Policy Date. If there is no day in a calendar month which coincides with the Policy Date, the Monthiversary will be the first day of the next month.

NET PREMIUM. The portion of the premium available for allocation as set forth in the Policy Value Provisions.

NET SURRENDER VALUE. The amount payable upon surrender in accordance with the Policy Value Provisions of this Policy.

NO LAPSE DATE. The date, as set forth on the Policy Schedule Page, prior to which this Policy will not lapse if certain conditions are met, even though the Net Surrender Value is insufficient to meet the monthly deduction.

OFFICE. Refers to Our administrative office located in Clearwater, Florida.

POLICY DATE. The date coverage is effective and monthly deductions commence under the Policy. Policy months, years and anniversaries are measured from the Policy Date, as shown on the Policy Schedule Page.

RECORD DATE. The date the Policy is recorded on Our books as an In Force Policy. The Record Date is shown on the Policy Schedule Page.

RIDER. Any attachment to this Policy which provides additional coverages or benefits.

SEC. The United States Securities and Exchange Commission.

SEPARATE ACCOUNT. A separate investment account shown on the Policy Schedule Page which is composed of several subaccounts established to receive and invest Net Premiums under the Policy.

SERIES FUND. A designated mutual fund from which each Subaccount of the Separate Account will buy shares.

SUBACCOUNT. A sub-division of the Separate Account. Each Subaccount invests exclusively in the shares of a specified Series Fund portfolio.

TERMINATION. Condition when the Insured's life is no longer insured under the coverage provided.

VALUATION DATE. Any day We are required by law to value the assets of the Separate Account.

VALUATION PERIOD. The period commencing at the end of one Valuation Date and continuing to the end of the next succeeding Valuation Date.

WRITTEN NOTICE. Written Notice means a notice by the Owner to Us requesting or exercising a right of the Owner as provided in the Policy provisions. In order for a notice to be considered a Written Notice, it must: be in writing, signed by the Owner; be in a form acceptable to Us; and contain the information and documentation, as determined in Our sole discretion, necessary for Us to take the action requested or for the Owner to exercise the right specified. A Written Notice will not be considered complete until all necessary supporting documentation required or requested by Us has been received by Us at Our administrative office.


--------------------------------------------------------------------------------

                               GENERAL PROVISIONS

THE POLICY. This Policy is issued in consideration of the attached application and payment of the Initial Premium. This Policy, the attached application and any additional applications at the time of reinstatement constitute the entire contract. All statements in these applications, in the absence of fraud, will be deemed representations and not warranties. No statement can be used to void this Policy or be used in defense of a claim unless it is contained in the written application. No policy provision can be waived or changed except by endorsement. Such endorsement must be signed by Our President or Secretary.

OWNERSHIP. This Policy belongs to the Owner. The Owner, as named in the application or subsequently changed, may exercise all rights under this Policy during Your lifetime including the right to transfer ownership. If the Owner should die during Your lifetime, ownership of this Policy will pass to the Owner's estate if no contingent owner is named.

We will not be bound by any change in the ownership designation unless it is made by Written Notice. The change will be effective on the date the Written Notice is accepted by Us. If We request, this Policy must be returned to Our administrative office for endorsement.

BENEFICIARY. The Beneficiary, as named in the application or subsequently changed, will receive the benefits payable at Your death. If the Beneficiary dies before You, the Contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary or Contingent Beneficiary survives You, the benefits payable at Your death will be paid to the Owner or the Owner's estate.

We will not be bound by any change in the Beneficiary designation unless it is made by Written Notice. The change will be effective on the date the Written Notice was signed; however, no change will apply to any payment We made before the Written Notice is received. If We request, this Policy must be returned to Our Office for endorsement.

ASSIGNMENT. This Policy may be assigned. We will not be bound by any assignment unless made by Written Notice. The assignment will be effective on the date the Written Notice is received at Our Office and accepted by Us. We assume no responsibility for the validity of any assignment.

INCONTESTABILITY. This Policy shall be incontestable after it has been In Force, while You are still alive, for two years from the Policy Date.

If this Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) shall apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

SUICIDE. If You die by suicide, while sane or insane, within two years from the Policy Date, or two years from the effective date of any reinstatement of this Policy, this Policy shall terminate and Our total liability, including all Riders attached to this Policy, will be limited to the total premiums paid, less any loans and prior withdrawals, during such period.

ISSUE AGE AND SEX. If Your date of birth or sex is not correctly stated, the death benefit will be adjusted. The death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on Your correct date of birth and sex.

ANNUAL REPORT. We will send a report to the Owner at least once each year. It will show for the Policy:

   1.  The current cash value;              4.  Any current policy loans;
   2.  The current net surrender value;     5.  Activity since the last report;
   3.  The current death benefit;           6.  Projected values.

Additional activity within each Subaccount showing investment experience will also be provided.

TERMINATION.  This Policy will terminate on the earliest of:

   1.  The Maturity Date;                   3.  The end of the grace period;
   2.  The date of Your death;              4.  The date of surrender.

POLICY PAYMENT. All proceeds to be paid upon Termination will be paid in one sum unless otherwise elected under the Settlement Options of this Policy.

All payments and transfers from the Subaccounts will be processed as provided in this Policy unless one of the following situations exists:

   1.  The New York Stock Exchange is closed; or
   2.  The SEC requires that trading be restricted or declares an emergency; or
   3.  The SEC allows Us to defer payments to protect Our policyowners.

We reserve the right to defer the payment of any Fixed Account values for the period permitted by law, but not for more than six months.

CONVERSION RIGHTS. At any time upon written request within the first two policy years, the Owner may elect to transfer all Subaccount values to the Fixed Account without a transfer charge.

PROTECTION OF PROCEEDS. Unless the Owner directs by filing Written Notice, no Beneficiary may assign any payments under this Policy before the same are due. To the extent permitted by law, no payments under this Policy will be subject to the claims of creditors of any Beneficiary.

                           DEATH BENEFIT PROVISIONS

DEATH BENEFIT. The death benefit is based upon the Specified Amount, Option Type and the Limitation Percentage applicable at time of death.

SPECIFIED AMOUNT. The Specified Amount is as shown on the Policy Schedule Page, unless changed in accordance with the Changes section or reduced by a cash withdrawal.

OPTION TYPE. The Option Type is as shown on the Policy Schedule Page, unless changed in accordance with the Changes section of this provision.

If Option Type A is in effect, the death benefit is the greater of:

   1. the Specified Amount; or
   2. the Limitation Percentage times the cash value of this Policy on the date of Your death.

If Option Type B is in effect, the death benefit is the greater of:

   1. the Specified Amount plus the cash value of this Policy on the date of Your death; or
   2. the Limitation Percentage times the cash value of this Policy on the date of Your death.

If Option Type C is in effect, the death benefit is the greater of:

   1. the Option Type A benefit; or
   2. the Specified Amount times the factor K plus the cash value of this Policy on the date of Your death, where the factor K is equal to the lesser of:
            a.  1; or
            b.  .04 times (95 minus Your Attained Age at death).

LIMITATION PERCENTAGE. The Limitation Percentage is a percentage based on Your Attained Age at the beginning of the policy year equal to:

        ATTAINED AGE           LIMITATION PERCENTAGE
        -------------          --------------------------------------
        40 and under           250%
        41 through 45          250% minus 7% for each age over age 40
        46 through 50          215% minus 6% for each age over age 45
        51 through 55          185% minus 7% for each age over age 50
        56 through 60          150% minus 4% for each age over age 55
        61 through 65          130% minus 2% for each age over age 60
        66 through 70          120% minus 1% for each age over age 65
        71 through 75          115% minus 2% for each age over age 70
        76 through 90          105%
        91 through 95          105% minus 1% for each age over age 90

CHANGES. The Owner may change the Option Type or decrease the Specified Amount after the third policy year by Written Notice. Either one change or one decrease may be allowed within each policy year. Increases in Specified Amount are not permitted. The change will be effective on the first Monthiversary on or next following the day We receive the request. No change in the type of death benefit will be allowed if the resulting Specified Amount would be less than the minimum Specified Amount shown on the Policy Schedule Page.

On the effective date of change to a new Option Type, the Specified Amount will be adjusted so that the Monthly Cost of Insurance on the effective date of change under the new Option Type will be equal to the Monthly Cost of Insurance under the prior Option Type. Upon such change, the Owner will be notified by Us of the new Specified Amount.

We reserve the right to limit any decrease in the Specified Amount to no more than 20% of the then current Specified Amount. Any decrease will become effective on the first Monthiversary on or next following the day We receive the request. A decrease may not be allowed if: (a) the Specified Amount after any requested decrease would be less than the minimum Specified Amount shown on the Policy Schedule Page; or (b) the requested decrease would force a cash withdrawal in order to maintain compliance with the definition of a life insurance contract as defined by the United States Internal Revenue Code and applicable regulations; or (c) the decrease will cause the Policy to enter the grace period.

DEATH BENEFIT PROCEEDS. The Death Benefit Proceeds is the amount payable by Us under this Policy provided this Policy has not terminated prior to Your death. Except as provided in the Suicide section of the General Provisions, the Death Benefit Proceeds will be equal to:

   1. The death benefit; minus
   2. Any monthly deductions due during the grace period; minus
   3. Any outstanding policy loan; plus
   4. Any unearned loan interest.

--------------------------------------------------------------------------------

                               PREMIUM PROVISIONS

PAYMENT. The Initial Premium shown on the Policy Schedule Page must be paid on or before the Policy Date. All premiums after the Initial Premium are payable at Our Office.

PREMIUMS. The amount and frequency of Planned Premiums are shown on the Policy Schedule Page. The amount and frequency may be changed upon request, subject to Our approval.

While this Policy is In Force, additional premiums may be paid at any time prior to the Maturity Date. We reserve the right to limit or refund any premium if:

   1. The amount is below Our current minimum payment requirement; or
   2. The premium would increase the death benefit by more than the amount of the premium; or
   3. The premium would disqualify this Policy as a life insurance contract as defined by the United States Internal Revenue Code and applicable regulations.

GRACE PERIOD. If the Net Surrender Value on any Monthiversary is not sufficient to cover the monthly deductions on such day, We will mail a notice to the last known address of the Owner and any assignee of record. A grace period of 61 days after the mailing date of the notice will be allowed for the payment of premiums. The notice will specify the minimum payment and the final date on which such payment must be received by Us to keep the Policy In Force. The Policy will remain In Force during the grace period. If the amount due is not received by Us within the grace period, all coverage under the Policy and any riders will terminate without value at the end of the grace period.

Until the No Lapse Date shown on the Policy Schedule Page, no grace period will begin provided the total premiums received (minus any withdrawals, minus any outstanding loans, and minus any pro rata decrease charge deducted from the cash value) equals or exceeds the Minimum Monthly Guarantee Premium times the number of months since the Policy Date, including the current month. The Minimum Monthly Guarantee Premium is as shown on the Policy Schedule Page unless changed due to a requested change under the Policy. Upon such change, the Owner will be notified of the new Minimum Monthly Guarantee Premium and the effective date for the new premium.

REINSTATEMENT. If this Policy terminates, as provided in the Grace Period section, it may be reinstated. The reinstatement is subject to:

   1. Receipt at Our Office of a Written Notice. Such notice must be within 5 years after the date of Termination and prior to the Maturity Date; and
   2. Receipt of evidence of insurability satisfactory to Us; and
   3. Payment of a minimum premium sufficient to provide a Net Premium to cover
      (a) one monthly deduction at the time of Termination, plus (b) the next two monthly deductions which will become due after the time of reinstatement; and
   4. Payment of an additional amount sufficient to cover any surrender charge as of the date of reinstatement.

The effective date of a reinstatement shall be the first Monthiversary on or next following the day We approve the application for reinstatement. Any policy loan as of the date of Termination will not be reinstated. Any cash value equal to the policy loan on the date of reinstatement will also not be reinstated.

--------------------------------------------------------------------------------

                          SEPARATE ACCOUNT PROVISIONS

THE SEPARATE ACCOUNT. The variable benefits under this Policy are provided through the Separate Account as shown on the Policy Schedule Page. The assets of the Separate Account are Our property. Assets equal to the reserve and other contractual liabilities under all policies issued in connection with the Separate Account will not be charged with liabilities arising out of any other business We may conduct. If the assets of the Separate Account exceed the liabilities arising under the policies supported by the Separate Account, then the excess may be used to cover the liabilities of Our general account. The assets of the Separate Account shall be valued as often as any policy benefits vary, but at least monthly.

SUBACCOUNTS. The Separate Account has various Subaccounts with different investment objectives. We reserve the right to add or remove any Subaccount of the Separate Account. Income, if any, and any gains or losses, realized or unrealized, from assets in each Subaccount are credited to, or charged against, the amount allocated to that Subaccount without regard to income, gains, or losses in other Subaccounts. Any amount charged against the investment base for federal or state income taxes will be deducted from that Subaccount. The assets of each Subaccount are invested in shares of a corresponding Series Fund portfolio. The value of a portfolio share is based on the value of the assets of the portfolio determined at the end of each Valuation Period in accordance with applicable law.

TRANSFERS. The Owner may transfer all or a portion of this Policy's value in each Subaccount to other Subaccounts or the Fixed Account. We reserve the right to charge a $25 fee for each transfer in excess of one per policy month or twelve per policy year. This charge will be deducted from the funds transferred. A request for a transfer must be made in a form satisfactory to Us. The transfer will ordinarily take effect on the first Valuation Date on or following the date the request is received at Our Office.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS. We reserve the right to transfer assets of the Separate Account, which We determine to be associated with the class of contracts to which this Policy belongs, to another Separate Account. If this type of transfer is made, the term "Separate Account", as used in this Policy, shall then mean the Separate Account to which the assets were transferred. We also reserve the right to add, delete, or substitute investments held by any Subaccount.

We reserve the right, when permitted by law, to:

   1. Deregister the Separate Account under the Investment Company Act of 1940;
   2. Manage the Separate Account under the direction of a committee at any time;
   3. Restrict or eliminate any voting privileges of owners or other persons who have voting privileges as to the Separate Account;
   4. Combine the Separate Account or any Subaccount(s) with one or more other Separate Accounts or Subaccounts;

   5. Operate the Separate Account as a management investment company;
   6. Establish additional Subaccounts to invest in either a new series of the Series Fund, or in shares of another diversified, open-end registered investment company; and
   7. Fund additional classes of variable life insurance contracts through the Separate Account.

CHANGE OF INVESTMENT OBJECTIVE. We reserve the right to change the investment objective of a Subaccount. If required by law or regulation, an investment objective of the Separate Account, or of a Series Fund portfolio designated for a Subaccount, will not be materially changed unless a statement of the change is filed with and approved by the appropriate insurance official of the state of Our domicile or deemed approved in accordance with such law or regulation. If required, approval of or change of any investment objective will be filed with the Insurance Department of the state where this Policy is delivered.

UNIT VALUE. Some of the policy values fluctuate with the investment results of the Subaccounts. In order to determine how investment results affect the policy values, a unit value is determined for each Subaccount. The unit value of each Subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next. Unit values also will vary between Subaccounts. The unit value of any Subaccount at the end of a Valuation Period is the result of:

   1. The total value of the assets held in the Subaccount. This value is determined by multiplying the number of shares of the designated Series Fund portfolio owned by the Subaccount times the net asset value per share; minus
   2. The accrued charge for mortality and expense experience. The daily amount of this charge is no greater than the net assets of the Subaccount multiplied by the Mortality and Expense Risk Charge shown on the Policy Schedule Page; minus
   3. The accrued amount of reserve for any taxes or other economic burden resulting from the application of tax laws that are determined by Us to be properly attributable to the Subaccount; and the result divided by
   4. The number of outstanding units in the Subaccount.

The use of the unit value in determining contract values is described in the Policy Value Provisions.

--------------------------------------------------------------------------------

                            POLICY VALUE PROVISIONS

NET PREMIUM. The Net Premium equals the premium paid multiplied by the Net Premium Factor shown on the Policy Schedule Page minus the Collection Fee shown on the Policy Schedule Page.

ALLOCATION OF NET PREMIUMS. Net premiums will be allocated to the Subaccounts of the Separate Account and the Fixed Account on the first Valuation Date on or following the date the premium is received at Our Office; except any Net Premium received prior to the Policy Date will be allocated on the first Valuation Date on or following the Policy Date. All net premiums allocated prior to the Record Date will be allocated to the Money Market Subaccount. On the first Valuation Date on or following the Record Date, the values in the Money Market Subaccount will be transferred in accordance with the Owner's allocation as shown in the application.

We reserve the right to limit any allocation to any Account to no less than 10%. No fractional percentages may be permitted. The allocation may be changed by the Owner. We reserve the right to impose a charge of $25 for each change of allocation in excess of one per policy year quarter. The request for change of allocations must be in a form satisfactory to Us. The allocation change will be effective on the date the request for change is recorded by Us.

MONTHLY DEDUCTIONS. On each Monthiversary, a monthly deduction for this Policy will be made equal to the sum of the following:

   1. The Monthly Policy Charge;
   2. The Monthly Cost of Insurance for this Policy;
   3. The charge for benefits provided by riders attached to this Policy;
   4. The pro rata decrease charge incurred as a result of a decrease in the Specified Amount.

Deductions will be withdrawn from each Subaccount and the Fixed Account in accordance with the Owner's current allocation. If the value of any Account is insufficient to pay its part of the monthly deduction, the monthly deduction will be taken on a pro rata basis from all Accounts.

MONTHLY POLICY CHARGE. Both the Initial and Guaranteed Policy Charge are shown on the Policy Schedule Page. It is Our intention to charge the Initial Monthly Policy Charge each month; however, We reserve the right to increase the Monthly Policy Charge up to the Guaranteed Monthly Policy Charge after the first policy year. Any change in this charge will be applied uniformly to all policies in effect for the same length of time.

MONTHLY COST OF INSURANCE. The Monthly Cost of Insurance on each Monthiversary is determined as follows:

   1. Divide the death benefit on the Monthiversary by 1.0032737; and
   2. Reduce the result by the cash value on the Monthiversary; and
   3. Multiply (2) by the appropriate monthly cost of insurance rates.

MONTHLY COST OF INSURANCE RATES. The monthly cost of insurance rates are based on the sex, Attained Age, plan of insurance and rating class of the person(s) insured. Monthly cost of insurance rates may be changed by Us from time to time. A change in the cost of insurance rates will apply to all persons of the same Attained Age, sex, plan of insurance and rating class and whose policies have been in effect for the same length of time. Any change in the rates will not exceed those shown in the Table of Guaranteed Maximum Life Insurance Rates.

SUBACCOUNT VALUE. At the end of any Valuation Period, the Subaccount value is equal to the number of units that the Policy has in the Subaccount, multiplied by the unit value of that Subaccount.

The number of units that the Policy has in each Subaccount is equal to:

   1. The initial units purchased on the Policy Date; plus
   2. Units purchased at the time additional Net Premiums are allocated to the Subaccount; plus
   3. Units purchased through transfers from another Subaccount or the Fixed Account; minus
   4. Those units that are redeemed to pay for monthly deductions as they are due; minus
   5. Any units that are redeemed to pay for cash withdrawals; minus
   6. Any units that are redeemed as part of a transfer to another Account;
      minus
   7. Any units that are redeemed to pay the pro rata decrease charge incurred as a result of a decrease in the Specified Amount.

FIXED ACCOUNT VALUE. At the end of any Valuation Period, the Fixed Account value is equal to:

   1. The sum of all Net Premiums allocated to the Fixed Account; plus
   2. Any amounts transferred from a Subaccount to the Fixed Account; plus
   3. Total interest credited to the Fixed Account; minus
   4. Any amounts charged to pay for monthly deductions as they are due; minus
   5. Any amounts withdrawn from the Fixed Account to pay for cash withdrawals; minus
   6. Any amounts transferred from the Fixed Account to a Subaccount; minus
   7. Any amounts withdrawn from the Fixed Account to pay the pro rata decrease charge incurred as a result of a decrease in the Specified Amount.

Interest on the Fixed Account will be compounded daily at a minimum guaranteed effective annual interest rate of 4% per year. We may declare from time to time various higher current interest rates. We may also apply different current interest rates to that part of the cash value that equals the loan reserve.

On transfers from the Fixed Account to a Subaccount, We reserve the right to impose the following limitations:

   1. Written Notice be received by Us within 30 days after an Anniversary.
   2. The transfer will take place on the date We receive such Written Notice.
   3. The maximum amount that may be transferred is the greater of (a) 25% of the amount in the Fixed Account; or (b) the amount transferred in the prior policy year from the Fixed Account.

We further reserve the right to defer payment of any amounts from the Fixed Account for no longer than six months after We receive such Written Notice.

CASH VALUE. At the end of any Valuation Period, the cash value of the Policy is equal to the sum of the Subaccount values plus the Fixed Account value.

SURRENDER. While this Policy is In Force, the Owner may surrender this Policy for the Net Surrender Value. Payment will usually be made within seven days of Written Notice, subject to the Policy Payment section of the General Provisions.

NET SURRENDER VALUE. The Net Surrender Value is the amount payable upon surrender of this Policy. The Net Surrender Value as of any date is equal to:

   1. the cash value as of such date; minus
   2. any Surrender Charge as of such date; minus
   3. any outstanding policy loan; plus
   4. any unearned loan interest

SURRENDER CHARGE. During the first 15 policy years, a Surrender Charge will be incurred upon surrender of this Policy. This charge will be based upon the Table of Surrender Charges shown on the Policy Schedule Page.

PRO RATA DECREASE CHARGE. If during the first 15 policy years the Specified Amount is decreased, a pro rata portion of the Surrender Charge will be deducted from the cash value. The pro rata decrease charge is equal to:

   1. the amount of the Specified Amount decrease; multiplied b
   2. the then current Surrender Charge as of the date of the decrease applicable to the Specified Amount shown on the Table of Surrender Charges.

A pro rata decrease charge will not be deducted from the cash value when a Specified Amount decrease results from (a) a change in Option Type, or (b) a withdrawal when the death benefit is Option Type A, as described in the Withdrawals Provision below. If a pro rata decrease charge is deducted due to a decrease in Specified Amount, any future surrender charges incurred during the Surrender Charge period will be reduced proportionately.

WITHDRAWALS. Cash withdrawals may be made any time after the first policy year and while this Policy is In Force. Only one withdrawal is allowed during a policy year. The amount of a withdrawal may be limited to no less than $500 and to no more than 10% of the Net Surrender Value. The remaining Net Surrender Value following a withdrawal may not be less than $500. The request for a withdrawal must be by Written Notice. A processing fee of the lesser of 2% of the amount withdrawn or $25 will be deducted from each withdrawal amount and the balance paid to the Owner.

When a withdrawal is made, the cash value shall be reduced by the amount of the withdrawal. If the death benefit is Option Type A, the Specified Amount shall also be reduced by the amount of the withdrawal. These reductions will result in a reduction in the death benefit, which may be determined from the Death Benefit section. No withdrawal will be allowed if the resulting Specified Amount would be less than the minimum Specified Amount shown on the Policy Schedule Page.

The Accounts from which the withdrawal will be made may be specified in the Written Notice. If no Account is specified, the withdrawal amount will be withdrawn from each Account in accordance with the Owner's current allocation instructions. Payment will usually be made within seven days of Written Notice, subject to the Policy Payment section of the General Provisions of this Policy.

CONTINUATION OF INSURANCE. Subject to the Grace Period section of the Premium Provisions, insurance coverage under this Policy and any benefits provided by Rider will be continued In Force until the Net Surrender Value is insufficient to cover the monthly deductions. This provision shall not continue this Policy beyond the Maturity Date nor continue any Rider beyond the date for its Termination, as provided in the Rider.

INSUFFICIENT VALUE. If the Net Surrender Value on any Monthiversary is not sufficient to cover the monthly deductions then due, this Policy shall terminate subject to the Grace Period section of the Premium Provisions.

BASIS OF COMPUTATIONS. Policy values and reserves are at least equal to those required by law. A detailed statement of the method of computation of values and reserves has been filed with the insurance department of the state in which this Policy was delivered.

POLICY LOANS. After the first policy year and during the continuance of this Policy, the Owner can borrow against this Policy an amount which is not greater than 90% of the cash value, less any surrender charge and any outstanding policy loan. The amount of any policy loan may be limited to no less than $500, except as noted below.

When a loan is made, an amount equal to the loan plus interest in advance until the next Anniversary will be withdrawn from the Accounts and transferred to the loan reserve. The loan reserve is a portion of the Fixed Account used as collateral for any policy loan. The Owner may specify the Account or Accounts from which the withdrawal will be made. If no Account is specified, the withdrawal will be made from each Account in accordance with the Owner's current premium allocation instructions.

The loan date is the date We process a loan request. Payment will usually be made within seven days of the date We receive proper loan request, subject to the Policy Payment section of the General Provisions of this Policy. This Policy will be the sole security for the loan.

While this Policy is In Force, any loan may be repaid. Any amounts received on this Policy will be considered premiums unless clearly marked as loan repayments.

Interest on any loan will be at the policy loan rate of 5.2%, payable annually in advance. Interest is due at each Anniversary. Interest not paid when due will be added to the loan and will bear interest at the same rate.

At each Anniversary, We will compare the amount of the outstanding loan (including interest in advance until the next Anniversary, if not paid) to the amount in the loan reserve. We will also make this comparison anytime the Owner repays all or part of the loan. At each such time, if the amount of the outstanding loan exceeds the amount in the loan reserve, We will withdraw the difference from the Accounts and transfer it to the loan reserve, in the same fashion as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, We will withdraw the difference from the loan reserve and transfer it to the Accounts in accordance with the Owner's current allocation instructions. However, We reserve the right to require the transfer to the Fixed Account if such loans were originally transferred from the Fixed Account.

                               SETTLEMENT OPTIONS

EFFECTIVE DATE AND FIRST PAYMENT DUE. The effective date of a settlement provision will be either the date of surrender or the date of death. The first payment due will be on the effective date of the settlement provision.

BETTERMENT OF MONTHLY ANNUITY. The payee will receive the greater of:

   1. The income rate guaranteed in this Policy; or
   2. The income rates in effect for Us at the time income payments are made.

AVAILABILITY. If the payee is not a natural person, an optional method of settlement is only available with Our permission. No optional method of settlement is available if:

   1. The payee is an assignee; or
   2. The periodic payment is less than $100.

AGE. Age, when required, means age nearest birthday on the effective date of the option. We will furnish rates for other ages and for two males or two females upon request.

PROOF OF AGE AND SEX. Prior to making the first payment under this Policy, We reserve the right to require satisfactory evidence of the birthdate and sex of any payee. If required by law to ignore the differences in sex of any payee, annuity payments will be determined using unisex rates.

PROOF OF SURVIVAL. Prior to making any payment under this Policy, We reserve the right to require satisfactory evidence that any payee is alive on the due date of such payment.

INTEREST. All settlement options are based on the 1983 Individual Annuity Mortality Table, if applicable, and a guaranteed annual interest rate of 3%.



                     TABLE OF OPTIONAL METHODS OF SETTLEMENT
                  DESCRIPTION AND TABLES OF MONTHLY INSTALLMENT
                             PER $1,000 OF PROCEEDS.


Option A - Fixed Period. The proceeds will be paid in equal installments. The installments will be paid over a fixed period determined from the following table:


                        FIXED PERIOD
                        (IN MONTHS)            FACTOR
                        ------------           ------
                            60                  17.91
                           120                   9.61
                           180                   6.87
                           240                   5.51

Option B - Life Income. The proceeds will be paid in equal installments determined from the following table.
Such installments are payable:

   1. during the payee's lifetime only (Life Annuity); or
   2. during a 10-year fixed period certain and for the payee's remaining lifetime (Certain Period); or
   3. until the sum of installments paid equals the annuity proceeds applied and for the payee's remaining lifetime (Installment Refund).


PAYEE'S       LIFE ANNUITY            CERTAIN PERIOD        INSTALLMENT REFUND
AGE       MALE  FEMALE  UNISEX     MALE  FEMALE  UNISEX    MALE   FEMALE  UNISEX
-------   --------------------     --------------------    ---------------------
55        4.20    3.81    4.01     4.15    3.79    3.98    4.00     3.71    3.85
60        4.67    4.17    4.43     4.59    4.14    4.37    4.37     4.02    4.19
65        5.33    4.68    5.01     5.17    4.61    4.90    4.84     4.42    4.62
70        6.26    5.39    5.82     5.89    5.24    5.58    5.45     4.94    5.18
75        7.53    6.42    6.97     6.75    6.06    6.42    6.24     5.64    5.91
80        9.33    7.95    8.63     7.66    7.04    7.37    7.25     6.57    6.88
85       11.84   10.21   11.02     8.48    8.04    8.27    8.55     7.78    8.14
90       15.31   13.49   14.40     9.08    8.81    8.96   10.21     9.30    9.74


Option C - Joint and Survivor Life Income. The proceeds will be paid in equal installments during the joint lifetime of two payees:

   1. continuing upon the death of the   2.  reduced by one-third upon the death
      first payee for the remaining          of the first payee and continuing
      lifetime of the survivor; or           for the remaining lifetime of the
                                             survivor.

        Joint Life Income with Full               Joint Life Income with 2/3
             Amount to Survivor                           to Survivor

     55    60     65     70     75             55     60     65      70     75
--------------------------------------------------------------------------------

55  3.97  4.13   4.26   4.38   4.46       55  4.37   4.59   4.83    5.09   5.36
60  4.13  4.35   4.56   4.75   4.89       60  4.59   4.86   5.15    5.48   5.81
65  4.26  4.56   4.87   5.16   5.41       65  4.83   5.25   5.53    5.93   6.36
70  4.38  4.75   5.26   5.60   6.00       70  5.09   5.48   5.93    6.45   7.02
75  4.46  4.89   5.41   6.00   6.61       75  5.36   5.81   6.36    7.02   7.76

                       THIS PAGE INTENTIONALLY LEFT BLANK

                             WESTERN RESERVE LIFE
                            ASSURANCE CO. OF OHIO


--------------------------------------------------------------------------------


                  Flexible Premium Variable Life Insurance Policy
     Death Benefit Proceeds Payable at Death of Insured Prior to Maturity Date
                   Net Surrender Value Payable at Maturity Date
   Flexible Premiums Payable During Lifetime of Insured Until the Maturity Date
                        Non-Participating - No Dividends
                    Some Benefits Reflect Investment Results